UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2016

COMMISSION FILE NUMBER 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro 65 (Euljiro2-ga), Jung-gu

Seoul 04539, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

QUARTERLY BUSINESS REPORT

(From January 1, 2016 to March 31, 2016)

THIS IS A SUMMARY OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN WHICH IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY,” “WE,” “US,” OR “OUR” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

COMPANY OVERVIEW

1. Company Overview

The Company’s quarterly business report for the three months ended March 31, 2016 includes the following consolidated subsidiaries:

Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2015 (millions of Won)	Material Subsidiary*
SK Telink Co., Ltd.	Apr. 9, 1998	Telecommunication services and satellite broadcasting services	309,955	Material
M&Service Co., Ltd.	Feb. 10, 2000	Online information services	89,452	Material
SK Communications Co., Ltd.	Sep. 19, 1996	Internet portal and other Internet information services	152,496	Material
Stonebridge Cinema Fund	Sep. 30, 2005	Investment partnership	7,797
SK Broadband Co., Ltd.	Sep. 5, 1997	Fixed-line telecommunication services, multimedia and IPTV services	3,291,707	Material
K-net Culture and Contents Venture Fund	Nov. 24, 2008	Investment partnership	13,169
Hwaitec Focus Investment Partnership 2	Dec. 24, 2008	Investment partnership	18,249
Open Innovation Fund	Dec. 22, 2008	Investment partnership	19,455
PS&Marketing Co., Ltd.	Apr. 3, 2009	Sale of telecommunication devices	509,580	Material
Service Ace Co., Ltd.	Jul. 1, 2010	Customer center management services	65,424
Service Top Co., Ltd.	Jul. 1, 2010	Customer center management services	61,897
Network O&S Co., Ltd.	Jul. 1, 2010	Network maintenance services	77,426	Material
SK Planet Co., Ltd.	Oct. 1, 2011	Telecommunication and platform services	2,406,988	Material
Neosnetworks Co., Ltd.	Jun. 12, 2008	Security system services	68,361
Iriver Ltd.	Jul. 12, 2000	Audio device manufacturing	65,405
Entrix Co., Ltd.	July 1, 2015	Telecommunication (Cloud) services	30,876
SK Telecom China Holdings Co., Ltd.	Jul. 12, 2007	Investment (holding company)	37,748
SK Global Healthcare Business Group, Ltd.	Sep. 14, 2012	Investment (SPC)	25,768
Iriver Enterprise Ltd.	Jan. 14, 2014	Management of Chinese subsidiary	4,289
Iriver China Co., Ltd.	Jun 24, 2004	Electronic device manufacturing	4,394
DongGuan Iriver Electronics Co., Ltd.	Jul. 6, 2006	Electronic device manufacturing	23
SK Planet Japan, K.K.	Mar. 14, 2012	Digital contents sourcing services	5,068
groovers Japan Co. Ltd.	Feb. 25, 2015	Contents and information distribution	1,540
SKT Vietnam PTE., Ltd.	Apr. 5, 2000	Telecommunication services	4,523
SK Planet Global PTE, LTD.	Aug. 4, 2012	Digital contents sourcing services	1,570
SKP Global Holdings PTE, LTD.	Aug. 10, 2012	Investment (holding company)	28,320

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Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2015 (millions of Won)	Material Subsidiary*
SKT Americas, Inc.	Dec. 29, 1995	Information collection and management consulting services	51,138
SK Planet America LLC	Jan. 27, 2012	Digital contents sourcing services	380,141	Material
Shopkick Management Company, Inc.	Oct. 9, 2014	Investment	306,248	Material
Shopkick, Inc.	Jun. 1, 2009	Mileage based e-commerce application development	25,388
SK TechX Co., Ltd.	Mar. 1, 2016	Telecommunication and platform services	—
One store Co., Ltd.	Mar. 1, 2016	Contents distribution	—
Technology Innovation Partners, L.P.	Jun. 24, 2011	Investment	36,228
Iriver America Inc.	May 1, 2005	Wholesale and retail	—
Iriver Inc.	Feb. 15, 2007	North America marketing and sales	4,160
YTK Investment Ltd.	Jul. 1, 2010	Investment	16,318
Atlas Investment	Jun. 24, 2011	Investment	77,750	Material
SK Telecom China Fund I L.P.	Sep. 14, 2011	Investment	20,901

*	Material Subsidiary means a subsidiary with total assets of Won 75 billion or more as of the end of the latest fiscal year.

Changes in subsidiaries during 2016 are set forth below.

Change	Name	Remarks
Additions	SK TechX Co., Ltd.	Split from SK Planet Co., Ltd. and newly established
	One store Co., Ltd.	Split from SK Planet Co., Ltd. and newly established

Exclusions	Commerce Planet Co. Ltd.	Merged into SK Planet Co., Ltd.

A.	Corporate Legal Business Name: SK Telecom Co., Ltd.

B.	Date of Incorporation: March 29, 1984

C.	Location of Headquarters

(1)	Address: 65 Euljiro, Jung-gu, Seoul, Korea

(2)	Phone: +82-2-6100-2114

(3)	Website: http://www.sktelecom.com

D.	Major Businesses

(1)	Wireless business

The Company provides wireless telecommunications services, characterized by its competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. Since the introduction of services employing LTE technology in July 2011, the telecommunications market for such services has grown as demand for fast data transfer speeds and differentiated services has increased. Having reached one million subscribers by January 2012 and over 10 million subscribers by April 2013, the Company has solidified its leadership position in LTE services as it has done with its 3G services. In June 2013, the Company became the first telecommunications service provider in the world to provide commercial LTE-Advanced (“LTE-A”) services using carrier aggregation technology, and in June 2014, the Company reaffirmed its technological leadership by becoming the first to provide commercial 225 Mbps wideband LTE-A services, which is three times faster than LTE. In December 2014, the Company launched tri-band LTE-A, which is four times faster than LTE.

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The Company also launched unlimited LTE data plans and other innovative data plans such as “Rush hour / Subway Free” plans that are unlimited data plans based on time, place and occasion (or, TPO), reflecting the data pattern usage of customers and their lifestyles. “T-outdoor” and “T Kids Phone – Joon,” introduced in 2014, are customer-focused products that create additional value for customers. In addition, the Company released “Pet Fit”, a smart healthcare device for pets in April 2015 and “T-Pet,” which provides a variety of services such as a pet’s live location information through a device embedded with USIM and positioning modules in May 2015. The Company expects that these products will have a lock-in effect on existing customers.

The Company plans to increase its profitability by strengthening its retention policy, which is the fundamental basis of competitiveness for telecommunication companies in this data-intensive era. The Company will lead the information and communication technology (“ICT”) trend by providing products through which customers can have a distinctive experience and by providing innovative services, such as the “T-Phone,” to transition to service-based competition.

In the business-to-business (“B2B”) area, the Company has strengthened its solutions business through the implementation of Smart Store, Smart Work, Smart Cloud, Green & Safety and M–Ad & Payment. Since the commercial launch of its mobile IPTV services, “B tv Mobile,” in October 2012, the Company has gained over one million paying subscribers as of March 2014. The Company is the first telecommunications services provider in the world to provide full high definition streaming services using its LTE-A network. In its first year (2014), the number of its mobile IPTV service subscribers increased by 1.56 million to reach 2.37 million subscribers by the end of the year and as of March 31, 2016, the number of subscribers was 4.79 million.

In the area of healthcare, the Company achieved several tangible milestones: point-of-care diagnostic devices manufactured by a company of which the Company is the largest shareholder received approval from the U.S. Food and Drug Administration; the Company entered the Chinese healthcare market; and the Company was the first Korean company to export medical information systems. The Company plans to continue to find and develop new growth engines in the mid- to long-term. The Company also plans to seek out new growth engines in existing businesses, including the intelligence business, by utilizing its technologies relating to big data.

In order to strengthen its sales channels, the Company has been offering a variety of fixed-line and wireless telecommunication convergence products to its customers through PS&Marketing Co., Ltd. (“PS&Marketing”), one of its subsidiaries. Through Service Ace Co., Ltd., another subsidiary, the Company operates customer service centers in Seoul and provides telemarketing services. Furthermore, Network O&S Co., Ltd., the Company’s subsidiary responsible for the operation of the Company’s 2G to 4G networks (including its CDMA, WCDMA and LTE networks), provides customers with quality network services and provides the Company with technological know-how in network operations.

(2)	Fixed-line business

SK Broadband Co., Ltd. (“SK Broadband”) is engaged in providing telecommunications, broadcasting and new media services and various other services that are permitted to be carried out by SK Broadband under relevant regulations, as well as business activities that are directly or indirectly related to providing those services. In 1999, SK Broadband launched its high-speed Internet service in Seoul, Busan, Incheon and Ulsan and currently provides such services nationwide. SK Broadband also commercialized its TV-Portal service in July 2006 and its IPTV service in January 2009 upon receipt of permit in September 2008.

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(3)	Other businesses

The Company is continuing to grow its commerce platform business as a leading player in Korea through 11th Street, an open marketplace platform service that connects various sellers and purchasers through its online and mobile platforms. Through “Shocking Deal,” which is a mobile commerce curation service, the Company is continuing to increase its market share in this business. In the commerce marketing platform business area, the Company is leading the online-to-offline commerce business and offers OK Cashbag, Korea’s largest loyalty mileage program, Syrup, which offers smart shopping services utilizing OK Cashbag’s existing network of business partners and information technology such as big data, and Syrup Store, which provides integrated marketing solutions to business partners.

In the advertising business area, the Company is engaged in advertisement production, promotion services and research and consulting services as a business idea creator to substantively help businesses increase their value in a rapidly evolving business environment.

In the global business area, the Company has expanded its online marketplace business globally to Turkey, Indonesia and Malaysia and has rapidly grown into one of the leading market players in these regions. The Company intends to continue its efforts to secure the market leading position in these markets.

In the location-based services business area, the Company provides real time traffic information and various local information through its T-Map Navigation service. In the digital contents business area, the Company provides high-quality digital contents in its leading mobile contents marketplace, T Store.

In the media business area, the Company provides the optimum environment for subscribers to access multimedia contents according to personal taste and preference through “oksusu,” available on various digital devices such as personal computers and mobile devices.

The Company provides integrated Internet portal services through NATE and instant messaging services through NATE-ON. In the portal service business area, key sources of revenue are display advertising, search engine-based advertising, and contents and other services. Display advertising consists of image, video and flash-based multimedia advertising carried on NATE and NATE-ON and aims to give greater exposure to the advertiser’s brand name to the public. The increased effectiveness of online media as an advertising outlet has resulted in a greatly expanded advertiser base, and the increasing variety in the format of advertising has contributed to the growth of display advertising. Search engine-based advertising refers to the type of advertising that embeds advertisements within search results produced by searches of certain keywords on the NATE portal site. Search engine-based advertising has a certain appeal to small and medium-sized advertisers.

See “II-1. Business Overview” for more information.

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E.	Credit Ratings

(1)	Corporate bonds

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
April 11, 2013	Corporate bond	AAA	Korea Ratings	Current rating
April 11, 2013	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
April 11, 2013	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Current rating
April 11, 2013	Corporate bond	AAA	Korea Ratings	Regular rating
April 11, 2013	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
April 11, 2013	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Regular rating
April 22, 2014	Corporate bond	AAA	Korea Ratings	Regular rating
April 22, 2014	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
April 22, 2014	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Regular rating
April 22, 2014	Corporate bond	AAA	Korea Ratings	Current rating
April 22, 2014	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
April 22, 2014	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
October 15, 2014	Corporate bond	AAA	Korea Ratings	Current rating
October 15, 2014	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
October 15, 2014	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
February 9, 2015	Corporate bond	AAA	Korea Ratings	Current rating
February 9, 2015	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
February 9, 2015	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
May 21, 2015	Corporate bond	AAA	Korea Ratings	Regular rating
May 27, 2015	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
June 10, 2015	Corporate bond	AAA	NICE Investors Service, Co., Ltd	Regular rating
July 6, 2015	Corporate bond	AAA	Korea Ratings	Current rating
July 6, 2015	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
July 6, 2015	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
October 26, 2015	Corporate bond	AAA	Korea Ratings	Current rating
October 26, 2015	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
October 26, 2015	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
February 19, 2016	Corporate bond	AAA	Korea Ratings	Current rating
February 19, 2016	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
February 19, 2016	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating

*	Rating definition: “AAA” - The certainty of principal and interest payment is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

(2)	Commercial paper (“CP”)

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
April 11, 2013	CP	A1	Korea Ratings	Current rating
April 11, 2013	CP	A1	Korea Investors Service, Inc.	Current rating
April 11, 2013	CP	A1	NICE Investors Service Co., Ltd.	Current rating
November 29, 2013	CP	A1	Korea Ratings	Regular rating
December 18, 2013	CP	A1	Korea Investors Service, Inc.	Regular rating
December 20, 2013	CP	A1	NICE Investors Service Co., Ltd.	Regular rating

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Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
April 22, 2014	CP	A1	Korea Ratings	Current rating
April 22, 2014	CP	A1	Korea Investors Service, Inc.	Current rating
April 22, 2014	CP	A1	NICE Investors Service Co., Ltd.	Current rating
October 15, 2014	CP	A1	Korea Ratings	Regular rating
October 15, 2014	CP	A1	Korea Investors Service, Inc.	Regular rating
October 15, 2014	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
May 21, 2015	CP	A1	Korea Ratings	Current rating
May 27, 2015	CP	A1	Korea Investors Service, Inc.	Current rating
June 10, 2015	CP	A1	NICE Investors Service Co., Ltd.	Current rating
January 19, 2016	Short-term bond	A1	Korea Ratings	Current rating
January 19, 2016	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
January 19, 2016	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating

*	Rating definition: “A1” - Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

(3)	International credit ratings

Date of credit rating	Subject of rating	Credit rating of securities	Credit rating company	Rating type
June 6, 2012	Bonds denominated in Swiss Franc	A-	Fitch Inc.	Current rating
June 4, 2012	Bonds denominated in Swiss Franc	A3	Moody’s Investors Service	Current rating
June 7, 2012	Bonds denominated in Swiss Franc	A-	Standard & Poor’s Rating Services	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A-	Fitch Inc.	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A3	Moody’s Investors Service	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A-	Standard & Poor’s Rating Services	Current rating

*	On August 9, 2013, Moody’s Investors Service raised the outlook on the Company’s rating from A3 (Negative) to A3 (Stable).
*	On November 4, 2015, S&P lowered the outlook on the Company’s rating from A- (Positive) to A- (Stable).

2. Company History

October 2011: SK Planet Co., Ltd. was spun off from the Company.

February 2012: Purchased shares of SK hynix Inc. (formerly, Hynix Semiconductor Inc.)

June 2015: Consummation of the comprehensive share exchange transaction (the “Share Exchange”) through which the Company acquired all of the shares of SK Broadband that it did not otherwise own in exchange for its treasury shares such that SK Broadband became a wholly-owned subsidiary of the Company.

April 2016: The spin-off and merger of the location-based services business and the mobile phone verification services business of SK Planet Co., Ltd.

A.	Location of Headquarters

•	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

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•	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

•	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

•	99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)

•	65 Euljiro, Jung-gu, Seoul (December 13, 2004)

B.	Significant Changes in Management

At the 29th General Meeting of Shareholders held on March 22, 2013, Dae Sik Cho was elected as an inside director and Dae Shick Oh was elected as an independent director and member of the audit committee of the Company’s board of directors. At the 30th General Meeting of Shareholders held on March 21, 2014, Jae Hoon Lee was elected as an independent director and Jae Hyeon Ahn was elected as an independent director and member of the audit committee of the Company’s board of directors. At the 31st General Meeting of Shareholders held on March 20, 2015, Dong Hyun Jang was elected as an inside director. At the 32nd General Meeting of Shareholders held on March 18, 2016, Dae Sik Cho was re-elected as an inside director and Dae Shick Oh was re-elected as an independent director and member of the audit committee of the Company’s board of directors.

C.	Change in Company Name

On March 23, 2012, SK hynix Inc., which became a subsidiary in February 2012, changed its name to SK hynix Inc. from Hynix Semiconductor Inc. in accordance with a resolution at its annual general meeting of shareholders.

D.	Mergers, Acquisitions and Restructuring

(1)	Spin-off

In accordance with the resolution of the Company’s board of directors on July 19, 2011 and the resolution of the shareholders’ meeting on August 31, 2011, the Company spun off its platform business and established SK Planet Co., Ltd., effective as of October 1, 2011. The registration of the spin-off was completed on October 5, 2011. Set forth below are important details of the spin-off.

Description	Detail
Method of Spin-off	Simple vertical spin-off
Resulting Companies	SK Telecom Co., Ltd. (Surviving Company) SK Planet Co., Ltd. (Spin-off Company)
Effective Date	October 1, 2011

Set forth below is a summary of the Company’s financial position before and after the spin-off.

		(in millions of Won)
Description	Before the spin-off (As of September 30, 2011)	After the spin-off (As of October 1, 2011)
	SK Telecom Co., Ltd.	SK Telecom Co., Ltd.	SK Planet Co., Ltd.
Total Assets	19,400,114	19,084,651	1,545,537

Total Liabilities	7,673,828	7,358,365	315,463

Total Shareholders’ Equity	11,726,286	11,726,286	1,230,074

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The schedule of the spin-off is set forth below.

Category		Date
Board resolution on spin-off		July 19, 2011
Record Date for Determination of Shareholders for the Shareholders’ Meeting for Spin-off		August 4, 2011
Shareholders’ Meeting for Approval of Spin-off Plan		August 31, 2011
Date of Spin-off		October 1, 2011
Shareholders’ Meeting for Report of Spin-off and Inaugural Meeting of Shareholders		October 4, 2011
Registration of Spin-off		October 5, 2011
Others	Notice of closure of shareholders register Period of closure of shareholders register Public notice of shareholders’ meeting Dispatch of notice of shareholders’ meeting	July 20, 2011 August 5, 2011~ August 8, 2011 August 10, 2011 and August 12, 2011 August 12, 2011

•	Changes in shareholding, including majority shareholder

Not applicable because the spin-off is a simple vertical spin-off.

•	Appraisal rights of shareholders

Not applicable because the spin-off is a simple vertical spin-off.

•	Protection of creditors

In accordance with Article 530-9 Paragraph 1, both SK Telecom and SK Planet will be jointly and severally liable for the payment of all obligations of SK Telecom incurred prior to the spin-off.

•	Allocation of new shares

In accordance with Articles 530-2 through 530-12, the spin-off is a simple vertical spin-off and all shares of SK Planet were allocated to SK Telecom.

(2)	Acquisition of shares of SK hynix Inc. (formerly, Hynix Semiconductor Inc.)

In accordance with the resolution of the Company’s board of directors on November 14, 2011, the Company purchased 146,100,000 shares of SK hynix Inc. (formerly, Hynix Semiconductor Inc.) (“SK Hynix”) (aggregate purchase price of Won 3,374,726 million) on February 14, 2012 in order to acquire control of SK Hynix. The Company had a 21.05% equity interest in SK Hynix after the purchase.

(3)	Merger of SK Planet and SK Marketing & Company Co., Ltd.

On January 11, 2013, the Company acquired the remaining 50% equity stake in SK Marketing & Company Co., Ltd. (“SK Marketing & Company”), a company providing e-commerce and advertising services, from SK Innovation Co., Ltd. and gained control of both SK Marketing & Company and its subsidiary, M&Service Co., Ltd. The Company thereafter contributed the 100% equity stake in SK Marketing & Company to SK Planet and merged SK Marketing & Company into SK Planet as of February 1, 2013.

(4)	Acquisition of shares of PS&Marketing

On February 20, 2014, the board of directors of the Company resolved to invest an additional Won 100 billion (20 million common shares) into PS&Marketing, an affiliated company, in order to increase its mid- to long-term competitiveness in distribution. The date of investment was April 2, 2014, and the cumulative investment amount totaled Won 330 billion.

(5)	Disposition of shares of iHQ Inc.

On March 10, 2014, the Company disposed of 3,790,000 shares (its 9.4% equity share) of iHQ Inc. to rebalance its investment portfolio.

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(6)	Acquisition of shares of Neosnetworks Co., Ltd. (“Neosnetworks”)

In order to acquire a new growth engine, the Company acquired a controlling stake in Neosnetworks, a building security company, with the purchase of 31,310 shares (a 66.7% equity interest) of Neosnetworks. on April 2, 2014. The Company acquired an additional 50,377 shares in Neosnetworks in April 2015 through a rights offering, resulting in an increase of its ownership to 83.9%.

(7)	Acquisition of shares of Iriver

On August 13, 2014, the Company purchased 10,241,722 shares (a 39.3% equity interest) of Iriver Ltd. (“Iriver”) from Vogo-Rio Investment Holdings Co., Ltd. and KGF-Rio Limited in order to foster application development and smartphone accessories as part of the Company’s growth engines. As of December 31, 2014, the Company holds a 48.9% equity interest of Iriver by acquiring additional shares in its rights offering. The Company does not hold a majority of the voting rights of Iriver but the Company has concluded that it has effective control, as it holds significantly more voting rights than any other shareholder or any organized group of shareholders.

(8)	Acquisition of shares of Shopkick, Inc. (“Shopkick”)

On October 10 2014, SK Planet America LLC, a subsidiary of the Company, acquired (through its 95.2%-owned subsidiary Shopkick Management Company, Inc.) a 100.0% ownership interest in Shopkick, a developer of a shopping app for mobile devices that provides benefits to customers for visiting stores, in order to penetrate the mobile commerce market in the United States. In the first quarter of 2016, SK Planet America LLC acquired all remaining shares of Shopkick Management Company, Inc.

(9)	Disposition of Shenzen E-Eye shares

In 2014, the Company entered into an agreement to dispose of its equity interest in Shenzen E-eye in order to focus its business portfolio on high-growth business areas in the Chinese ICT market. The sale was completed on March 23, 2015.

(10)	Disposition of a portion of KEB Hana Card shares

On April 3, 2015, the Company sold 27,725,264 shares (10.4% out of the 25.4% equity interest the Company held prior to the sale) of KEB Hana Card Co., Ltd. to Hana Financial Group in cash. With the proceeds of such sale (Won 180 billion), the Company acquired equity interests in Hana Financial Group on April 17, 2015 through participation in a rights offering by Hana Financial Group. The Company plans to maintain its strategic alliance and pursue opportunities to create synergies with, Hana Financial Group.

(11)	SK Broadband - Comprehensive Share Exchange

On March 20, 2015, the Company’s board of directors resolved to approve the Share Exchange.

•	Share Exchange ratio: Shareholders of one common share of SK Broadband were allotted 0.0168936 common shares of SK Telecom

•	Shares exchanged: 2,471,883 registered common shares of SK Telecom

•	Date of Share Exchange agreement: March 23, 2015

•	Record date: April 6, 2015

•	Announcement date for the proceeding of the Share Exchange as a small-scale share swap: April 6, 2015

•	Meeting of board of directors for approval of the Share Exchange: May 6, 2015

•	Date of the Share Exchange: June 9, 2015

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(12)	Establishment of Entrix Co., Ltd.

In the first three quarters of 2015, SK Planet spun off its cloud streaming division and established Entrix Co., Ltd. The Company exchanged 1,300,000 shares of SK Planet for 1,300,000 shares of Entrix at the time of the spin-off and later acquired an additional 2,857,000 shares by participating in the recapitalization.

(13)	Additional capital raise by NanoEnTek Inc.

In the first three quarters of 2015, the Company acquired 1,090,155 shares through the additional capital raise by NanoEnTek.

(14)	Reclassification of Packet One Networks’ accounts

In 2015, the Company reclassified its investments in Packet One from investments in associates and joint ventures to assets classified as held for sale as the Company no longer had significant control over Packet One. The difference between the book value and the fair value of Won 37.4 billion at the time of reclassification was recognized as impairment loss.

(15)	Acquisition of shares of SK Communications Co., Ltd. (“SK Communications”)

On October 1, 2015, the Company became the largest shareholder of SK Communications with a 64.54% equity interest through dividends in kind from SK Planet of 26,523,815 shares and the purchase of 1,506,130 shares over-the-counter.

(16)	Acquisition of shares of CJ HelloVision Co., Ltd. (“CJ HelloVision”)

On November 2, 2015, the Company’s board of directors resolved to approve the acquisition of CJ HelloVision’s shares from CJ O Shopping Co., Ltd. (“CJ O Shopping”) and on the same day, entered into a share purchase agreement with CJ O Shopping. The Company plans to acquire 23,234,060 shares of CJ HelloVision at closing. As of March 31, 2016, regulatory approval procedures from relevant authorities related to the acquisition of the shares have not been completed, and the Company will disclose the future timetable once confirmed. The acquisition is subject to certain closing conditions, including obtaining regulatory approval from the relevant authorities. According to the share purchase agreement, the Company will give CJ O Shopping a put option for all or part of CJ HelloVision’s remaining shares owned by CJ O Shopping with an exercise period of two years from the date three years from the closing of the acquisition, and the Company will receive a call option with an exercise period of five years from the closing of the acquisition.

(17)	Tender offer of shares of CJ HelloVision

From November 2, 2015 to November 23, 2015, the Company purchased 6,671,933 shares of CJ Hellovision in a tender offer for up to 10,000,000 shares, paying Won 12,000 per share. Through this tender offer, the Company acquired an 8.61% equity interest in CJ HelloVision.

(18)	Establishment of SK TechX Co., Ltd. and One store Co., Ltd.

In the first quarter of 2016, SK Planet spun off its platform business and T Store business and established SK TechX Co., Ltd. and One store Co., Ltd. The Company exchanged 12,323,905 shares of SK Planet for 6,323,905 shares of SK TechX Co., Ltd. and 6,000,000 shares of One store Co., Ltd. at the time of the spin-off. The Company later acquired an additional 4,409,600 shares at a purchase price of Won 22 billion by participating in the follow-on rights offering.

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(19)	Spin-off and merger of SK Planet’s location-based services business and mobile phone verification services business

Through the merger of SK Planet’s location-based services business and mobile phone verification services business into SK Telecom, the Company seeks to provide a solid base for continued growth, especially in the next generation platform business, and SK Planet plans to further concentrate its resources on its commerce business. The spin-off and merger was effective as of April 5, 2016 and was registered as of April 7, 2016. SK Planet is a wholly-owned subsidiary of the Company, and as the Company did not issue any new shares in connection with the merger, there was no change in the share ownership of the Company.

[SK Broadband]

(1)	Merger

On July 26, 2012, the board of directors of SK Broadband resolved to merge Broadband D&M Co., Ltd., its wholly-owned subsidiary, into SK Broadband after transferring Broadband D&M Co., Ltd.’s network maintenance business to Network O&S Co., Ltd. The merger was effective as of September 26, 2012. In connection with this merger, SK Broadband did not issue any new shares.

On October 25, 2012, the board of directors of SK Broadband resolved to merge Broadband CS Co., Ltd., its wholly-owned subsidiary, into SK Broadband after transferring Broadband CS Co., Ltd.’s customer service business to Service Ace Co., Ltd. The merger was effective as of December 26, 2012. In connection with this merger, SK Broadband did not issue any new shares.

On January 3, 2013, the board of directors of SK Broadband approved the merger of Broadband Media Co., Ltd., its wholly-owned subsidiary, into SK Broadband. The merger was effective as of March 22, 2013 and was recorded as of March 25, 2013. Please refer to the “Merger Completion Report” filed with the Financial Services Commission on March 25, 2013. In connection with this merger, SK Broadband did not issue any new shares.

On July 29, 2015, the board of directors of SK Broadband approved the acquisition of SK Planet’s Hoppin business through a spin-off and subsequent merger transaction pursuant to Article 530-2 of the Korean Commercial Code, with both SK Broadband and SK Planet remaining as existing companies. The spin-off and subsequent merger were effective as of September 1, 2015, and on the same day, SK Broadband issued 2,501,125 new common shares resulting from the merger, allotting 0.0349186 common shares of SK Broadband per one common share of SK Planet to SK Telecom, SK Planet’s sole shareholder.

(2)	Share Exchange

On March 20, 2015, the board of directors of SK Broadband resolved to approve the Share Exchange. The Share Exchange was approved at the extraordinary meeting of shareholders held on May 6, 2015. Subsequent to the Share Exchange, the Company became the parent company of SK Broadband with 100% ownership and remained a listed corporation on the KRX KOSPI Market, and SK Broadband became a wholly-owned subsidiary of the Company and was delisted from the KRX KOSDAQ Market. There was no change in the share ownership interest of the Company’s existing shareholders or the Company’s management in connection with the Share Exchange.

•	Share Exchange ratio: Shareholders of one common share of SK Broadband were allotted 0.0168936 common shares of SK Telecom

•	Shares exchanged: 2,471,883 registered common shares of SK Telecom

•	Date of Share Exchange agreement: March 23, 2015

•	Record date: April 6, 2015

•	Announcement date for the proceeding of the Share Exchange as a small-scale share swap: April 6, 2015

•	Meeting of board of directors for approval of the Share Exchange: May 6, 2015

•	Date of the Share Exchange: June 9, 2015

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[SK Planet]

(1)	Merger

On January 11, 2013, the Company acquired the remaining 50% equity stake in SK Marketing & Company, a company providing e-commerce and advertising services, from SK Innovation Co., Ltd. and gained control of both SK Marketing & Company and its subsidiary, M&Service Co., Ltd. The Company thereafter contributed the 100% equity stake in SK Marketing & Company to SK Planet and merged SK Marketing & Company into SK Planet as of February 1, 2013. In connection with this merger, the merger ratio between SK Planet and SK Marketing & Company was 1.2927317:1 and SK Planet issued 12,927,317 of its common stock.

On April 22, 2013, the board of directors of SK Planet resolved to merge Madsmart, Inc., its wholly-owned subsidiary, into SK Planet to enhance the competitiveness of its platform business and provide faster service to customers by merging the ICT capabilities of the two companies. The merger was effective as of June 1, 2013 and SK Planet did not issue any new shares in connection with the merger.

On May 29, 2015, the board of directors of SK Planet resolved to spin off its cloud streaming division on July 1, 2015 in order to strengthen its business capabilities and expand overseas. The spin-off ratio was 0.9821740 for the surviving company to 0.0178260 for the newly-established company, and the capital reduction ratio was 1.7825968%.

On July 29, 2015, the board of directors of SK Planet resolved to spin off its Hoppin business, which was merged into SK Broadband on September 1, 2015, in order to unify capabilities within the business and maximize synergies to improve its competitive power in the Korean and international mobile media market. SK Planet issued 2,501,125 new common shares in connection with this transaction, and the merger ratio between SK Planet and SK Broadband was 0.0349186:1.

On December 29, 2015, the board of directors of SK Planet resolved to merge Commerce Planet Co., Ltd., its wholly-owned subsidiary, into SK Planet to generate synergies by uniting capabilities to promote its commerce business. The merger was effective as of February 1, 2016, and SK Planet did not issue any new shares in connection with the merger.

On January 21, 2016, the board of directors of SK Planet resolved to spin off its location-based services business and mobile phone verification services business and merge them into SK Telecom in order to further concentrate its resources on its commerce business. The effective date of the spin-off and merger was April 5, 2016.

(2)	Spin-off

On January 21, 2016, the board of directors of SK Planet resolved to spin off its platform business and T Store business in order to enhance the competitiveness of each business for future growth. The effective date of the spin-off was March 1, 2016.

[SK Communications]

(1)	Disposition of shares of SK i-media

Pursuant to the resolution of its board of directors on October 17, 2011, SK Communications sold all of the shares of SK i-media Co., Ltd. it owns to LK Media Tec Co., Ltd. for Won 1 million of cash.

(2)	Disposition of shares of U-Land

Pursuant to the resolution of its board of directors on December 21, 2011, SK Communications sold all of the shares of U-Land Co., Ltd. (a 29.85% equity interest) it owns to SK Planet for Won 10 million.

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(3)	Disposition of the Cyworld service

Pursuant to the resolution of its board of directors on March 6, 2014, SK Communications sold its Cyworld service and certain related assets to Cyworld Co., Ltd. for Won 2.8 billion on April 8, 2014.

(4)	Disposition of shares of Service-In

On November 19, 2012, SK Communications sold all of its shares (80,000 common shares) in Service-In Co., Ltd., its subsidiary, to the chief executive officer of Service-In Co., Ltd., pursuant to a resolution of its board of directors of October 31, 2012.

(5)	Change in the largest shareholder

On September 24, 2015, SK Telecom and SK Planet entered into a share transfer agreement to transfer all of the shares of SK Communications held by SK Planet to SK Telecom. The agreement became effective on October 1, 2015, making SK Telecom the largest shareholder of SK Communications.

[PS&Marketing]

On February 20, 2014, the board of directors of PS&Marketing resolved to acquire the retail distribution business, including related assets, liabilities, contracts and human capital of the information technology and mobile wing of SK Networks. On the same day, the board of directors of PS&Marketing also resolved to acquire retail stores, including their assets and liabilities, of LCNC Co., Ltd (“LCNC”). The acquisitions were completed on April 30, 2014 at a purchase price of Won 124.5 billion for the assets acquired from SK Networks and a purchase price of Won 10 billion for the assets acquired from LCNC.

[M&Service]

Upon the merger between SK Marketing & Company, which held a 100% equity stake in M&Service, and SK Planet on February 1, 2013, SK Planet holds a 100% equity stake in M&Service.

[Neosnetworks]

On March 31, 2015, Neos Networks acquired the unmanned electronic security business of Joeun Safe to expand its unmanned security business. The acquisition cost, which had been reported on January 5, 2015 as Won 19.4 billion, was subject to adjustment depending on the customer transfer rate. The final acquisition cost was determined to be Won 16.9 billion. Joeun Safe was spun off from its parent company Joeun System in 2006 and has the fourth largest market share in the Korean unmanned security industry. Upon this acquisition, it is expected that the Company will quickly expand into the unmanned security market.

[Iriver]

(1)	Merger of Iriver CS Co., Ltd. (“Iriver CS”)

Pursuant to the resolution of its board of directors on November 18, 2014, Iriver decided to merge with Iriver CS, its wholly-owned subsidiary, with Iriver as the surviving entity. The merger was completed based on the merger ratio of 1:0 with no capital increase. The merger and merger registration were completed on January 31, 2015 and February 2, 2015, respectively.

(2)	New Establishment of groovers Japan Co. Ltd. (“groovers Japan”)

On February 25, 2015, Iriver newly established its overseas subsidiary, groovers Japan, for the purpose of strengthening new business opportunities in Japan.

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E. Other Important Matters related to Management Activities

[SK Telecom]

(1)	Issuance of bonds

On May 14, 2014, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 50 billion (with an annual interest rate of 3.301% and a maturity date of May 14, 2019), Won 150 billion (with an annual interest rate of 3.637% and a maturity date of May 14, 2024), Won 50 billion (with embedded options, an annual interest rate of 4.725% and a maturity date of May 14, 2029), and Won 50 billion (with embedded options, an annual interest rate of 4.72% and a maturity date of May 14, 2029).

On October 28, 2014, the Company issued three tranches of fixed-rate unsecured bonds in the principal amounts of Won 160 billion (with an annual interest rate of 2.53% and a maturity date of October 28, 2019), Won 150 billion (with an annual interest rate of 2.66% and a maturity date of October 28, 2021), and Won 190 billion (with an annual interest rate of 2.82% and a maturity date of October 28, 2024).

On February 26, 2015, the Company issued three tranches of fixed-rate unsecured bonds in the principal amounts of Won 100 billion (with an annual interest rate of 2.40% and a maturity date of February 26, 2022, Won 150 billion (with an annual interest rate of 2.49% and a maturity date of February 26, 2025), and Won 50 billion (with an annual interest rate of 2.61% and a maturity date of February 26, 2030).

On July 17, 2015, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 90 billion (with an annual interest rate of 1.89% and a maturity date of July 17, 2018), Won 70 billion (with an annual interest rate of 2.66% and a maturity date of July 17, 2025), Won 90 billion (with an annual interest rate of 2.82% and a maturity date of July 17, 2030), and Won 50 billion (with an annual interest rate of 3.40% and a maturity date of July 17, 2030).

On November 30, 2015, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 80 billion (with an annual interest rate of 2.073% and a maturity date of November 30, 2018), Won 100 billion (with an annual interest rate of 2.550% and a maturity date of November 30, 2025), Won 70 billion (with an annual interest rate of 2.749% and a maturity date of November 30, 2035), and Won 50 billion (with embedded options, an annual interest rate of 3.100% and a maturity date of November 30, 2030).

On March 4, 2016, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 70 billion (with an annual interest rate of 1.651% and a maturity date of March 4, 2019), Won 100 billion (with an annual interest rate of 1.802% and a maturity date of March 4, 2021), Won 90 billion (with an annual interest rate of 2.077% and a maturity date of March 4, 2026), and Won 80 billion (with an annual interest rate of 2.243% and a maturity date of March 4, 2036).

(2)	Issuance of hybrid securities

On June 7, 2013, the Company issued Won 400 billion principal amount of hybrid securities in the form of unguaranteed subordinated bonds with an annual interest rate of 4.21%, which is adjusted five years after the date of issuance. The Company classified the hybrid securities as equity, as there is no contractual obligation to deliver financial assets to the bondholders. The maturity date of the hybrid securities is June 7, 2073, which can be extended by the Company without any notice or announcement.

(3)	Conversion of convertible notes

On April 7, 2009, the Company issued convertible notes with a maturity of five years in the principal amount of US$332,528,000 with an annual interest rate of 1.75%. In 2013, holders exercised their conversion rights with respect to an aggregate principal amount of US$326,023,000 of the convertible notes. The Company delivered 1,241,337 treasury shares in respect of US$170,223,000 of the exercised aggregate principal amount and delivered cash in respect of the remainder due to the limit on foreign ownership. In connection with such conversion, the Company recognized Won 135 billion in financial expenses in 2013. On November 13, 2013, the Company exercised its early redemption right and on December 13, 2013, redeemed the US$6,505,000 principal amount of convertible notes not converted by noteholders. A 20-day volume weighted average pricing formula was used for the delivery of cash made in place of treasury shares. Due to such calculation, the Company still had US$91,108,507 outstanding in payables as of December 31, 2013. The amount was paid in full as of January 6, 2014, and currently, there is no amount outstanding.

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[SK Broadband]

SK Broadband acquired subscriberships of regional cable and other service providers on several different occasions. Such acquisitions were intended to secure a stable subscriber base for its broadband Internet service and, at the same time, increase the service coverage area. Because such acquisitions were conducted on a relatively small scale and involved the purchase of subscriberships, SK Broadband did not believe that such acquisitions rose to the level of purchasing an entire business line from another company or were likely to have a material impact on its business, and therefore decided that such acquisitions did not require resolutions of its shareholders.

3. Total Number of Shares

A.	Total Number of Shares

(As of March 31, 2016)		(Unit: in shares)
Classification	Share type			Remarks
	Common shares	Preferred shares	Total
I. Total number of authorized shares	220,000,000	—	220,000,000	—

II. Total number of shares issued to date	89,278,946	—	89,278,946	—

III. Total number of shares retired to date	8,533,235	—	8,533,235	—

a. reduction of capital	—	—	—	—
b. retirement with profit	8,533,235	—	8,533,235	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—

IV. Total number of shares (II-III)	80,745,711	—	80,745,711	—

V. Number of treasury shares	10,136,551	—	10,136,551	—
VI. Number of shares outstanding (IV-V)	70,609,160	—	70,609,160	—

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B.	Treasury Shares

(1)	Acquisitions and dispositions of treasury shares

(As of March 31, 2016)							(Unit: in shares)
Acquisition methods			Type of shares	At the beginning of period	Changes			At the end of period
					Acquired (+)	Disposed (-)	Retired (-)
Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”)	Direct acquisition	Direct acquisition from market	Common shares	10,136,551	—	—	—	10,136,551
			Preferred shares	—	—	—	—	—
		Direct over- the-counter acquisition	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	10,136,551	—	—	—	10,136,551
			Preferred shares	—	—	—	—	—
	Acquisition through trust and other agreements	Held by trustee	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Held in actual stock	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
Other acquisition			Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—

Total			Common shares	10,136,551	—	—	—	10,136,551

			Preferred shares	—	—	—	—	—

4. Status of Voting Rights

(As of March 31, 2016)		(Unit: in shares)
Classification		Number of shares	Remarks
Total shares (A)	Common share	80,745,711	—
	Preferred share	—	—
Number of shares without voting rights (B)	Common share	10,136,551	Treasury shares
	Preferred share	—	—
Shares without voting rights pursuant to the Company’s articles of incorporation (the “Articles of Incorporation”) (C)	Common share	—	—
	Preferred share	—	—
Shares with restricted voting rights pursuant to Korean law (D)	Common share	—	—
	Preferred share	—	—
Shares with reestablished voting rights (E)	Common share	—	—
	Preferred share	—	—
The number of shares with exercisable voting right s (F = A - B - C - D + E)	Common share	70,609,160	—
	Preferred share	—	—

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5. Dividends and Others

A.	Dividends

(1)	Distribution of cash dividends was approved during the 30th General Meeting of Shareholders held on March 21, 2014.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(2)	Distribution of interim dividends of Won 1,000 was approved during the 366th Board of Directors’ Meeting on July 24, 2014.

(3)	Distribution of cash dividends was approved during the 31st General Meeting of Shareholders held on March 20, 2015.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(4)	Distribution of interim dividends of Won 1,000 was approved during the 378th Board of Directors’ Meeting on July 23, 2015.

(5)	Distribution of cash dividends was approved during the 32nd General Meeting of Shareholders held on March 18, 2016.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

B.	Dividends for the Last Three Fiscal Years

	(Unit: in millions of Won, except per share values and percentages)
Classification		As of and for the year ended December 31, 2015	As of and for the year ended December 31, 2014	As of and for the year ended December 31, 2013
Par value per share (Won)		500	500	500
(Consolidated)Net income		1,518,604	1,801,178	1,638,964
Net income per share (Won)		20,988	25,154	23,211

Total cash dividend		708,111	666,802	666,373

Total stock dividends		—	—	—

(Consolidated) Percentage of cash dividend to available income (%)		46.6	37	40.5
Cash dividend yield ratio (%)	Common share	4.6	3.5	4.1
	Preferred share	—	—	—
Stock dividend yield ratio (%)	Common share	—	—	—
	Preferred share	—	—	—
Cash dividend per share (Won)	Common share	10,000	9,400	9,400
	Preferred share	—	—	—
Stock dividend per share (share)	Common share	—	—	—
	Preferred share	—	—	—

*	Net income per share means basic net income per share. The cash dividend per share amounts include the respective interim cash dividend per share amounts.

18

II.	BUSINESS

1. Business Overview

Each company in the consolidated entity is a separate legal entity providing independent services and products. The business is primarily separated into (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high speed Internet, data and network lease services, among others, and (3) other businesses consisting of platform services and Internet portal services, among others.

Set forth below is a summary business description of material consolidated subsidiaries.

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks
	PS&Marketing Co., Ltd.	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels
	Network O&S Co., Ltd.	Maintenance of switching stations
Fixed-line	SK Broadband Co., Ltd.

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management, including video on demand, and mobile IPTV services

	SK Telink Co., Ltd.	International wireless direct-dial “00700” services, pre-paid international card calling services, voice services using Internet protocol and Mobile Virtual Network Operator (“MVNO”) services
Other business	SK Planet Co., Ltd.	Various platform services such as 11th Street, Syrup, T Store and T-Map Navigation in the application and commerce areas
	SK Communications Co., Ltd.	Integrated portal services through NATE and instant messaging services through NATE-ON
	M&Service Co., Ltd.	System software development, distribution and technical support services and other online information services
	SK Planet America LLC	System software development, distribution and investments
	Shopkick Management Company, Inc.	System software development, distribution and investments
	Atlas Investment	Investments

[Wireless Business]

A.	Industry Characteristics

The Korean mobile communication market is considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced LTE-A, LTE and 3G smartphones which enable the provision of convergence services for multimedia contents, mobile commerce, telematics, new media and other related services. In addition, through the commercialization of LTE network in July 2011 and LTE-A network in June 2013, B2B businesses, such as the corporate “connected workforce” business which can directly contribute to an enhancement in productivity, are expected to grow rapidly. In the first half of 2014, wideband LTE-A service was commercialized and on December 29, 2014, tri-band LTE-A service with a maximum speed of 300 Mbps was also commercialized. Such achievements were the building blocks towards the Company’s LTE penetration reaching 67.5% as of March 31, 2016.

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B.	Growth Potential

			(Unit: in 1,000 persons)
Classification		As of March 31, 2016	As of December 31,
			2015	2014	2013
Number of subscribers	SK Telecom	26,380	26,250	26,468	26,286
	Others (KT, LGU+)	26,897	26,765	26,125	25,909
	MVNO	6,252	5,921	4,584	2,485
	Total	59,529	58,936	57,177	54,680

*	Source: Wireless subscriber data from the Ministry of Science, ICT and Future Planning (“MSIP”) as of March 31, 2016.

C.	Domestic and Overseas Market Conditions

The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Sales revenue related to data services is expected to increase due to the increasing popularity of smartphones and high-speed wireless networks. There is also a growing importance to the business-to-business segment, which creates added value by selling and developing various solutions. Seasonal and economic fluctuations have much less impact on the Korean mobile communication market compared to other industries.

Set forth below is the historical market share of the Company.

	(Unit: in percentages)
Classification	As of March 31, 2016	As of December 31,
		2015	2014	2013
Mobile communication services	49.4	49.4	50.0	50.0

*	Source: MSIP website and each Korean telecommunications company’s respective earnings releases (including MVNOs).

D.	Business Overview and Competitive Strengths

The Company is seeking to transform itself from a telecommunications service provider into a comprehensive ICT service provider. It has continued to innovate the scope of its services and achieved strong growth in subscribers amid fierce competition and rate cuts. As a result, for the three months ended March 31, 2016, the Company recorded Won 4.2 trillion in revenue and Won 0.4 trillion in operating income on a consolidated basis and Won 3.1 trillion in revenue and Won 0.4 trillion in operating income on a separate basis.

The number of subscribers subscribing to “Band Data” plans, which was launched in the second quarter of 2015, has continued to increase with such subscribers comprising approximately one-third of total wireless subscribers as of March 31, 2016 and leading an increase in data usage. The success of Luna, a smartphone launched in September 2015 that was designed to run exclusively on the Company’s networks, led to the launch of various other relatively low-priced devices and became an example of successfully targeting a niche market.

By continuing to be innovative in developing core competencies, the Company has more firmly established its position as the market leader in wireless telecommunications. The competitive environment of the wireless telecommunications industry has become more focused on retention. For the three months ended March 31, 2016, the average monthly churn rate was 1.5%, a record low since 2004 when the mobile number portability system was first introduced. The number of subscribers (including MVNO subscribers) as of March 31, 2016 was 28.9 million, an increase of approximately 290,000 from the previous quarter. In particular, the number of smartphone subscribers as of March 31, 2016 was 21.0 million, an increase of approximately 370,000 from the previous quarter, propelled by 19.4 million LTE subscribers, solidifying the Company’s market leadership. In addition, as of March 31, 2016, the number of subscribers for products targeted towards specific segments such as the T Kids’ phone – Joon and T Outdoor reached 770,000, which the Company believes shows a level of demand that can potentially lead to growth of the lifestyle enhancement platform.

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Following the launch of commercial LTE services in July 2011, the Company became the first telecommunications service provider in the world to launch commercial wideband LTE-A services in June 2014. In December 2014, the Company launched tri-band LTE-A services. By launching various high quality services utilizing the LTE-A and wideband LTE networks such as group video conference call services and full high definition mobile IPTV streaming services, the Company plans to provide an innovative user experience, enhance customer satisfaction and increase profitability.

The Company has proved that it has superior network quality compared to its competitors according to the Korea Communications Commission quality evaluations. The Company has also proved to be the leader in Korea’s top three customer satisfaction indices: according to the National Customer Satisfaction Index, Korean Customer Satisfaction Index and Korean Standard Service Quality Index, the Company has continued to hold the leading position for 19 years, 18 years and 16 years, respectively.

SK Telink, a consolidated subsidiary of the Company, expanded its operations to the MVNO business based on its technical expertise and know-how obtained in its international telecommunications business and launched its MVNO service, 7Mobile, which is offered at reasonable rates and provides excellent quality. SK Telink is increasing its efforts to develop low-cost distribution channels and create niche markets through targeted marketing towards customers with lower average revenue per user. An MVNO leases the networks of a mobile network operator (“MNO”) and provides wireless telecommunication services under its own brand and fee structure, without owning telecommunication networks or frequencies.

Network O&S, a subsidiary of the Company responsible for the operation of the Company’s base stations and related transmission and power facilities, offers quality fixed-line and wireless network services to customers, including mobile office products to business customers.

PS&Marketing, a subsidiary of the Company, provides a sales platform for products of the Company and SK Broadband including fixed-line and wireless telecommunication products that address customers’ needs for various convergence products. PS&Marketing provides differentiated service to clients through the establishment of new sales channels and product development.

[Fixed-line Business]

A.	Industry Characteristics

As subscribers to various bundled wireless and fixed-line products continue to increase, the IPTV business is evolving to satisfy diverse customer needs for media services through differentiated service offerings, including mobile IPTV, bundled wireless and IPTV products and ultra-high definition broadcasting services for smart televisions. In the Korean pay TV market, analog cable broadcasting is increasingly being replaced with digital broadcasting and IPTV is the fastest growing digital broadcasting platform. While it is currently expected that there will be a decline in the number of subscribers switching from cable TV to IPTV, the Company believes that it will need to aggressively increase its subscriber base by providing differentiated services on its IPTV platform. In addition, with the maturity of the residential market and the changing trends of broadcasting consumption towards mobile platforms, the Company believes that giga and ultra-high definition broadcasting services and mobile media services will be important competitive factors. In the future, the Company believes that there will be rapid evolution towards a broadband network stemming from increased demand for giga and ultra-high definition broadcasting services and cloud services and the government is likely to promote the development of the next-generation ICT industry through various policies and regulations.

B.	Growth Potential

		(Unit: in 1,000 persons)
Classification		As of March 31, 2016	As of December 31,
			2015	2014
Fixed-line Subscribers	High-speed Internet	20,172	20,025	19,199
	Fixed-line telephone	16,150	16,341	16,939
	IPTV (real-time)	10,640	10,640	10,840

*	Source: MSIP website.
*	The number of IPTV subscribers was taken from data published by the MSIP on December 14, 2015. One Olleh TV Skylife subscriber was counted as one KT IPTV subscriber in 2013 and as 0.5 KT IPTV subscriber and 0.5 KT Skylife subscriber from 2014 onward.
*	The number of IPTV subscribers (as of December 31, 2015 and March 31, 2016) shown above is as of June 30, 2015.

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C.	Cyclical Nature and Seasonality

High-speed Internet, fixed-line telephone and IPTV services are mature markets that are comparatively less sensitive to cyclical economic changes as such services have become more of a necessity and the market has matured. The telecommunications services market overall is not expected to be particularly affected by economic downturns due to the low income elasticity of demand for telecommunication services.

Set forth below is the historical market share of the Company.

	(Unit: in percentages)
Classification	As of March 31, 2016	As of December 31,
		2015	2014
High-speed Internet (including resales)	25.2	25.1	25.1
Fixed-line telephone (including Voice over Internet Protocol (“VoIP”))	17.0	17.1	17.0
IPTV	30.0	30.0	26.1

*	Source: MSIP website.
*	With respect to Internet telephone, the market share was calculated based on market shares among the Company, KT and LG U+ and is based on the number of IP phone subscribers.
*	The number of IPTV subscribers was taken from data published by the MSIP on December 14, 2015. One Olleh TV Skylife subscriber was counted as 0.5 KT IPTV subscriber and 0.5 KT Skylife subscriber from 2014 onward.
*	The number of IPTV subscribers (as of December 31, 2015 and March 31, 2016) shown above is as of June 30, 2015.

D.	Business Overview and Competitive Strengths

In 1999, the Company was the first in the world to commence commercial ADSL services. On the back of its premium technology and enhanced competitiveness achieved through bundled products, it is currently expanding subscriber base across all of its businesses, including broadband Internet, telephone and IPTV. In particular, SK Broadband has positioned itself to focus on corporate customer services and IPTV services as key strategic areas for mid- to long-term growth, exploiting opportunities in new ICT-based businesses that have led to revenue growth, and providing differentiated contents in its IPTV business by securing popular programming which includes exclusive children’s channels and live broadcasts of Major League Baseball games. In addition, the Company has reinforced its leadership in the ultra-high definition broadcasting market by launching ultra-high definition services that require no set-top boxes in April 2014 and by commercializing ultra-high definition set-top boxes for the first time in Korea in September 2014. Furthermore, the Company was the first in the industry to adopt solutions to upgrade full high definition to ultra-high definition, and the Company also strengthened the line-up of ultra-high definition contents by securing access to diverse contents provided by Sony and NBC Universal. Moreover, the Company provides the greatest number of channels in full high definition in the IPTV market due to its recent upgrade of all 130 live high definition channels to full high definition. The Company has also been selected by the government as the lead trial operator of gigabit (“GiGA”) Internet service to promote the discovery of new technologies and services related to the expansion of GiGA coverage within the hybrid fiber-coaxial network and provide GiGA Wi-Fi and other services. Furthermore, the Company has solidified its technological leadership by setting a worldwide precedent for providing “super” 8K ultra-high definition broadcasting service, which has resolution four times as high as the pre-existing 4K ultra-high definition broadcasting service in the IPTV industry.

SK Telink, a provider of international telecommunications service, has been able to establish itself as a market leader as a result of its affordable pricing, proactive marketing and the quality of its services. It launched a mobile phone-based international calling service under the brand name “00700” in 1998, creating a new niche market within the long-distance telephony market that was otherwise dominated by existing service providers. In 2003, SK Telink was designated a common carrier for international calling services, which allowed the Company to expand its international calling services to fixed-line international calling services. In 2005, SK Telink obtained a license to operate VoIP services and local calling value-added services to develop into a versatile fixed-line telecommunications service provider. SK Telink plans to strategically target the convergence of wireless and fixed-line telecommunications and strengthen its existing business, including international and long-distance calling services, value-added services for local calling and B2B services, and video conference call services while aiming to satisfy the diverse needs of customers by providing quality solutions at reasonable prices.

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[Other Business]

A.	Industry Characteristics

As the number of smartphones distributed in Korea exceeds 40 million, the growth in various mobile devices has spurred the rise of the service provider with a strong platform business as the leader in the ICT market. It is becoming increasingly important to enhance competitiveness by building a platform with large data capacity to handle the increase in data transmission.

A platform business acts as an intermediary by promoting interactions among various customer groups, thereby generating new values. It is important for a platform business to continually attract subscribers and users and to create an ecosystem with certain lock-in effects. A platform can exist in various forms, including as a technological standard (iOS, Android OS), a subscriber-based service platform (Facebook, Twitter) or a marketplace (Amazon, T Store). Platform businesses are evolving and expanding globally.

In order to move beyond the saturated wireless telecommunications market and plan for new future opportunities, the Company is aiming to transform itself into a next-generation platform service provider. The Company plans to actively develop a portfolio of services on its growth platforms using its leading position in the ICT business as a foundation to overcome boundaries between industries. In particular, the Company intends to maximize synergies between various business areas and overcome the limitations on growth in the wireless telecommunications market through its three growth platforms, comprising its Internet of Things (“IoT”) solutions platform, lifestyle enhancement platform and advanced media platform. The Company intends to expand its competitive strengths in the residential market, based on its media offerings through its advanced media platform, to also develop its IoT solutions and lifestyle enhancement platforms. The Company also intends to continue to seek business opportunities for its growth businesses such as its healthcare and B2B solutions businesses and integrate them with its growth platforms.

A platform business has strong growth potential due to its connectivity with related services and ease of global expansion. Apple became a world-leading smartphone producer based on its innovative design and the competitive strength of its App Store platform. Google has created a new ecosystem of long-tail advertising by attracting millions of third parties to its advertising platform, as well as showing strong growth in mobile markets with its competitive platform based on Android OS. It is becoming increasingly important to enhance competitiveness through a database that can register and analyze purchase patterns of customers across all areas and a platform with large data capacity with which to utilize this database and provide differentiated services to customers.

B.	Growth Potential

The scope and value generated by the platform business, including application and content marketplaces and N-screen services, continue to increase as smartphones and tablet computers become more popular and the bandwidth and speed of network infrastructure improve. As the wireless network evolves to LTE, business opportunities for the platform business exist, including multimedia streaming, N-screen service based on cloud technology and high-definition location-based services. Since the platform business realizes profit by connecting with advertisements or commerce sites after building a critical mass of subscribers and traffic, the recent growth in the advertising and commerce markets is expected to present an opportunity for platform businesses. The importance of building a platform with large data capacity that is connected to various digital contents and commerce is expected to increase in the future.

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C.	Domestic and Overseas Market Conditions

(1)	Commerce markets

The Company expects that online commerce markets will continue to grow due to the growth potential of the Internet shopping population, the strengthening of online business models by off-line operators, and the rapid rise of mobile commerce. Recently, due to the widespread use of smartphones and social media, the commercialization of location-based services and the development of big data technology, online to offline (or, O2O) business, which is a concept of attracting customers to offline stores using online and mobile environments, is being highlighted as a new field in the online commerce market industry.

(2)	Digital contents

The growth of application marketplaces, which started with Apple’s App Store, provides the platform business with new opportunities for revenue generation. The competitive paradigm is shifting from a competition among platform operators toward a competition among eco-systems that include application developers as well as platform operators.

(3)	Media

Due to an increase in the number of devices owned by each user and an increase in network speed, each user can now enjoy music or video files anywhere and anytime by storing them in cloud servers, called N-screen service. Users can recommend music to other users through social networking services and this is expected to become a distribution model for digital media contents. Various service providers are competing in this market expecting a strong growth in the online and mobile video market.

D.	Business Overview and Competitive Strengths

The Company plans to expand its platform ecosystem focusing on its “Open & Collaboration” motto in operating its commerce business such as 11th Street, Syrup, and OK Cashbag, its digital contents business such as T Store and its location-based service business such as T-Map Navigation, thereby ultimately increasing its enterprise value.

(1)	Commerce

11th Street, an online marketplace, has continued its growth through effective marketing and customer satisfaction. Despite its later entry into the online commerce market (launched in 2008) which was already divided between Auction and G-Market, it is leading the domestic e-commerce market and is also rapidly growing in the mobile commerce market. Growth plans involving overseas joint ventures based on 11th Street’s business expertise have resulted in the successful launch of an open online commerce market in Turkey in partnership with Doğuş Group in March 2013. In Indonesia, an open market platform was successfully launched through a joint venture established in July 2013 with PT XM Axiata Tbk, a wireless telecommunications company in Indonesia. In October 2014, SK Planet and Celcom Axiata Berhad, which is a leading telecommunications service provider in Malaysia, established a joint venture, Celcom Planet, and launched online commerce services tailored to the Malaysian market in April 2015.

Syrup is a consumer-oriented commerce service with the goal of minimizing its customers’ time and efforts while maximizing the economic benefits by providing information about coupons and events based on time, place and occasion. To achieve this goal, Syrup combines location-based services, such as geo-fencing, a virtual perimeter technology using a global positioning system (or, GPS) and Bluetooth Low Energy (or, BLE), with big data analysis of consumption patterns. Syrup’s business partners can benefit from cost-effective marketing through Syrup by utilizing statistics and analysis regarding consumers’ frequency of visits, preferred products, and consumption patterns. Furthermore, Syrup is strengthening its service foundation and competitiveness through the continual release of vertical products such as Syrup Pay, Syrup Order and Syrup Table and the expansion of Merchant.

OK Cashbag is a point-based loyalty marketing program which has grown to become a global top-tier loyalty marketing program since its inception in 1999. Customers have access to increased benefits through accumulation of loyalty reward points and partner companies use OK Cashbag as a marketing resource. As Korea’s largest loyalty mileage program, OK Cashbag maintains a leading position in the industry and plans to continue strengthening its position by providing customized services befitting customers’ needs and market conditions.

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(2)	Location-based services

T-Map Navigation provides map, local information, real-time traffic information and navigation services. T-Map Navigation is one of the leading location-based service platforms in Korea. By entering the Online to Offline service area with T map Taxi, T map Public Transportation and others, the Company is expanding its mobile platform foundation that connects day to day life. The Company is also providing “infotainment” systems to commercial vehicle businesses as well as providing localized content on its products, such as region-specific information and advertisements. The Company plans to further develop the T-Map Navigation platform by initiating open application programming interface-based services, providing services to more diverse types of devices and providing local area-based services.

(3)	Digital contents

T Store, an application platform launched in September 2009, plans to widen its services to tablets and navigation devices. The Company intends to further develop T Store into a personalized gateway and mobile playground through expansion of the scope of serviceable devices, reinforcement of digital content offerings and enhancement of search services, among other things.

(4)	Social networking services (“SNS”) and Internet portal services

The Company’s instant messenger service, “Nate-On,” had a market share of 22.6% in the instant messenger market in Korea with 3.5 million net users during the month of March 2016. The Company’s Internet search portal service, “Nate,” had a page-view market share of 4.1% as of March 31, 2016. (Source: Korean Click, based on fixed-line access)

2. Major Products & Services

A.	Updates on Major Products and Services

(Unit: in millions of Won and percentages)

Business	Major Companies	Item	Major Trademarks	Consolidated Sales Amount (ratio)
Wireless	SK Telecom Co., Ltd., PS&Marketing Co., Ltd., Network O&S Co., Ltd.	Mobile communication service, wireless data service, ICT service	T, T-Map Navigation and others	3,242,123 (77%)
Fixed-line	SK Broadband Co., Ltd., SK Telink Co., Ltd.	Fixed-line phone, high speed Internet, data and network lease service	B tv , 00700 international call, 7Mobile and others	668,047 (16%)
Other	SK Planet Co., Ltd , SK Communications Co., Ltd., M&Service Co., Ltd., SKP America, LLC, Shopkick Mgmt. Co., Ltd.	Internet portal service and e-commerce	OK Cashbag, NATE, T Store and others	318,293 (7%)

		Total		4,228,463 (100%)

[Wireless Business]

As of March 31, 2016, based on the Company’s standard monthly subscription plan, the basic service fee was Won 11,000 and the usage fee was Won 1.8 per second.

[Fixed-line Business]

SK Broadband provides broadband Internet access service, telephony, TV, corporate data services and other services for both individual and corporate customers. As of March 31, 2016, broadband Internet and TV services comprised 57.7% of SK Broadband’s revenue, telephony service 16.4%, corporate data services 25.0% and other telecommunications services 0.9%. Price fluctuations in the different services provided by SK Broadband are due to discounts provided for long term contracts, changes in equipment costs and competition between companies.

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[Other Business]

Set forth below are major products and services of the Company’s material consolidated subsidiaries.

Business	Item	Major Trademarks
Platform	ICT services, new media services, advertisement services, telecommunications sales, e-commerce and others	Syrup, T Store, 11th Street, T Map, OK Cashbag and others

Advertisement (Display, Search)	Online advertisement services	Nate, Nate-On

Contents and others	Pay content sales and other services	Nate, Nate-On

3.	Investment Status

[Wireless Business]

A.	Investment in Progress

(Unit: in 100 millions of Won)

Business	Classification	Investment period	Subject of investment	Investment effect	Expected investment amount	Amount already invested	Future investment
Network/Common	Upgrade/ New installation	Three months ended March 31, 2016	Network, systems and others	Capacity increase and quality improvement; systems improvement	20,000	782	—

	Total				20,000	782	—

B.	Future Investment Plan

(Unit: in 100 millions of Won)

Business	Expected investment amount		Expected investment for each year			Investment effect
	Asset type	Amount	2016	2017	2018
Network/Common	Network, systems and others	20,000	20,000	To be determined	To be determined	Upgrades to the existing services and expanded provision of services including wideband LTE-A

Total		20,000	20,000	To be determined	To be determined

[Fixed-line Business]

A.	Investment in Progress

For the three months ended March 31, 2016, the Company spent Won 85.1 billion for capital expenditures as set out below, including the investment of Won 49.3 billion to expand subscriber networks. In 2016, the Company expects to spend additional amounts to strengthen the competitiveness of its advanced media and IoT solutions platforms; however, the overall capital expenditure amount is expected to be similar to 2015 through efficient management of investments.

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(Unit: in 100 millions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Total investments	Amount already invested	Future investment
High-speed Internet	Upgrade/ New installation	Three months ended March 31, 2016	Backbone and subscriber network / others	Expand subscriber networks and facilities	851	266	To be determined
Telephone						—
Television						276
Corporate Data				Increase leased- line and integrated information system		129
Others				Expand networks and required space		180

		Total			851	851

4. Revenues

(Unit: in millions of Won)

Business	Sales type	Item		For the three months ended March 31, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014
Wireless	Services	Mobile communication	Export	1,747	15,035	6,773
			Domestic	3,240,376	13,254,243	13,521,108
			Subtotal	3,242,123	13,269,278	13,527,881
Fixed-line	Services	Fixed-line, B2B data, High-speed Internet, TV	Export	34,951	94,387	63,608
			Domestic	633,096	2,400,186	2,386,312
			Subtotal	668,047	2,494,573	2,449,920
Other	Services	Display and Search ad., Content	Export	10,841	53,622	20,798
			Domestic	307,452	1,319,261	1,165,199
			Subtotal	318,293	1,372,883	1,185,997

	Total		Export	47,539	163,044	91,179

			Domestic	4,180,924	16,973,690	17,072,619

			Total	4,228,463	17,136,734	17,163,798

(Unit: in millions of Won)

For the three months ended March 31, 2016	Wireless	Fixed	Other	Sub total	Internal transaction	After consolidation
Total sales	3,647,613	809,012	480,341	4,936,966	(708,503)	4,228,463
Internal sales	405,490	140,965	162,048	708,503	(708,503)	—
External sales	3,242,123	668,047	318,293	4,228,463	—	4,228,463
Operating income (loss)	435,753	30,545	(64,171)	402,127	—	402,127

Profit (loss) for the period	—	—	—	—	—	736,124

Total assets	23,845,261	3,592,669	2,959,097	30,397,027	(1,906,652)	28,490,375

Total liabilities	9,992,628	2,262,368	973,923	13,228,919	146,270	13,375,189

5. Derivative Transactions

A.	Current Swap Contract Applying Cash Flow Risk Hedge Accounting

Currency swap contracts under cash flow hedge accounting as of March 31, 2016 are as follows:

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Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$400,000,000)	Foreign currency risk	Cross currency swap	Morgan Stanley and five other banks	Jul. 20, 2007 – Jul. 20, 2027

Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000,000)	Foreign currency risk	Cross currency swap	Citibank and five other banks	Jun. 12, 2012 – Jun.12, 2017

Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$700,000,000)	Foreign currency risk	Cross currency swap	Barclays and nine other banks	Nov. 1, 2012 – May. 1, 2018

Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000,000)	Foreign currency risk	Cross currency swap	BNP Paribas and three other banks	Jan. 17, 2013 – Nov. 17, 2017

Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of US$300,000,000)	Foreign currency risk and interest rate risk	Cross currency interest rate swap	DBS Bank	Mar. 7, 2013 – Mar. 7, 2020

Oct. 29, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$300,000,000)	Foreign currency risk	Cross currency swap	Korea Development Bank and others	Oct. 29, 2013 – Oct. 26, 2018

Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated loan face value of US$74,817,000)	Foreign currency risk	Cross currency swap	Deutsche Bank	Dec. 16, 2013 – Apr. 29, 2022

B.	Treatment of Derivative Instruments on the Balance Sheet

As of March 31, 2016, fair values of the above derivatives recorded in assets or liabilities and details of derivative instruments are as follows:

	(Unit: in millions of Won and thousands of foreign currencies)
Hedged item	Fair value
	Cash flow hedge				Trading purposes	Total
	Accumulated gain (loss) on valuation of derivatives	Tax effect	Foreign currency translation gain (loss)	Others(*1)
Non-current assets:
Convertible option(*2) (face amounts of Won 150 billion)	—	—	—	—	9,499	9,499
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$400,000,000)	(58,640)	(18,722)	3,879	129,806	—	56,323
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$700,000,000)	(15,835)	(5,056)	43,852	—	—	22,961
Floating-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$300,000,000)	(9,685)	(3,093)	20,906	—	—	8,128
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$300,000,000)	(4,619)	—	27,359	—	—	22,740
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$74,817,000)	(3,818)	(1,219)	7,260	—	—	2,223

Total assets						121,874

Non-current liabilities:
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000,000)	(4,830)	(1,542)	(4,946)	—	—	(11,318)
Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000,000)	2,839	907	(69,957)	—	—	(66,211)

Total liabilities						(77,529)

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(*1)	Cash flow hedge accounting has been applied to the relevant contract from May 12, 2010. Others represent gain on valuation of currency swap incurred prior to the application of hedge accounting and was recognized through profit or loss prior to the year ended December 31, 2015.

6. Major Contracts

[SK Telecom]

(Unit: in 100 millions of Won)

Category	Vendor	Start Date	Completion Date	Contract Title	Contract Amount
Real Estate	SK Broadband Co., Ltd.	February 1, 2016	January 31, 2017	Namsan Office Building Lease Contract	53

		Subtotal			53

[SK Broadband]

Below are SK Broadband’s contracts related to its telecommunications equipment. In addition to the below, SK Broadband also has entered into various real estate rental agreements.

Counterparty	Contract Contents	Contract Period	Note

Telecommunication service providers	Interconnection among telecommunication service providers	—	Automatically renewed for two years at a time unless specific amendments are requested

KEPCO	Provision of electric facilities	From Nov. 2015 to Nov. 2016 (Unless special reasons arise, the usage period will be renewed annually)	Use of electricity poles

Seoul City Railway	Use of telecommunication line conduits	From Jan. 2015 to Dec. 2017	Use of railway telecommunication conduit (Serviced areas to expand)

Busan Transportation Corporation	Use of telecommunication line conduits	From July 2009 to July 2013 (Renewal in progress, currently in the process of transitioning to private network system, plans to enter into a contract once completed and the remaining work is confirmed)	Use of railway telecommunication conduit (Serviced areas to expand)

Seoul Metro	Use of telecommunication line conduits	From May 2010 to May 2013 (Renewal in progress, currently in discussion to decide usage unit price, future plans to enter into a contract)	Use of railway telecommunication conduit (Serviced areas to expand)

Gwangju City Railway	Use of telecommunication line conduits	From Sep. 2010 to Dec. 2012 (Renewal in progress, in the completion stage of transitioning to private network system, currently reviewing whether to renew contract at the end of 2016)	Use of railway telecommunication conduit (Service lease)

*	Renewal is in progress after negotiation of lower usage fees.

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[SK Communications]

Counterparty	Purpose	Contract Period	Contract Amount
Kakao Corp.	Cost-per-click Internet search advertisement	—	Amount determined based on the number of clicks

*	SK Communications and Kakao Corp. have agreed not to publicly disclose the contract period with respect to the contract with Kakao Corp.

7. R&D Investments

Set forth below are the Company’s R&D expenditures.

		(Unit: in millions of Won except percentages)
	Category	For the three months ended March 31, 2016	For the year ended December 31,		Remarks
			2015	2014
	Raw material	97	1,267	530	—
	Labor	33,172	68,969	71,224	—
	Depreciation	33,571	147,577	176,975	—
	Commissioned service	8,823	37,001	67,802	—
	Others	10,559	67,888	81,221	—
	Total R&D costs	86,222	322,702	397,752	—
Accounting	Sales and administrative expenses	84,099	315,790	390,943	—
	Development expenses (Intangible assets)	2,123	6,912	6,809	—
	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	2.04%	1.88%	2.32%	—

8. Other information relating to investment decisions

A.	Trademark Policies

The Company manages its corporate brand and other product brands in a comprehensive way to protect and increase their value. The Company’s Brand Strategy Council in charge of overseeing its systematic corporate branding operates full-time to execute decisions involving major brands and operates “Brandnet,” an intranet system to manage corporate brands by providing solutions such as registering and licensing of the brands.

B.	Business-related Intellectual Property

[SK Telecom]

As of March 31, 2016, the Company holds 5,958 Korean-registered patents, 377 U.S.-registered patents, 238 Chinese-registered patents (all including patents held jointly with other companies) and more patents with other countries. The Company holds 940 Korean-registered trademarks and owns intellectual property rights to the design of the alphabet “T.” The designed alphabet “T” is registered in all business categories for trademarks (total of 45) and is being used as the primary brand of the Company.

[SK Broadband]

As of March 31, 2016, SK Broadband holds 419 Korean-registered patents relating to high-speed Internet, telephone and IPTV service. In addition, SK Broadband has applied for a patent relating to two-way broadcasting system. SK Broadband also holds a number of trademarks and service marks relating to its service and brand.

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[SK Planet]

As of March 31, 2016, SK Planet held 2,424 registered patents, 130 registered design marks, 1,160 registered trademarks and five copyrights (including those held jointly with other companies) in Korea. It also holds 115 U.S.-registered patents, 90 Chinese-registered patents, 67 Japanese-registered patents, 27 E.U.-registered patents (all including patents held jointly with other companies) and 253 registered trademarks, along with a number of other intellectual property rights, in other countries.

[SK Communications]

As of March 31, 2016, SK Communications held 88 registered patents, 26 registered design rights and 631 registered trademarks in Korea.

C.	Business-related Pollutants and Environmental Protection

The Company does not engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used.

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III. FINANCIAL INFORMATION

1. Summary Financial Information (Consolidated and Separate)

A.	Summary Financial Information (Consolidated)

Below is the summary consolidated financial information of the Company as of March 31, 2016, December 31, 2015 and December 31, 2014 and for the three months ended March 31, 2016 and 2015 and the years ended December 31, 2015 and 2014. The Company’s audited consolidated financial statements as of March 31, 2016 and December 31, 2015 and for the three months ended March 31, 2016 and 2015, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won except number of companies)
	As of March 31, 2016	As of December 31, 2015	As of December 31, 2014
Assets
Current Assets	5,805,802	5,160,242	5,083,148
• Cash and Cash Equivalents	759,927	768,922	834,429
• Accounts Receivable – Trade, net	2,328,795	2,344,867	2,392,150
• Accounts Receivable – Other, net	1,193,932	673,739	690,527
• Others	1,523,148	1,372,714	1,166,042
Non-Current Assets	22,684,573	23,421,145	22,858,085
• Long-Term Investment Securities	1,085,419	1,207,226	956,280
• Investments in Associates and Joint Ventures	6,911,339	6,896,293	6,298,088
• Property and Equipment, net	9,922,014	10,371,256	10,567,701
• Intangible Assets, net	2,188,772	2,304,784	2,483,994
• Goodwill	1,905,997	1,908,590	1,917,595
• Others	671,032	732,996	634,427

Total Assets	28,490,375	28,581,387	27,941,233

Liabilities
Current Liabilities	5,355,129	5,256,493	5,420,310
Non-Current Liabilities	8,020,060	7,950,798	7,272,653

Total Liabilities	13,375,189	13,207,291	12,692,963

Equity
Equity Attributable to Owners of the Parent Company	15,000,850	15,251,079	14,506,739
Share Capital	44,639	44,639	44,639
Capital Surplus (Deficit) and Other Capital Adjustments	195,278	189,510	277,998
Retained Earnings	14,941,403	15,007,627	14,188,591
Reserves	(180,470)	9,303	(4,489)
Non-controlling Interests	114,336	123,017	741,531

Total Equity	15,115,186	15,374,096	15,248,270

Total Liabilities and Equity	28,490,375	28,581,387	27,941,233

Number of Companies Consolidated	38	37	40

	(Unit: in millions of Won except per share amounts)
	For the three months ended March 31, 2016	For the three months ended March 31, 2015	For the year ended December 31, 2015	For the year ended December 31, 2014
Operating Revenue	4,228,463	4,240,286	17,136,734	17,163,798
Operating Income	402,127	402,648	1,708,006	1,825,105
Profit Before Income Tax	736,124	560,013	2,035,365	2,253,828
Profit for the Period	572,298	442,747	1,515,885	1,799,320
Profit for the Period Attributable to Owners of the Parent Company	571,847	444,495	1,518,604	1,801,178
Profit for the Period Attributable to Non-controlling Interests	451	(1,748)	(2,719)	(1,858)
Basic Earnings Per Share (Won)	8,099	6,266	20,988	25,154
Diluted Earnings Per Share (Won)	8,099	6,266	20,988	25,154

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B.	Summary Financial Information (Separate)

Below is the summary separate financial information of the Company as of March 31, 2016, December 31, 2015 and December 31, 2014 and for the three months ended March 31, 2016 and 2015 and the years ended December 31, 2015 and 2014. The Company’s audited separate financial statements as of March 31, 2016 and December 31, 2015 and for the three months ended March 31, 2016 and 2015, which are prepared in accordance with K-IFRS, are attached hereto.

(Unit: in millions of Won)
	As of March 31, 2016	As of December 31, 2015	As of December 31, 2014
Assets
Current Assets	3,144,430	2,713,529	2,689,913
• Cash and Cash Equivalents	376,632	431,666	248,311
• Accounts Receivable – Trade, net	1,519,419	1,528,751	1,559,281
• Accounts Receivable – Other, net	703,418	264,741	305,990
• Others	544,961	488,371	576,331
Non-Current Assets	19,975,524	20,433,411	20,022,549
• Long-Term Investment Securities	789,140	726,505	608,797
• Investments in Subsidiaries and Associates	8,835,021	8,810,548	8,181,769
• Property and Equipment, net	7,038,739	7,442,280	7,705,906
• Intangible Assets, net	1,668,360	1,766,069	1,928,169
• Goodwill	1,306,236	1,306,236	1,306,236
• Others	338,028	381,773	291,672

Total Assets	23,119,954	23,146,940	22,712,462

Liabilities
Current Liabilities	3,466,938	3,491,306	3,378,046
Non-Current Liabilities	6,098,182	5,876,174	5,792,195

Total Liabilities	9,565,120	9,367,480	9,170,241

Equity
Share Capital	44,639	44,639	44,639
Capital Surplus and Other Capital Adjustments	369,446	369,446	433,894
Retained Earnings	13,158,431	13,418,603	12,996,790
Reserves	(17,682)	(53,228)	66,898
Total Equity	13,554,834	13,779,460	13,542,221

Total Liabilities and Equity	23,119,954	23,146,940	22,712,462

	(Unit: in millions of Won except per share amounts)
	For the three months ended March 31, 2016	For the three months ended March 31, 2015	For the year ended December 31, 2015	For the year ended December 31, 2014
Operating Revenue	3,098,261	3,133,456	12,556,979	13,012,644
Operating Income	429,851	407,826	1,658,776	1,737,160
Profit Before Income Tax	465,674	378,761	1,469,444	1,321,750
Profit for the Period	382,207	295,786	1,106,761	1,028,541
Basic Earnings Per Share (Won)	5,413	4,170	15,233	14,262
Diluted Earnings Per Share (Won)	5,413	4,170	15,233	14,262

33

2. Other Matters Related to Financial Information

A.	Restatement of the Financial Statements

Not applicable.

B.	Allowance for Doubtful Accounts

(1)	Allowance for Doubtful Accounts of Trade and Other Receivables

	(Unit: in millions of Won)
	For the three months ended March 31, 2016
	Gross amount	Allowance for Doubtful Accounts	Percentage
Accounts receivable – trade	2,616,113	251,138	10%
Loans	153,957	27,971	18%
Accounts receivable – other	1,274,042	77,658	6%
Accrued income	11,817	—	0%
Guarantee deposits	303,642	—	0%

Total	4,359,571	356,767	8%

	(Unit: in millions of Won)
	For the year ended December 31, 2015
	Gross amount	Allowance for Doubtful Accounts	Percentage
Accounts receivable – trade	2,629,605	239,495	9%
Loans	141,878	25,529	18%
Accounts receivable – other	755,151	78,992	10%
Accrued income	10,753	—	0%
Guarantee deposits	299,142	—	0%

Total	3,836,529	344,016	9%

	(Unit: in millions of Won)
	For the year ended December 31, 2014
	Gross amount	Allowance for Doubtful Accounts	Percentage
Accounts receivable – trade	2,682,595	221,909	8%
Loans	157,934	27,694	18%
Accounts receivable – other	772,711	78,588	10%
Accrued income	10,134	—	0%
Guarantee deposits	289,009	—	0%

Total	3,912,383	328,191	8%

(2)	Movements in Allowance for Doubtful Accounts of Trade and Other Receivables

	(Unit: in millions of Won)
	For the three months ended March 31, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014
Beginning balance	344,016	328,191	323,985
Increase of allowance for doubtful accounts	8,042	75,773	63,697
Reversal of allowance for doubtful accounts	(607)	—	—
Write-offs	(3,869)	(87,798)	(89,529)
Other	9,185	27,850	30,039

Ending balance	356,767	344,016	328,191

34

(3)	Policies for Allowance for Doubtful Accounts

The Company establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period and past customer default experience for the past two years. With respect to trade receivables relating to wireless telecommunications services, the Company considers the likelihood of recovery based on past customer default experience and the length of default in connection with the type of default (e.g., whether the customer’s service has been terminated or is continued). For such trade receivables that have been overdue for more than two years after the customer’s service has been terminated, the Company records an allowance of 100% of such receivables. For such trade receivables that have been overdue for less than two years after the customer’s service has been terminated or relates to a customer that is continuing his service, the Company records an allowance of a certain percentage of such receivable. Consistent with customary practice, the Company writes off trade and other receivables for which the prescription period has passed or that are determined to be impossible or economically too costly to collect, including receivables that are less than Won 200,000 and more than six months overdue and receivables that have been determined to be the subject of identity theft.

(4)	Aging of Accounts Receivable

			(Unit: in millions of Won)
	As of March 31, 2016
	Six months or less	From six months to one year	From one year to three years	More than three years	Total
Accounts receivable – general	2,247,273	89,855	180,083	50,300	2,567,511
Related parties	8,923	1,118	149	38,412	48,602

Total	2,256,196	90,973	180,232	88,712	2,616,113

Percentage	86.2%	3.5%	6.9%	3.4%	100%

C.	Inventories

(1)	Detailed Categories of Inventories

	(Unit: in millions of Won)
Account Category	For the three months ended March 31, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014
Merchandise	245,488	242,230	246,738
Goods in transit	—	—	—
Other inventories	32,864	31,326	20,929

Total	278,352	273,556	267,667

Percentage of inventories to total assets [ Inventories / Total assets ]	0.98%	0.96%	0.96%
Inventory turnover [ Cost of sales / { ( Beginning balance of inventories + Ending balance of inventories ) / 2} ]	6.18	7.23	7.55

(2)	Reporting of Inventories

The Company holds handsets, ICT equipment for offline sales, etc. in inventory. The Company conducts physical due diligence of its inventories with its auditors at the end of each year.

D.	Fair Value Measurement

See notes 4(5) to 4(7) and 4(16) of the notes to the Company’s audited consolidated financial statements as of and for the years ended December 31, 2015 and 2014 for more information.

35

E.	Key Terms of Debt Securities

[SK Telecom]

The following are key terms and conditions of bonds issued by the Company.

(As of March 31, 2016)			(Unit: in millions of Won except percentages)
Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 54	Sept. 12, 2006	Sept. 12, 2016	200,000	Sept. 4, 2006	Shinhan Investment Corp.
Unsecured Bond – Series 57-2	March 3, 2008	March 3, 2018	200,000	Feb. 22, 2008	Shinhan Investment Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 50% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 5 trillion won
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 27, 2016

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 61-1	Dec. 27, 2011	Dec. 27, 2016	110,000	Dec. 19, 2011	Hana Financial Investment Co., Ltd.
Unsecured Bond – Series 61-2	Dec. 27, 2011	Dec. 27, 2021	190,000	Dec. 19, 2011	Hana Financial Investment Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 50% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 27, 2016

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 62-1	Aug. 28, 2012	Aug. 28, 2019	170,000	Aug. 22, 2012	Meritz Securities Co., Ltd.
Unsecured Bond – Series 62-2	Aug. 28, 2012	Aug. 28, 2022	140,000	Aug. 22, 2012	Meritz Securities Co., Ltd.
Unsecured Bond – Series 62-3	Aug. 28, 2012	Aug. 28, 2032	90,000	Aug. 22, 2012	Meritz Securities Co., Ltd.

36

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 27, 2016

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 63-1	April 23, 2013	April 23, 2023	230,000	April 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 63-2	April 23, 2013	April 23, 2033	130,000	April 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 64-1	May 14, 2014	May 14, 2019	50,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 64-2	May 14, 2014	May 14, 2024	150,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 64-4	May 14, 2014	May 14, 2029	50,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-1	Oct. 28, 2014	Oct. 28, 2019	160,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-2	Oct. 28, 2014	Oct. 28, 2021	150,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-3	Oct. 28, 2014	Oct. 28, 2024	190,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 66-1	Feb. 26, 2015	Feb. 26, 2022	100,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-2	Feb. 26, 2015	Feb. 26, 2025	150,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-3	Feb. 26, 2015	Feb. 26, 2030	50,000	Feb. 11, 2015	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 27, 2016

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 67-1	July 17, 2015	July 17, 2018	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-2	July 17, 2015	July 17, 2025	70,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-3	July 17, 2015	July 17, 2030	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-4	July 17, 2015	July 17, 2030	50,000	July 9, 2015	Korea Securities Finance Corp.

37

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 27, 2016

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 68-1	November 30, 2015	November 30, 2018	80,000	November 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-2	November 30, 2015	November 30, 2025	100,000	November 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-3	November 30, 2015	November 30, 2035	70,000	November 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-4	November 30, 2015	November 30, 2030	50,000	November 18, 2015	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 27, 2016

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 69-1	March 4, 2016	March 4, 2019	70,000	February 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-2	March 4, 2016	March 4, 2021	100,000	February 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-3	March 4, 2016	March 4, 2026	90,000	February 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-4	March 4, 2016	March 4, 2036	80,000	February 22, 2016	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 27, 2016

38

[SK Broadband]

The following are key terms and conditions of bonds issued by SK Broadband.

(As of March 31, 2016)			(Unit: in millions of Won except percentages)
Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 36-3	Jan. 19, 2012	Jan. 19, 2017	100,000	January 11, 2012	Samsung Securities Co., Ltd.
Unsecured Bond – Series 37-2	Oct. 12, 2012	Oct. 12, 2017	120,000	October 8, 2012	Hanwha Investment & Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 500%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 10 trillion won
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Compliant

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 38-1	April 2, 2014	Oct. 2, 2016	80,000	March 21, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 38-2	April 2, 2014	April 2, 2019	210,000	March 21, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 39	Sept. 29, 2014	Sept. 29, 2019	130,000	Sept. 17, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 40-1	Jan. 14, 2015	Jan. 14, 2018	50,000	Jan. 2, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 40-2	Jan. 14, 2015	Jan. 14, 2020	160,000	Jan. 2, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 41	July 15, 2015	July 15, 2020	140,000	July 3, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 42	October 6, 2015	October 6, 2020	130,000	September 22, 2015	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Compliant

39

IV. AUDITOR’S OPINION

1. Auditor (Consolidated)

Three months ended March 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.

2. Audit Opinion (Consolidated)

Period	Auditor’s opinion	Issues noted
Three months ended March 31, 2016	—	—
Year ended December 31, 2015	Unqualified	N/A
Year ended December 31, 2014	Unqualified	N/A

3. Auditor (Separate)

Three months ended March 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.

4. Audit Opinion (Separate)

Period	Auditor’s opinion	Issues noted
Three months ended March 31, 2016	—	—
Year ended December 31, 2015	Unqualified	N/A
Year ended December 31, 2014	Unqualified	N/A

5. Remuneration for Independent Auditors for the Past Three Fiscal Years

A.	Audit Contracts

	(Unit: in millions of Won except number of hours)
Fiscal Year	Auditors	Contents	Fee	Total number of hours accumulated for the fiscal year
Year ended December 31, 2016	KPMG Samjong Accounting Corp.	Semi-annual review	1,350	19,412
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2015	KPMG Samjong Accounting Corp.	Semi-annual review	1,320	18,127
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2014	KPMG Samjong Accounting Corp.	Semi-annual review	1,280	17,890
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task

40

B.	Non-Audit Services Contract with External Auditors

(Unit: in millions of Won)
Period	Contract date	Service provided	Service duration	Fee
Three months ended March 31, 2016	—	—	—	—
Year ended December 31, 2015	January 9, 2015	Audit of public WiFi	January 9-January 23, 2015	85
	September 30, 2015	Confirmation of debt ratio	September 30, 2015-October 5, 2015	30
	November 9, 2015	Audit of public WiFi	November 9-November 30, 2015	102
Year ended December 31, 2014	March 18, 2014	Due diligence of assets	March 18-April 2, 2014	50
	May 28, 2014	Tax advice	May 28-September 23, 2014	42
	June 12, 2014	Review of revised local tax laws	June 12-July14, 2014	22

6. Change of Independent Auditors

Not applicable.

41

V.	MANAGEMENT’S DISCUSSION AND ANALYSIS

Omitted in quarterly and semi-annual reports in accordance with Korean disclosure rules.

VI.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS

1. Board of Directors

A.	Overview of the Composition of the Board of Directors

The Company’s board of directors (the “Board of Directors”) is composed of six members: four independent directors and two inside directors. Within the Board, there are five committees: Independent Director Nomination Committee, Audit Committee, Compensation Committee, CapEx Review Committee, and Corporate Citizenship Committee.

(As of March 31, 2016)
Total number of persons	Inside directors	Independent directors
6	Dong Hyun Jang, Dae Sik Cho	Jay Young Chung, Dae Shick Oh, Jae Hoon Lee, Jae Hyeon Ahn

At the 32nd General Meeting of Shareholders held on March 18, 2016, Dae Sik Cho and Dae Shick Oh were re-elected as an inside director and an independent director, respectively.

B.	Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval
384th (the 1st meeting of 2016)	January 25, 2016

•       Approval of the spin-off and merger of SK Planet’s location-based services business and other businesses

•       Plan regarding designation of record date and closing period of the register of shareholders related to dissenting opinions in small-scale spin-offs and mergers

•       Transactions of goods, services and assets with SK Planet in 2016

Approved as proposed Approved as proposed Approved as proposed

385th (the 2nd meeting of 2016)	February 3, 2016

•       Financial statements as of and for the year ended December 31, 2015

•       Annual business report as of and for the year ended December 31, 2015

•       Delegation of funding through long-term borrowings in 2016

•       Lease contract with SK Broadband

•       Report of internal accounting management

•       Report for the period after the fourth quarter of 2015

Approved as proposed Approved as proposed Approved as proposed Approved as proposed — —

386th (the 3rd meeting of 2016)	February 18, 2016	• Convocation of the 32nd General Meeting of Shareholders • Report of internal accounting management	Approved as proposed —

387th (the 4th meeting of 2016)	March 2, 2016	• Approval of the spin-off and merger contract with SK Planet • Additional investment in Oneand Co., Ltd.	Approved as proposed Approved as proposed

388th (the 5th meeting of 2016)	March 18, 2016

•       Election of the chairman of the Board of Directors

•       Election of committee members

•       Additional procurement of LTE frequency bands

•       Transactions with SK Holdings in the second quarter of 2016

•       Transactions regarding corporate bonds with affiliated company (SK Securities)

•       Financial transactions with affiliated company (SK Securities)

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed

*	The line items that do not show approval are for reporting purposes only.

42

C.	Committees within Board of Directors

(1)	Committee structure (as of March 31, 2016)

(a)	Compensation Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Jay Young Chung, Dae Shick Oh, Jae Hyeon Ahn	Review CEO remuneration system and amount

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.

(b)	Capex Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
4	—	Jay Young Chung, Dae Shick Oh, Jae Hoon Lee, Jae Hyeon Ahn	Review major investment plans and changes thereto

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.

(c)	Corporate Citizenship Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Jay Young Chung, Jae Hoon Lee, Jae Hyeon Ahn,	Review guidelines on corporate social responsibility (“CSR”) programs, etc.

*	The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.

(d)	Independent Director Nomination Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	Dong Hyun Jang	Jay Young Chung, Dae Shick Oh	Nomination of independent directors

*	Under the Korean Commercial Code, a majority of the members of the Independent Director Nomination Committee should be independent directors.

(e)	Audit Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Dae Shick Oh, Jae Hoon Lee, Jae Hyeon Ahn	Review financial statements and supervise independent audit process, etc.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and the Korean Commercial Code.

2. Audit System

The Company’s Audit Committee consists of three independent directors, Dae Shick Oh, Jae Hoon Lee and Jae Hyeon Ahn.

Major activities of the Audit Committee as of March 31, 2016 are set forth below.

43

Meeting	Date	Agenda	Approval
The 1st meeting of 2016	February 2, 2016

•       Report of internal accounting management system

•       Review of business and audit results for the second half of 2015 and business and audit plans for 2016

•       Evaluation of internal monitoring controls based on the opinion of the members of the Audit Committee

•       Construction of fixed-line and wireless networks in 2016

•       Contract for payment of customer appreciation gifts in 2016

•       Service contract with SKTCH

— — Approved as proposed Approved as proposed Approved as proposed Approved as proposed

The 2nd meeting of 2016	February 17, 2016

•       Report on the IFRS audit of fiscal year 2015

•       Report on review of 2015 internal accounting management system

•       Evaluation of internal accounting management system operation

•       Agenda and document review for the 32nd General Meeting of Shareholders

•       Auditor’s report for fiscal year 2015

— — Approved as proposed Approved as proposed Approved as proposed

The 3rd meeting of 2016	March 17, 2016	• Changes in a contract for maintenance services of transmission equipment and optical cables in 2016 • Contract for maintenance services of transmission equipment in 2016	Approved as proposed Approved as proposed

*	The line items that do not show approval are for reporting purposes only.

3. Shareholders’ Exercise of Voting Rights

A.	Voting System and Exercise of Minority Shareholders’ Rights

Pursuant to the Articles of Incorporation as shown below, the cumulative voting system was first introduced in the general meeting of shareholders held in 2003.

Articles of Incorporation	Description
Article 32(3) (Election of Directors)	Cumulative voting under Article 382-2 of the Korean Commercial Code will not be applied for the election of directors.

Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation)	Article 32(3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general meeting of shareholders held in 2003.

Also, neither written or electronic voting system nor minority shareholder rights is applicable.

44

VII. SHAREHOLDERS

1. Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of March 31, 2016)			(Unit: in shares and percentages)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Holdings Co., Ltd.	Largest Shareholder	Common share	20,363,452	25.22	20,363,452	25.22
Tae Won Chey	Officer of affiliated company	Common share	100	0.00	100	0.00
Shin Won Chey	Officer of affiliated company	Common share	1,067	0.00	1,067	0.00
Dong Hyun Jang	Officer of the Company	Common share	251	0.00	251	0.00
Myung Hyun Cho	Officer of affiliated company	Common share	60	0.00	60	0.00

Total		Common share	20,364,930	25.22	20,364,930	25.22

B.	Overview of the Largest Shareholder

As of March 31, 2016, the Company’s largest shareholder was SK Holdings Co., Ltd. (“SK Holdings”) with 20,363,452 shares (25.22%) of the Company. SK Holdings was established on April 13, 1991 and was made public on the securities market for the first time under the name SK C&C Co., Ltd. on November 11, 2009. On August 3, 2015, SK Holdings merged with and into SK C&C and the merged entity was renamed SK Holdings. The main business of SK Holdings includes managing its subsidiaries as a holding company, IT services, security services and logistics services, among others.

C.	Changes in Shareholdings of the Largest Shareholder

Changes in shareholdings of the largest shareholder are as follows:

(As of March 31, 2016)				(Unit: in shares and percentages)
Largest Shareholder	Date of the change in the largest shareholder/ Date of change in shareholding	Shares Held	Holding Ratio	Remarks
	January 2, 2014	20,367,290	25.22	Shin Won Chey, SKC’s Chairman, purchased 1,000 shares
	March 24, 2014	20,368,290	25.23	Shin Won Chey, SKC’s Chairman, purchased 1,000 shares
SK Holdings	January 2, 2015	20,364,290	25.22	Shin Won Chey, SKC’s Chairman, disposed of 4,000 shares
	March 20, 2015	20,363,803	25.22	Appointment of CEO Dong Hyun Jang (ownership of 251 shares of the Company), Retirement of Sung Min Ha
	June 9, 2015	20,365,006	25.22	Purchase through the Share Exchange between SK Broadband and SK Telecom (Shin Won Chey, SKC’s Chairman, purchased 1,067 shares, and Myung Hyun Cho, SK Broadband’s independent director, purchased 136 shares)
	August 3, 2015	20,364,930	25.22	Myung Hyun Cho, SK Broadband’s independent director, disposed of 76 shares

*	Shares held are the sum of shares held by SK Holdings and its related parties.

45

2. Distribution of Shares

A.	Shareholders with ownership of 5% or more and others

(As of December 31, 2015)			(Unit: in shares and percentages)
Rank	Name (title)	Common share
		Number of shares	Ownership ratio	Remarks
1	Citibank ADR	9,245,141	11.45	—
2	SK Holdings	20,363,452	25.22	—
3	SK Telecom	10,136,551	12.55	Treasury shares
4	National Pension Service	6,963,591	8.62	—
Shareholdings under the Employee Stock Ownership Program		67	0.00	—

ø	As of March 31, 2016, it is difficult to figure out the current status of stock ownership due to closing of the register of shareholders. The numbers above are as of December 31, 2015, and as a result, may differ from the actual numbers as of March 31, 2016.

B.	Shareholder Distribution

(As of December 31, 2015)			(Unit: in shares and percentages)
Classification	Number of shareholders	Ratio (%)	Number of shares	Ratio (%)	Remarks
Total minority shareholders*	62,620	99.87%	33,220,219	41.14%	—

*	Defined as shareholders whose shareholding is less than a hundredth of the total issued and outstanding shares.
ø	As of March 31, 2016, it is difficult to figure out the current status of stock ownership due to closing of the register of shareholders. The numbers above are as of December 31, 2015, and as a result, may differ from the actual numbers as of March 31, 2016.

3. Share Price and Trading Volume in the Last Six Months

A.	Domestic Securities Market

(Unit: in Won and shares)
Types		March 2016	February 2016	January 2016	December 2015	November 2015	October 2015
Common stock	Highest	223,000	233,500	210,500	234,000	238,500	261,500
	Lowest	207,500	204,500	193,000	215,000	227,000	241,000
	Average	213,818	218,861	203,650	229,667	231,857	254,952
Daily transaction volume	Highest	385,725	1,126,589	348,930	423,812	1,054,660	349,061
	Lowest	71,671	102,889	77,348	81,812	98,708	89,213
Monthly transaction volume		3,866,625	4,561,480	4,349,859	3,422,164	5,455,214	3,438,373

46

B.	Foreign Securities Market

New York Stock Exchange	(Unit: in U.S. dollars and number of American Depositary Receipts)

Types		March 2016	February 2016	January 2016	December 2015	November 2015	October 2015
Depositary receipt	Highest	20.98	20.82	19.99	22.35	22.72	25.49
	Lowest	19.60	18.78	17.89	20.15	21.61	23.56
	Average	20.26	19.64	18.92	21.51	22.16	24.72
Daily transaction volume	Highest	1,080,598	1,194,211	1,279,531	902,348	1,084,936	1,095,579
	Lowest	275,174	341,417	368,941	198,054	234,758	199,111
Monthly transaction volume		12,929,342	13,790,441	14,437,399	10,125,454	10,721,722	11,570,760

47

VIII.	EMPLOYEES AND DIRECTORS

1.	Employees

(As of March 31, 2016)							(Unit: in persons and millions of Won)
Business segment	Gender	Number of employees					Average service year	Aggregate wage for the first quarter of 2016	Average wage per person
		Employees without a fixed term of employment		Employees with a fixed term of employment		Total
		Total	Part-time employees	Total	Part-time employees
—	Male	3,554	—	64	—	3,618	12.9	191,229	53
—	Female	525	—	49	—	574	10.3	21,580	38

Total		4,079	—	113	—	4,192	12.5	212,809	51

*	Based on Section 9-1-2 (Employee Status) of the Corporate Disclosure Guidelines (amended as of February 2015).
*	Average wage per person was calculated based on the average number of employees for the three months ended March 31, 2016 (Total: 4,184, Male: 3,611 Female: 573)

2. Compensation of Directors

A.	Amount Approved at the Shareholders’ Meeting

(As of March 31, 2016)		(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Approved
Directors	6	12,000

B.	Amount Paid

(As of March 31, 2016)			(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director
Insider Directors	2	1,183	592
Independent Directors	1	19	19
Audit Committee Members	3	57	19

Total	6	1,259	—

3. Individual Compensation of Directors

Omitted in quarterly reports in accordance with Korean disclosure rules.

48

IX.	RELATED PARTY TRANSACTIONS

1. Line of Credit Extended to the Largest Shareholder

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
SK Wyverns	Affiliate	Long-term and short-term loans	1,017	—	—	1,017	—	—

2. Transfer of Assets to/from the Largest Shareholder and Other Transactions

None.

3. Transactions with the Largest Shareholder

(Unit: in millions of Won)

Name (Corporate name)	Relationship	Investment	Transaction period	Transaction items	Transaction amount
PS&Marketing	Affiliate	Sales/ Purchases	January 1, 2016 to March 31, 2016	Marketing commissions, etc.	381,469
SK Broadband	Affiliate	Sales/ Purchases	January 1, 2016 to March 31, 2016	Interconnection revenues, etc.	152,129

4. Related Party Transactions

See note 33 of the notes to the Company’s consolidated financial statements attached hereto for more information regarding related party transactions.

5. Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Persons)

A.	Provisional Payment and Loans (including loans on marketable securities)

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Baekmajang and others	Agency	Long-term and short-term loans	58,602	43,081	(30,211)	71,472	—	—
Daehan Kanggun BCN Inc.	Investee	Long-term loans	22,148	—	—	22,148	—	—
Wave City Development, Inc.	Investee	Short-term loans	1,890	—	(1,700)	190	—	—

49

X.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1. Developments in the Items Mentioned in Prior Reports on Important Business Matters

A.	Status and Progress of Major Management Events

Date	Resolution	Description	Status
November 2, 2015	Acquisition of other company shares and investment securities

1. Issuing company: CJ HelloVision

2. Expected acquisition: 23,234,060 common shares (30.0%)

3. Amount to be paid: Won 500 billion

4. Acquisition Method: cash

5. Purpose of acquisition: To secure position as the next generation media platform provider through merger with subsidiary SK Broadband

The regulatory approval review from the relevant authorities, including the MSIP, is still in process, and the Company will disclose the future timetable once confirmed.

B.	Summary Minutes of the General Meeting of Shareholders

Date	Agenda	Resolution
30th Fiscal Year Meeting of Shareholders (March 21, 2014)

1.      Approval of the financial statements for the year  ended December 31, 2013

2.      Amendments to Articles of Incorporation

3.      Election of directors

•    Election of an inside director

•    Election of an independent director

•    Election of an independent director

•    Election of an independent director

4.      Election of an independent director as Audit  Committee member

5.      Approval of remuneration limit for directors

Approved (Cash dividend, Won 8,400 per share)

Approved

Approved (Sung Min Ha)

Approved (Jay Young Chung)

Approved (Jae Hoon Lee)

Approved (Jae Hyeon Ahn)

Approved (Jae Hyeon Ahn)

Approved (Won 12 billion)

31st Fiscal Year Meeting of Shareholders (March 20, 2015)

1.      Approval of the financial statements for the year  ended December 31, 2014

2.      Amendments to Articles of Incorporation

3.      Election of directors

•    Election of an inside director

4.      Election of an independent director as Audit  Committee member

5.      Approval of remuneration limit for directors

Approved (Cash dividend, Won 8,400 per share) Approved Approved (Dong Hyun Jang) Approved (Jae Hoon Lee) Approved (Won 12 billion)

32nd Fiscal Year Meeting of Shareholders (March 18, 2016)

1.      Approval of the financial statements for the year  ended December 31, 2015

2.      Amendments to Articles of Incorporation

3.      Election of directors

•    Election of an inside director

•    Election of an independent director

4.      Election of an independent director as Audit  Committee member

5.      Approval of remuneration limit for directors

6.      Amendments to executive payroll regulations

Approved (Cash dividend, Won 9,000 per share) Approved Approved (Dae Sik Cho) Approved (Dae Shick Oh) Approved (Dae Shick Oh) Approved (Won 12 billion) Approved

2. Contingent Liabilities

[SK Telecom]

A.	Material Legal Proceedings

(1)	Claim for copyright license fees regarding “Coloring” services

50

On May 7, 2010, Korea Music Copyright Association (“KOMCA”) filed a lawsuit with the court demanding that the Company pay KOMCA license fees for the Company’s “Coloring” services. The court rendered a judgment against the Company ordering the Company to pay Won 570 million to KOMCA, which was affirmed by the appellate court on October 26, 2011. The Company filed an appeal at the Supreme Court of Korea and the judgment was overturned on July 11, 2013. The case was remanded down to the appellate court which ruled in favor of the Company on September 4, 2014. KOMCA filed an appeal at the Supreme Court of Korea, and on January 15, 2015, the Supreme Court of Korea affirmed the Seoul High Court’s decision. There is no impact on the Company’s business or results of operation as the final outcome of this litigation has been rendered in favor of the Company.

B.	Other Matters

None.

[SK Broadband]

A.	Material Legal Proceedings

(1)	SK Broadband as the plaintiff

	(Unit: in thousands of Won)
Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status
Dispute to dismiss an order to compensate for damages	October 2014	715,121	Pending before appellate court
Others		317,347
Total	—	1,032,468	—

(2)	SK Broadband as the defendant

	(Unit: in thousands of Won)
Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status
Damages claim by Mag Telecom Co., Ltd. and 7 others	January 2012	3,560,465	Pending before district court
Others		318,615
Total	—	3,879,080	—

The Company does not believe that the outcome of any of the proceedings in which SK Broadband is named as a defendant will have a material effect on the Company’s financial statements.

B.	Other Contingent Liabilities

(1)	Pledged assets and covenants

SK Broadband, upon approval by its board of directors, has provided guarantees for financial instruments amounting to Won 1.1 billion to support employees’ funding for the Employee Stock Ownership Program.

Additionally, SK Broadband has provided “geun” mortgage amounting to Won 8.8 billion to others, including Ilsan Guksa, on a part of its buildings in connection with the leasing of the buildings.

Seoul Guarantee Insurance Company has provided a performance guarantee of Won 15.8 billion to SK Broadband in connection with the performance of certain contracts and the repair of any defects.

SK Broadband has entered into revolving credit facilities with a limit of Won 100 billion with Shinhan Bank and one other financial institution in relation to the Company’s loans.

51

SK Broadband has entered into a leased line contract and a resale contract for fixed-line telecommunication services with SK Telecom.

KB Kookmin Bank has provided a payment guarantee of Won 100 million to SK Broadband in connection with its e-commerce business.

[SK Planet]

A.	Material Legal Proceedings

As of March 31, 2016, there were eight pending cases proceeding with SK Planet as the defendant and the aggregate amount of the claim was Won 117.4 million. The management cannot reasonably forecast the outcome of this case and no amount in connection with this proceeding was recognized on the Company’s financial statements.

B.	Other Contingent Liabilities

None.

[SK Communications]

A.	Material Legal Proceedings

As of March 31, 2016, the aggregate amount of claims was Won 1.1 billion. The Company successfully defended some but not all suits relating to a leak of personal information of subscribers of NATE. Relevant proceedings remain pending at various courts in Korea. The management cannot reasonably forecast the outcome of the pending proceedings, and as a result, adjustments were not made in the financial statements of the Company. The Company does not believe that the outcome of any of the proceedings in which SK Communications is named as a defendant will have a material effect on the Company’s financial statements.

B.	Other Contingent Liabilities

The material payment guarantees provided by third parties to SK Communications as of March 31, 2016 are set forth in the table below.

(Unit: in thousands of Won)
Financial Institution	Guarantee	Amount
Seoul Guarantee Insurance Company	Prepaid coverage payment guarantee	700,000
	Provisional deposit guarantee insurance for bonds	190,000
	Provisional attachment of real estate	118,000

	Total	1,008,000

[PS&Marketing]

A.	Other Contingent Liabilities

Shinhan Bank has provided a payment guarantee of Won 3 billion for PS&Marketing’s purchase of mobile devices from Apple Korea Ltd.

3. Status of sanctions, etc.

[SK Telecom]

On July 4, 2012, the Fair Trade Commission issued correctional orders and imposed fines on the Company and seven affiliated companies for alleged unfair advantage provided to SK C&C, an affiliated company, in services fees for information technology system management and operation. The Company and SK Planet were imposed fines of Won 25,042 million and Won 1,349 million, respectively. The Company and the seven affiliated companies appealed the orders and on May 14, 2014, won the suit at the Seoul High Court. The Fair Trade Commission appealed the decision, and on March 10, 2016, the Supreme Court of Korea ruled in favor of the Company.

52

On December 27, 2013, the Korea Communications Commission imposed on the Company a fine of Won 56.0 billion and issued a correctional order for providing discriminatory subsidies to subscribers. The Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by January 2014.

On March 7, 2014, the MSIP imposed a suspension of operations for 45 days for failure to observe the order of the Korea Communications Commission to cease providing discriminatory subsidies to subscribers. The Company suspended its operations during the period between April 5, 2014 and May 19, 2014, and reported to the MSIP on the implementation of actions pursuant to the suspension order by May 2014.

On March 13, 2014, the Korea Communications Commission imposed on the Company a fine of Won 16.65 billion, imposed a suspension on acquiring new customers for 7 days, and issued a correctional order for providing discriminatory subsidies to subscribers. In April 2014, the Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by April 2014. The Company suspended acquisition of new customers during the period beginning September 11, 2014 and ending September 17, 2014, and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by September 2014.

On January 31, 2013, the Seoul Central District Court acquitted Mr. Jae Won Chey, the Company’s former director and vice chairman, on all charges against him. On September 27, 2013, the Seoul High Court reversed the acquittal of the above-mentioned former director, sentencing him to a prison term of three and a half years for violating the Act on the Aggravated Punishment, etc. of Specific Economic Crimes. On February 27, 2014, the Supreme Court of Korea affirmed the Seoul High Court’s decision. While the court’s final decision on the appealed case is not expected to have a material effect on the Company’s financial position, investors should note that it is difficult to predict, among others, the market’s assessment of such case.

On August 21, 2014, the Korea Communications Commission imposed on the Company a fine of Won 37.1 billion and issued a correctional order for providing discriminatory subsidies to subscribers. The Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by September 2014.

On December 4, 2014, the Korea Communications Commission imposed on the Company a fine of Won 800 million and issued a correctional order for violating the Mobile Device Distribution Improvement Act. The Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by January 2015.

On March 12, 2015, the Korea Communications Commission imposed on the Company a fine of Won 934 million and issued a correctional order for violating the Mobile Device Distribution Improvement Act with respect to the Company’s compensation programs for used handsets. The Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by April 2015.

On March 26, 2015, the Korea Communications Commission imposed on the Company a fine of Won 23.5 billion, imposed a suspension on acquiring new customers for seven days, and issued a correctional order for violating the Mobile Device Distribution Improvement Act. The Company paid the fine and implemented the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order in May 2015. The suspension on acquiring new customers was implemented from October 1, 2015 to October 7, 2015.

53

On May 13, 2015, the Korea Communications Commission imposed on the Company a fine of Won 3.56 billion and issued a correctional order for violating its obligations to protect personal information (a fine of Won 360 million imposed for violation of its obligations to protect personal information and Won 3.2 billion imposed for damaging users’ interests). The Company paid the fine in July 2015 and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order in September 2015. Whether the correctional order on the violation of obligations to protect personal information will be enforced depends on the Court’s ruling following the Company’s filing of an administrative proceeding to appeal the order on June 24, 2015.

On May 28, 2015, the Korea Communications Commission imposed on the Company a fine of Won 350 million and issued a correctional order for misleading and exaggerated advertisement of bundled media and telecommunications products. The Company paid the fine in August 2015 and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order in October 2015.

On December 10, 2015, the Korea Communications Commission imposed on the Company a fine of Won 560 million and issued a correctional order for misleading and exaggerated advertisement of bundled media and telecommunications products. The Company paid the fine and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order in February 2016.

On January 14, 2016, the Korea Communications Commission imposed on the Company a fine of Won 15 million and issued a correctional order for failure to comply with the retention period for its subscribers’ personal information. The Company paid the fine and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order.

[SK Broadband]

(1)	Violation of the Telecommunications Business Act

•	Date: December 10, 2015

•	Sanction: SK Broadband received a correctional order (corrective measures for damaging users’ interests through misleading and exaggerated advertisement of bundled media and telecommunications products).

•	Reason and the Relevant Law: Violated Article 50-1 Paragraph 5 of the Telecommunications Business Act and Article 42-1 of its enforcement ordinance by inducing subscribers through misleading and exaggerated advertisements.

•	Status of Implementation: Made an official announcement about having received the correctional order and paid the fine.

•	Company’s Plan: Make an official announcement about having received the correctional order

(2)	Violation of the Telecommunications Business Act

•	Date: May 28, 2015

•	Sanction: SK Broadband received a correctional order (corrective measures for damaging users’ interests through misleading and exaggerated advertisement of bundled media and telecommunications products).

•	Reason and the Relevant Law: Violated Article 50-1 Paragraph 5 of the Telecommunications Business Act and Article 42-1 of its enforcement ordinance by inducing subscribers through misleading and exaggerated advertisements.

•	Status of Implementation: Established plans to manage distribution network related to the misleading and exaggerated advertisements.

•	Company’s Plan: Make an official announcement about having received the correctional order and improve operational procedures.

54

(3)	Violation of the Act on Consumer Protection in Electronic Commerce

•	Date: July 11, 2014

•	Sanction: SK Broadband received a correctional order (relating to the failure to notify consumers of information relating to cancellations of purchases) and a fine of Won 1 billion.

•	Reason and the Relevant Law: Violated Article 13 of the Act on Consumer Protection in Electronic Commerce by not having notified consumers of the procedures for cancellation of purchases for paid IPTV contents.

•	Status of Implementation: Implemented voluntary improvements to notify consumers of cancellation procedures for such purchase prior to a decision by the Fair Trade Commission.

•	Company’s Plan: Implement the correctional order and pay the fine.

(4)	Violation of the Act on Facilitation of the Use of Information Network and Protection of Information

•	Date: June 16, 2014

•	Sanction: SK Broadband was imposed a fine of Won 3 million.

•	Reason and the Relevant Law: Violated Articles 59 and 76 of the Act on Facilitation of the Use of Information Network and Protection of Information and Article 76 of the Enforcement Decree of the Act by not having designated proper contacts for the users of telecommunications billing services to raise objections and protect rights and interests of the users and by not having provided the contact information on the Internet or other means of communication.

•	Status of Implementation: Paid the fine, designated contact persons for user protection of telecommunications billing services, provided contact information on the Company’s website, and paid the fine.

•	Company’s Plan: Designate contact persons for user protection of telecommunications billing services and provide contact information to users.

[SK Telink]

(1)	Violation of the Telecommunications Business Act

•	Date: February 4, 2016

•	Sanction: SK Telink received a correctional order and a fine of Won 49 million.

•	Reason and the Relevant Law: Violated Article 50-1, Paragraph 5 of the Telecommunications Business Act and Article 42-1 of the related Enforcement Decree by transferring account names of cell phone lines without subscribers’ consent, changing phone numbers upon such transfer of account names, subscribing users to cell phone lines that exceed the maximum number of cell phone lines determined in the user agreement, opening accounts using a third party’s name and transferring ownership of and reselling the account, changing account names with fabricated names of foreigners and changing accounts of cell phone lines owned by foreigners whose residency period in Korea has expired.

•	Status of Implementation: Ceased the prohibited practice, disclosed having received the correctional order in the press (May 2016) and paid the fine (May 2016).

•	Company’s Plan: Improve operating procedures to prevent its recurrence.

(2)	Violation of the Telecommunications Business Act

55

•	Date: August 21, 2015

•	Subject: SK Telink

•	Sanction: SK Telink received a correctional order and a fine of Won 480 million.

•	Reason and the Relevant Law: Violated Article 50-1, Paragraph 5 and Article 50-2 of the Telecommunications Business Act and Article 42-1 of the related Enforcement Decree by failing to inform or giving false information about key terms of the contract and failing to deliver usage contract

•	Status of Implementation: Ceased the prohibited practice, disclosed having received the correctional order in a newspaper (October 2015), improved operating procedures related to recruitment of users through phone solicitation calls and paid the fine (October 2015).

•	Company’s Plan: Accurately inform consumers of key terms of the contract and distribute usage contract by mail after entering into contract.

4. Important Matters That Occurred After March 31, 2016

[SK Telecom]

The Company is aiming to transform into a next generation platform solutions provider as a foundation for continued growth. It is expected that the Company will leverage the location-based services business and the mobile phone verification services business in line with this goal and SK Planet will further concentrate its resources on its commerce business. The Company expects that various business synergies will be created within the Company’s platform business such as its online-to-offline business, location-based service business and big data business through the Company’s ability to leverage Korea’s leading real-time mobile navigation service, T-Map Navigation, as well as the other location-based services that it acquires from SK Planet. In addition, the Company will be able to increase the range of services it offers to customers by directly operating the mobile phone verification services business acquired from SK Planet. The effective date of the spin-off and merger of these businesses was April 5, 2016.

SK Telecom acquired 60 MHz of bandwidth in the 2.6GHz broadband and [narrowband] spectrum through the frequency bandwidth auction held on May 2, 2016. As a core frequency spectrum with a global ecosystem, the 2.6GHz spectrum allows for existing customers to take additional advantage of broadband speeds and provides capacity relief at an early stage, thus providing for faster and more stable data services. The Company acquired 60 MHz of bandwidth in the 2.6GHz spectrum for Won 1.3 trillion, and the MSIP plans to announce the frequency reallocation price for the 2.1GHz spectrum based on the results of the auction price for such spectrum.

[SK Planet]

On January 21, 2016, SK Planet’s board of directors resolved to spin off its location-based services business and mobile phone verification services business and merge them into SK Telecom in order to further concentrate its resources on its commerce business. The effective date of the spin-off and merger of these businesses was April 5, 2016.

[SK Broadband]

The merger agreement with CJ Hellovision was approved at the extraordinary meeting of shareholders on February 26, 2016. As of March 31, 2016, the regulatory approval review from the relevant authorities, including the MSIP, is still in process, and the Company will disclose the future timetable once confirmed.

56

A.	Use of Proceeds from Public Offerings

Not applicable.

B.	Use of Proceeds from Private Offerings

(As of March 31, 2016)			(Unit: in millions of Won)
Classification	Closing Date	Proceeds	Planned Use of Proceeds	Actual Use of Proceeds	Reasons for Change
Convertible Bonds*	April 7, 2009	437,673	Refinancing of convertible bonds issued in May 2004	Refinancing and working capital	—

*	In 2013, holders exercised their conversion rights with respect to an aggregate principal amount of US$326,023,000 of the convertible notes. The Company delivered 1,241,337 treasury shares in respect of US$170,223,000 of the exercised aggregate principal amount and delivered cash in respect of the remainder due to the limit on foreign ownership. In connection with such conversion, the Company recognized Won 135.1 billion in financial expenses in 2013. On November 13, 2013, the Company exercised its early redemption right and on December 13, 2013, redeemed the US$6,505,000 principal amount of convertible notes not converted by noteholders.

57

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

(Registrant)

By: /s/ Sung Hyung Lee
(Signature)

Name:	Sung Hyung Lee
Title:	Senior Vice President

Date: June 16, 2016

Exhibit 99.1

SK TELECOM CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

March 31, 2016 and 2015

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of SK Telecom Co., Ltd. (the “Company”), which comprise the condensed separate statement of financial position as of March 31, 2016, the condensed separate statements of income, comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2016 and 2015, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared fairly, in all material respects, in accordance with K-IFRS No.1034, Interim Financial Reporting.

Other matters

The separate statement of finance position of the Company as of December 31, 2015, and the related separate statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated February 23, 2016, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2015, presented for comparative purposes, is consistent, in all material respects, with the audited separate financial statements from which it has been derived.

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

May 4, 2016

This report is effective as of May 4, 2016, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

SK TELECOM CO., LTD.

Condensed Separate Statements of Financial Position

As of March 31, 2016 and December 31, 2015

(In millions of won)	Note	March 31, 2016		December 31, 2015
Assets:
Current Assets:
Cash and cash equivalents	26,27	~~W~~	376,632	431,666
Short-term financial instruments	4,26,27		106,500	121,500
Short-term investment securities	6,26,27		157,341	92,262
Accounts receivable – trade, net	5,26,27,28		1,519,419	1,528,751
Short-term loans, net	5,26,27,28		59,052	47,741
Accounts receivable – other, net	5,26,27,28		703,418	264,741
Prepaid expenses			90,609	92,220
Inventories, net			43,701	45,991
Advanced payments and other	5,26,27		87,758	88,657

Total Current Assets			3,144,430	2,713,529

Non-Current Assets:
Long-term financial instruments	4,26,27		10,062	10,062
Long-term investment securities	6,26,27		789,140	726,505
Investments in subsidiaries and associates	7		8,835,021	8,810,548
Property and equipment, net	8,28		7,038,739	7,442,280
Goodwill	9		1,306,236	1,306,236
Intangible assets, net	10		1,668,360	1,766,069
Long-term loans, net	5,26,27,28		34,827	35,080
Long-term prepaid expenses			27,194	29,802
Guarantee deposits	5,26,27,28		166,562	166,656
Long-term derivative financial assets	15,26,27		99,134	139,923
Other non-current assets			249	250

Total Non-Current Assets			19,975,524	20,433,411

Total Assets		~~W~~	23,119,954	23,146,940

See accompanying notes to the condensed separate interim financial statements.

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SK TELECOM CO., LTD.

Condensed Separate Statements of Financial Position, Continued

As of March 31, 2016 and December 31, 2015

(In millions of won)	Note	March 31, 2016		December 31, 2015
Liabilities and Shareholders’ Equity:
Current Liabilities:
Short-term borrowings	11,26,27	~~W~~	—	230,000
Current installments of long-term debt, net	11,26,27		322,732	592,637
Current installments of long-term payables – other	12,26,27		115,486	120,185
Accounts payable – other	26,27,28		1,362,373	927,170
Withholdings	26,27		654,690	607,690
Accrued expenses	26,27		462,807	540,770
Income tax payable	24		444,441	375,189
Unearned revenue			3,208	10,014
Provisions	13		40,136	37,551
Advanced receipts			61,065	50,100

Total Current Liabilities			3,466,938	3,491,306

Non-Current Liabilities:
Debentures, excluding current installments, net	11,26,27		5,360,262	5,033,495
Long-term borrowings, excluding current installments, net	11,26,27		71,409	72,554
Long-term payables - other	12,26,27		438,470	550,964
Long-term unearned revenue			2,769	2,768
Defined benefit liabilities	14		22,491	4,006
Long-term derivative financial liabilities	15,26,27		77,529	89,296
Long-term provisions	13		17,344	20,055
Deferred tax liabilities	24		60,623	56,274
Other non-current liabilities	26,27		47,285	46,762

Total Non-Current Liabilities			6,098,182	5,876,174

Total Liabilities			9,565,120	9,367,480

Shareholders’ Equity:
Share capital	1,16		44,639	44,639
Capital surplus and other capital adjustments	16,17,18		369,446	369,446
Retained earnings	19		13,158,431	13,418,603
Reserves	20		(17,682)	(53,228)

Total Shareholders’ Equity			13,554,834	13,779,460

Total Liabilities and Shareholders’ Equity		~~W~~	23,119,954	23,146,940

See accompanying notes to the condensed separate interim financial statements.

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SK TELECOM CO., LTD.

Condensed Separate Statements of Income

For the three-month periods ended March 31, 2016 and 2015

(In millions of won except for per share data)	Note	March 31, 2016		March 31, 2015
Operating revenue:	28
Revenue		~~W~~	3,098,261	3,133,456
Operating expense:	28
Labor			172,985	173,327
Commissions			1,218,278	1,343,070
Depreciation and amortization			542,446	524,937
Network interconnection			193,285	169,921
Leased line			88,632	96,203
Advertising			27,058	32,630
Rent			104,547	97,930
Cost of products that have been resold			119,895	113,509
Others	21		201,284	174,103

			2,668,410	2,725,630

Operating income			429,851	407,826
Finance income	23		108,048	65,504
Finance costs	23		(64,071)	(68,428)
Other non-operating income	22		28,899	5,386
Other non-operating expenses	22		(37,053)	(31,527)

Profit before income tax			465,674	378,761
Income tax expense	24		83,467	82,975

Profit for the period		~~W~~	382,207	295,786

Earnings per share:	25
Basic and diluted earnings per share (in won)		~~W~~	5,413	4,170

See accompanying notes to the condensed separate interim financial statements.

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SK TELECOM CO., LTD.

Condensed Separate Statements of Comprehensive Income

For the three-month periods ended March 31, 2016 and 2015

(In millions of won)	Note	March 31, 2016		March 31, 2015
Profit for the period		~~W~~	382,207	295,786
Other comprehensive income (loss)
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	14		(6,897)	(2,043)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of available-for-sale financial assets	20		48,709	(25,049)
Net change in unrealized fair value of derivatives	15,20		(13,163)	9,400

Other comprehensive income (loss) for the period, net of taxes			28,649	(17,692)

Total comprehensive income		~~W~~	410,856	278,094

See accompanying notes to the condensed separate interim financial statements.

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SK TELECOM CO., LTD.

Condensed Separate Statements of Changes in Equity

For the three-month periods ended March 31, 2016 and 2015

			Capital surplus and other capital adjustments						Retained earnings	Reserves	Total equity
(In millions of won)	Share capital		Paid-in surplus	Treasury stock	Loss on disposal of treasury stock	Hybrid bond	Other	Sub-total
Balance, January 1, 2015	~~W~~	44,639	2,915,887	(2,139,683)	(18,087)	398,518	(722,741)	433,894	12,996,790	66,898	13,542,221
Total comprehensive income:
Profit for the period		—	—	—	—	—	—	—	295,786	—	295,786
Other comprehensive loss		—	—	—	—	—	—	—	(2,043)	(15,649)	(17,692)

		—	—	—	—	—	—	—	293,743	(15,649)	278,094

Transactions with owners of the Company, recognized directly in equity:
Cash dividends		—	—	—	—	—	—	—	(595,865)	—	(595,865)

Balance, March 31, 2015	~~W~~	44,639	2,915,887	(2,139,683)	(18,087)	398,518	(722,741)	433,894	12,694,668	51,249	13,224,450

Balance, January 1, 2016	~~W~~	44,639	2,915,887	(2,260,626)	—	398,518	(684,333)	369,446	13,418,603	(53,228)	13,779,460
Total comprehensive income:
Profit for the period		—	—	—	—	—	—	—	382,207	—	382,207
Other comprehensive income (loss)		—	—	—	—	—	—	—	(6,897)	35,546	28,649

		—	—	—	—	—	—	—	375,310	35,546	410,856

Transactions with owners of the Company, recognized directly in equity
Cash dividends		—	—	—	—	—	—	—	(635,482)	—	(635,482)

Balance, March 31, 2016	~~W~~	44,639	2,915,887	(2,260,626)	—	398,518	(684,333)	369,446	13,158,431	(17,682)	13,554,834

See accompanying notes to the condensed separate interim financial statements.

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SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows

For the three-month periods ended March 31, 2016 and 2015

(In millions of won)	Note	March 31, 2016		March 31, 2015
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	382,207	295,786
Adjustments for income and expenses	30		643,598	657,232
Changes in assets and liabilities related to operating activities	30		(295,007)	(516,146)

Sub-total			730,798	436,872
Interest received			5,841	3,962
Interest paid			(57,252)	(60,519)
Income tax refund received (income tax paid)			(17,046)	19,724

Net cash provided by operating activities			662,341	400,039

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			15,000	—
Collection of short-term loans			31,911	59,428
Decrease in long-term financial instruments			—	2,522
Proceeds from disposal of long-term investment securities			5,763	1,739
Proceeds from disposal of property and equipment			3,699	497
Proceeds from disposal of intangible assets			210	—
Collection of long-term loans			—	219
Proceeds from disposal of other non-current assets			—	13

Sub-total			56,583	64,418
Cash outflows for investing activities:
Increase in short-term investment securities, net			(65,000)	(59,842)
Increase in short-term loans			(43,081)	(57,989)
Increase in long-term financial instruments			—	(2,522)
Acquisition of long-term investment securities			(3,494)	(12,334)
Acquisition of investments in subsidiaries and associates			(25,970)	(13,865)
Acquisition of property and equipment			(346,088)	(377,971)
Acquisition of intangible assets			(7,950)	(3,447)

Sub-total			(491,583)	(527,970)

Net cash used in investing activities		~~W~~	(435,000)	(463,552)

See accompanying notes to the condensed separate interim financial statements.

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SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2016 and 2015

(In millions of won)	March 31, 2016		March 31, 2015
Cash flows from financing activities:
Cash inflows from financing activities:
Increase in short-term borrowings, net	~~W~~	—	50,000
Proceeds from issuance of debentures		338,568	298,718

Sub-total		338,568	348,718
Cash outflows for financing activities:
Decrease in short-term borrowings, net		(230,000)	—
Repayments of long-term account payables-other		(120,718)	(190,134)
Repayments of debentures		(270,000)	(200,000)

Sub-total		(620,718)	(390,134)

Net cash used in financing activities		(282,150)	(41,416)

Net decrease in cash and cash equivalents		(54,809)	(104,929)
Cash and cash equivalents at beginning of the period		431,666	248,311
Effects of exchange rate changes on cash and cash equivalents		(225)	(75)

Cash and cash equivalents at end of the period	~~W~~	376,632	143,307

See accompanying notes to the condensed separate interim financial statements.

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SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications services in Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of March 31, 2016, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	20,363,452	25.22
National Pension Service, other institutional investors and other minority stockholders	50,245,708	62.23
Treasury stock	10,136,551	12.55

	80,745,711	100.00

2.	Basis of Presentation

(1)	Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies.

These condensed separate interim financial statements were prepared in accordance with K-IFRS No. 1034, Interim Financial Reporting, as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since December 31, 2015. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor with joint control of, of significant influence over, an investee, in which the investments are accounted for at cost.

(2)	Use of estimates and judgments

1) Critical judgments, assumptions and estimation uncertainties

The preparation of the condensed separate interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the financial statements as of and for the year ended December 31, 2015.

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SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

2.	Basis of Presentation, Continued

(2)	Use of estimates and judgments, Continued

2) Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the finance executive.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 27.

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SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

3.	Significant Accounting Policies

The accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2015.

4.	Restricted Deposits

Deposits which are restricted in use as of March 31, 2016 and December 31, 2015 are summarized as follows:

(In millions of won)	March 31, 2016		December 31, 2015
Short-term financial instruments(*)	~~W~~	79,000	79,000
Long-term financial instruments(*)		10,062	10,062

	~~W~~	89,062	89,062

(*)	Financial instruments include charitable trust fund established by the Company. Profits from the fund are donated to charitable institutions. As of March 31, 2016 the funds cannot be withdrawn.

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SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of March 31, 2016 and December 31, 2015 are as follows:

	March 31, 2016
(In millions of won)	Gross amount		Allowances for doubtful accounts	Carrying amount
Current assets:
Accounts receivable - trade	~~W~~	1,652,226	(132,807)	1,519,419
Short-term loans		59,648	(596)	59,052
Accounts receivable - other		762,505	(59,087)	703,418
Accrued income		8,046	—	8,046

		2,482,425	(192,490)	2,289,935
Non-current assets:
Long-term loans		54,066	(19,239)	34,827
Guarantee deposits		166,562	—	166,562

		220,628	(19,239)	201,389

	~~W~~	2,703,053	(211,729)	2,491,324

	December 31, 2015
(In millions of won)	Gross amount		Allowances for doubtful accounts	Carrying amount
Current assets:
Accounts receivable - trade	~~W~~	1,654,575	(125,824)	1,528,751
Short-term loans		48,223	(482)	47,741
Accounts receivable - other		323,870	(59,129)	264,741
Accrued income		7,505	—	7,505

		2,034,173	(185,435)	1,848,738
Non-current assets:
Long-term loans		54,322	(19,242)	35,080
Guarantee deposits		166,656	—	166,656

		220,978	(19,242)	201,736

	~~W~~	2,255,151	(204,677)	2,050,474

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SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

5.	Trade and Other Receivables, Continued

(2)	Changes in allowances for doubtful accounts of trade and other receivables during the three-month periods ended March 31, 2016 and 2015 are as follows:

	For the three-month period ended
(In millions of won)	March 31, 2016		March 31, 2015
Balance at January 1	~~W~~	204,677	189,851
Increase of bad debt allowances		2,565	7,265
Reversal of allowances for doubtful accounts		(608)	(2,154)
Write-offs		(253)	(340)
Collection of receivables previously written-off		5,348	5,143

Balance at March 31	~~W~~	211,729	199,765

(3)	Details of overdue but not impaired, and impaired trade and other receivables as of March 31, 2016 and December 31, 2015 are as follows:

	March 31, 2016			December 31, 2015
(In millions of won)	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Neither overdue nor impaired	~~W~~	1,194,469	935,986	1,188,225	488,244
Overdue but not impaired		27,305	—	45,146	—
Impaired		430,452	114,841	421,204	112,332

		1,652,226	1,050,827	1,654,575	600,576
Allowances for doubtful accounts		(132,807)	(78,922)	(125,824)	(78,853)

	~~W~~	1,519,419	971,905	1,528,751	521,723

The Company establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period, past customer default experience, customer credit status, and economic and industrial factors.

(4)	The aging of overdue but not impaired accounts receivable as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won)	March 31, 2016		December 31, 2015
Less than 1 month	~~W~~	3,203	5,550
1 ~ 3 months		2,126	9,507
3 ~ 6 months		5,336	6,583
More than 6 months		16,640	23,506

	~~W~~	27,305	45,146

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SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

6.	Investment Securities

(1)	Details of short-term investment securities as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won)	March 31, 2016		December 31, 2015
Beneficiary certificates(*)	~~W~~	157,341	92,262

(*)	The income distributable in relation to beneficiary certificates as of March 31, 2016, were accounted for as accrued income.

(2)	Details of long-term investment securities as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won)	March 31, 2016		December 31, 2015
Equity securities:
Marketable equity securities	~~W~~	643,997	579,282
Unlisted equity securities		74,243	72,461
Equity investments		62,323	65,659

		780,563	717,402
Debt securities:
Investment bonds(*)		8,577	9,103

	~~W~~	789,140	726,505

(*)	The Company classified the convertible bonds of IRIVER LIMITED, amounting to ~~W~~6,548 million, as financial assets at fair value through profit or loss and the difference between carrying amount and fair value was accounted for as gain or loss relating to financial assets at fair value through profit or loss.

7.	Investments in Subsidiaries and Associates

(1)	Investments in subsidiaries and associates as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won)	March 31, 2016		December 31, 2015
Investments in subsidiaries	~~W~~	4,492,045	4,469,997
Investments in associates		4,342,976	4,340,551

	~~W~~	8,835,021	8,810,548

15

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

7.	Investments in Subsidiaries and Associates, Continued

(2)	Details of investments in subsidiaries as of March 31, 2016 and December 31, 2015 are as follows:

	March 31, 2016				December 31, 2015
(In millions of won, except for share data)	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,082,272	83.5	~~W~~	144,740	144,740
SK Broadband Co., Ltd.(*1)	298,460,212	100.0		1,870,582	1,870,582
SK Communications Co., Ltd.	28,029,945	64.5		151,934	151,934
PS&Marketing Corporation	66,000,000	100.0		313,934	313,934
Service Ace Co., Ltd.	4,385,400	100.0		21,927	21,927
Service Top Co., Ltd.	2,856,200	100.0		14,281	14,281
Network O&S Co., Ltd.	3,000,000	100.0		15,000	15,000
SK Planet Co., Ltd.(*2)	58,885,782	100.0		1,331,697	1,520,206
Neosnetworks Co., Ltd.	408,435	83.9		63,967	63,967
IRIVER LIMITED	15,202,039	49.0		54,503	54,503
SK Telecom China Holdings Co., Ltd.	—	100.0		38,652	38,652
SKT Vietnam PTE. Ltd.	180,476,700	73.3		2,364	2,364
SKT Americas, Inc.	122	100.0		93,319	93,319
YTK Investment Ltd.	—	100.0		18,693	18,693
Atlas Investment	—	100.0		78,618	78,618
SK Global Healthcare Business Group Ltd.	—	100.0		39,649	39,649
Entrix Co., Ltd.	4,157,000	100.0		27,628	27,628
SK techx Co., Ltd.(*2)	6,323,905	100.0		128,371	—
One Store Co., Ltd.(*2)	10,409,600	100.0		82,186	—

			~~W~~	4,492,045	4,469,997

(*1)	On November 2, 2015, the board of directors of the Company entered into a share purchase agreement to acquire 30%(23,234,060 shares) of the issued and outstanding common shares of CJ Hello Vision Co., Ltd. (“CJ Hello Vision”) from CJ O Shopping Co., Ltd. (“CJ O Shopping”) for an aggregate purchase price of ~~W~~500,000 million. According to the share purchase agreement, the Company will grant put option on 18,522,244 shares of CJ Hello Vision (exercisable at a price of ~~W~~26,994 during the two year period following the third anniversary of the transaction closing date) to CJ O Shopping and be granted call option (exercisable at a price of ~~W~~26,994 during the five year period following the closing date) on the same shares. On November 2, 2015, the board of directors of SK Broadband Co., Ltd. (“SK Broadband”), a subsidiary of the Company, held a meeting to resolve the merger of SK Broadband into CJ Hello Vision, and then SK Broadband entered into a merger agreement with CJ Hello Vision with government’s approval as prerequisite. Under the agreement, SK Broadband will be merged into CJ Hello Vision on or after the transaction closing date through an exchange of shares, after which the Company will have a 78.3% equity interest in the merged company. As of March 31, 2016, the approval of relevant government agencies for the share purchase and the merger has not been obtained, and the transaction closing date is subject to be changed depending on various conditions including the approval of government agencies.
(*2)	During the three-month periods ended March 31, 2016, SK techx Co., Ltd. and One Store Co., Ltd. were established by spin-offs of platform service division and T-store service division of SK Planet Co., Ltd. from SK Planet Co., Ltd., respectively. In connection with the spin-offs, the Company exchanged 12,323,905 shares of SK Planet Co., Ltd. for 6,323,905 shares of SK techx Co., Ltd. and 6,000,000 shares of One Store Co., Ltd. The Company additionally acquired 4,409,600 shares of One Store Co., Ltd. for ~~W~~22,048 million by participating in capital increase.

16

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

7.	Investments in Subsidiaries and Associates, Continued

(3)	Details of investments in associates as of March 31, 2016 and December 31, 2015 are as follows:

	March 31, 2016				December 31, 2015
(In millions of won, except for share data)	Number of shares	Ownership percentage (%)	Carrying amount		Carrying amount
SK China Company Ltd.(*1)	720,000	9.6	~~W~~	47,830	47,830
HappyNarae Co., Ltd.	680,000	42.5		12,250	12,250
Korea IT Fund(*2)	190	63.3		220,957	220,957
Wave City Development Co., Ltd.(*1)	393,460	19.1		1,532	1,532
KEB HanaCard Co., Ltd.(*1)	39,902,323	15.0		253,739	253,739
Daehan Kanggun BcN Co., Ltd.	1,675,124	29.0		8,340	8,340
NanoEnTek, Inc.	6,960,445	28.6		47,958	47,958
SK Industrial Development China Co., Ltd.	72,952,360	21.0		83,691	83,691
SK Technology Innovation Company	14,700	49.0		45,864	45,864
SK hynix Inc.	146,100,000	20.1		3,374,725	3,374,725
SK MENA Investment B.V.	9,772,686	32.1		14,485	14,485
SK Latin America Investment S.A.	9,448,937	32.1		14,243	14,243
SKY Property Mgmt. Ltd.	12,639	33.0		145,656	145,656
SK Wyverns Baseball Club Co., Ltd. and others	—	—		71,706	69,281

			~~W~~	4,342,976	4,340,551

(*1)	Classified as investments in associates as the Company can exercise significant influence through its participation on the board of directors even though the Company has less than 20% of equity interests.
(*2)	Investment in Korea IT Fund was classified as investment in associates as the Company does not have control over Korea IT Fund under the agreement.

(4)	The market price of investments in listed subsidiaries as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won, except for share data)	March 31, 2016				December 31, 2015
	Market value per share (In won)		Number of shares	Market price	Market value per share (In won)	Number of shares	Market price
IRIVER LIMITED	~~W~~	4,235	15,202,039	64,381	5,400	15,202,039	82,091
SK Communications Co., Ltd.		3,825	28,029,945	107,215	4,390	28,029,945	123,051

17

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

8.	Property and Equipment

Changes in property and equipment for the three-month periods ended March 31, 2016 and 2015 are as follows:

	For the three-month period ended March 31, 2016
(In millions of won)	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	494,359	38	(2,565)	4,473	—	496,305
Buildings		557,932	162	(8,271)	14,961	(8,868)	555,916
Structures		342,411	—	(15)	3,687	(8,217)	337,866
Machinery		5,222,023	3,679	(126)	90,292	(401,732)	4,914,136
Other		402,252	44,147	(879)	(59,030)	(28,107)	358,383
Construction in progress		423,303	23,952	(7,000)	(64,122)	—	376,133

	~~W~~	7,442,280	71,978	(18,856)	(9,739)	(446,924)	7,038,739

	For the three-month period ended March 31, 2015
(In millions of won)	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	448,255	5	(288)	3,670	—	451,642
Buildings		568,874	45	(193)	4,036	(8,676)	564,086
Structures		350,915	5	(109)	3,906	(8,490)	346,227
Machinery		5,277,929	1,536	(454)	242,596	(393,001)	5,128,606
Other		430,478	240,804	(542)	(148,152)	(26,997)	495,591
Construction in progress		629,455	54,654	—	(115,103)	—	569,006

	~~W~~	7,705,906	297,049	(1,586)	(9,047)	(437,164)	7,555,158

9.	Goodwill

Goodwill as of March 31, 2016 and December 31, 2015 is as follows:

(In millions of won)	March 31, 2016		December 31, 2015
Goodwill related to acquisition of Shinsegi Telecom, Inc.	~~W~~	1,306,236	1,306,236

18

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

10.	Intangible Assets

(1)	Changes in intangible assets for the three-month periods ended March 31, 2016 and 2015 are as follows:

	For the three-month period ended March 31, 2016
(In millions of won)	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency use rights	~~W~~	1,103,517	—	—	—	(70,132)	1,033,385
Land use rights		11,695	—	—	—	(1,164)	10,531
Industrial rights		11,828	608	—	—	(947)	11,489
Facility usage rights		16,486	199	—	27	(636)	16,076
Memberships		61,512	—	(210)	—	—	61,302
Other		561,031	7,143	—	18,361	(50,958)	535,577

	~~W~~	1,766,069	7,950	(210)	18,388	(123,837)	1,668,360

	For the three-month period ended March 31, 2015
(In millions of won)	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency use rights	~~W~~	1,384,044	—	—	—	(70,132)	1,313,912
Land use rights		14,016	581	—	—	(1,207)	13,390
Industrial rights		10,583	1,848	—	—	(1,000)	11,431
Facility usage rights		15,843	226	(12)	17	(632)	15,442
Memberships		63,465	61	—	—	—	63,526
Other		440,218	731	—	27,313	(42,704)	425,558

	~~W~~	1,928,169	3,447	(12)	27,330	(115,675)	1,843,259

19

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

10.	Intangible Assets, Continued

(2)	The carrying amount and residual useful lives of frequency usage rights as of March 31, 2016 are as follows, all of which are depreciated on a straight-line basis:

(In millions of won)	Amount		Description	Commencement of amortization	Completion of amortization
W-CDMA license	~~W~~	78,913	Frequency use rights relating to W-CDMA service	Dec. 2003	Dec. 2016
W-CDMA license		12,233	Frequency use rights relating to W-CDMA service	Oct. 2010	Dec. 2016
800MHz license		212,856	Frequency use rights relating to CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		722,315	Frequency use rights relating to LTE service	Sep. 2013	Dec. 2021
WiBro license		7,068	WiBro service	Mar. 2012	Mar. 2019

	~~W~~	1,033,385

11.	Borrowings and Debentures

(1)	There is no short-term borrowings as of March 31, 2016. Short-term borrowings as of December 31, 2015 are as follows:

Lender	Annual interest rate (%)	Maturity	December 31, 2015
Kookmin Bank	2.47	Jan. 21, 2016	~~W~~	40,000
Commercial Papers	1.84	Jan. 14, 2016		190,000

			~~W~~	230,000

(2)	Long-term borrowings as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	March 31, 2016		December 31, 2015
Export Kreditnamnden(*)	1.70	Apr. 29, 2022	~~W~~	86,301	87,685
				(USD 74,817)	(USD 74,817)

Less present value discount				(1,938)	(2,124)

				84,363	85,561
Less current installments				(12,954)	(13,007)

			~~W~~	71,409	72,554

(*)	In 2014 and 2013, the Company obtained long-term borrowings from Export Kreditnamnden, an export credit agency. The long-term borrowings are redeemed by installments on an annual basis from 2014 to 2022.

20

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

11.	Borrowings and Debentures, Continued

(3)	Debentures as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won, thousands of U.S. dollars, and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	March 31, 2016		December 31, 2015
Unsecured private bonds	Refinancing fund	2016	5.00	~~W~~	200,000	200,000
Unsecured private bonds	Other fund	2018	5.00		200,000	200,000
Unsecured private bonds		2016	5.54		—	40,000
Unsecured private bonds		2016	5.92		—	230,000
Unsecured private bonds	Operating fund	2016	3.95		110,000	110,000
Unsecured private bonds		2021	4.22		190,000	190,000
Unsecured private bonds	Operating and refinancing fund	2019	3.24		170,000	170,000
Unsecured private bonds		2022	3.30		140,000	140,000
Unsecured private bonds		2032	3.45		90,000	90,000
Unsecured private bonds	Operating fund	2023	3.03		230,000	230,000
Unsecured private bonds		2033	3.22		130,000	130,000
Unsecured private bonds		2019	3.30		50,000	50,000
Unsecured private bonds		2024	3.64		150,000	150,000
Unsecured private bonds(*2)		2029	4.72		55,000	54,695
Unsecured private bonds	Refinancing fund	2019	2.53		160,000	160,000
Unsecured private bonds		2021	2.66		150,000	150,000
Unsecured private bonds		2024	2.82		190,000	190,000
Unsecured private bonds	Operating and refinancing fund	2022	2.40		100,000	100,000
Unsecured private bonds		2025	2.49		150,000	150,000
Unsecured private bonds		2030	2.61		50,000	50,000
Unsecured private bonds	Operating fund	2018	1.89		90,000	90,000
Unsecured private bonds		2025	2.66		70,000	70,000
Unsecured private bonds		2030	2.82		90,000	90,000
Unsecured private bonds(*2)		2030	3.40		50,320	50,485
Unsecured private bonds	Operating and refinancing fund	2018	2.07		80,000	80,000
Unsecured private bonds		2025	2.55		100,000	100,000
Unsecured private bonds		2035	2.75		70,000	70,000
Unsecured private bonds(*2)		2030	3.10		50,610	50,524
Unsecured private bonds	Operating fund	2019	1.65		70,000	—
Unsecured private bonds		2021	1.80		100,000	—
Unsecured private bonds		2026	2.08		90,000	—
Unsecured private bonds		2036	2.24		80,000	—
Unsecured global bonds		2027	6.63		461,400	468,800
					(USD 400,000)	(USD 400,000)
Unsecured private Swiss bonds bonds		2017	1.75		358,527	355,617
					(CHF 300,000)	(CHF 300,000)
Unsecured global bonds		2018	2.13		807,450	820,400
					(USD 700,000)	(USD 700,000)
Unsecured private Australian bonds bonds		2017	4.75		265,248	255,930
					(AUD 300,000)	(AUD 300,000)
Floating rate notes (*1)		2020	3M LIBOR + 0.88		346,050	351,600
					(USD 300,000)	(USD 300,000)

Sub-total					5,694,605	5,638,051
Less discounts on bonds					(24,565)	(24,926)

					5,670,040	5,613,125
Less current installments of bonds					(309,778)	(579,630)

				~~W~~	5,360,262	5,033,495

21

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

11.	Borrowings and Debentures, Continued

(3)	Debentures as of March 31, 2016 and December 31, 2015 are as follows, Continued:

(*1)	As of March 31, 2016, 3M LIBOR rate is 0.63%.

(*2)	The Company eliminated a measurement inconsistency of accounting profit or loss between the bonds and related derivatives by designating the structured bonds as financial liabilities at fair value through profit or loss.

(*3)	Convenient translation was provided for the bonds repayable in other currencies.

The carrying amount of financial liabilities designated at fair value through profit or loss exceeds the amount required to repay at maturity by ~~W~~5,930 million, as of March 31, 2016.

12.	Long-term Payables - Other

(1)	As of March 31, 2016 and December 31, 2015, long-term payables – other which consist of payables related to the acquisition of W-CDMA licenses for 2.3GHz and 1.8GHz frequencies are as follows (See Note 10):

(In millions of won)	Period of repayment	Coupon rate	Annual effective interest rate(*)	March 31, 2016		December 31, 2015
2.3GHz	2014~2016	3.00%	5.80%		—	2,882
1.8GHz	2012~2021	2.43~3.00%	4.84~5.25%		589,172	707,006

					589,172	709,888
Present value discount on long-term payables – other					(35,216)	(38,739)

					553,956	671,149
Less current installments of long-term payables – other					(115,486)	(120,185)

Carrying amount at period end				~~W~~	438,470	550,964

(*)	The Company estimated the discount rate based on its credit ratings and corporate bond yield rate as there is no market interest rate available for long-term payables - other.

(2)	The repayment schedule of long-term payables – other as of March 31, 2016 is as follows:

(In millions of won)	Amount
Less than 1 year	~~W~~	117,834
1~3 years		235,669
3~5 years		235,669

	~~W~~	589,172

22

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

13.	Provisions

Changes in provisions for the three-month periods ended March 31, 2016 and 2015 are as follows:

	For the three-month period ended March 31, 2016						As of March 31, 2016
(In millions of won)	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for installment of handset subsidy	~~W~~	5,670	—	(781)	—	4,889	1,451	3,438
Provision for restoration		50,459	900	(170)	(75)	51,114	37,208	13,906
Emission allowance		1,477	—	—	—	1,477	1,477	—

	~~W~~	57,606	900	(951)	(75)	57,480	40,136	17,344

	For the three-month period ended March 31, 2015						As of March 31, 2015
(In millions of won)	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for installment of handset subsidy	~~W~~	26,799	—	(2,333)	(18,172)	6,294	3,519	2,775
Provision for restoration		51,333	950	(223)	(818)	51,242	33,229	18,013

	~~W~~	78,132	950	(2,556)	(18,990)	57,536	36,748	20,788

The Company has provided handset subsidy to subscribers who purchase handsets on an installment basis and recognized a provision for subsidy amounts which the Company is expected to pay in future periods.

14.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won)	March 31, 2016		December 31, 2015
Present value of defined benefit obligations	~~W~~	223,824	212,139
Fair value of plan assets		(201,333)	(208,133)

	~~W~~	22,491	4,006

23

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

14.	Defined Benefit Liabilities, Continued

(2)	Changes in defined benefit obligations for the three-month periods ended March 31, 2016 and 2015 are as follows:

	For the three-month period ended
(In millions of won)	March 31, 2016		March 31, 2015
Beginning balance	~~W~~	212,139	195,130
Current service cost		8,977	8,862
Interest cost		1,324	1,353
Remeasurement:
- Demographic assumption		—	16
- Adjustment based on experience		3,643	380
Benefit paid		(2,666)	(2,960)
Others		407	1,571

Ending balance	~~W~~	223,824	204,352

(3)	Changes in plan assets for the three-month periods ended March 31, 2016 and 2015 are as follows:

	For the three-month period ended
(In millions of won)	March 31, 2016		March 31, 2015
Beginning balance	~~W~~	208,133	179,575
Interest income		1,279	1,229
Remeasurement		(5,457)	(2,301)
Benefit paid		(2,622)	(2,434)

Ending balance	~~W~~	201,333	176,069

(4)	Expenses recognized in profit and loss for the three-month periods ended March 31, 2016 and 2015 are as follows:

	For the three-month period ended
(In millions of won)	March 31, 2016		March 31, 2015
Current service cost	~~W~~	8,977	8,862
Net Interest cost		45	124

	~~W~~	9,022	8,986

The above costs are recognized in labor cost and research and development.

24

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

15.	Derivative Instruments

(1)	Currency swap contracts under cash flow hedge accounting as of March 31, 2016 are as follows:

(In thousands of foreign currencies)
Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds with face value of USD 400,000)	Foreign currency risk	Currency swap	Morgan Stanley and five other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds with face value of CHF 300,000)	Foreign currency risk	Currency swap	Citibank and four other banks	Jun. 12, 2012 ~ Jun.12, 2017
Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds with face value of USD 700,000)	Foreign currency risk	Currency swap	Barclays and eight other banks	Nov. 1, 2012~ May. 1, 2018
Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds with face value of AUD 300,000)	Foreign currency risk	Currency swap	BNP Paribas and three other banks	Jan. 17, 2013 ~ Nov. 17, 2017
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds with face value of USD 300,000)	Foreign currency risk and interest rate risk	Currency and interest rate swap	DBS Bank	Mar. 7, 2013 ~ Mar. 7, 2020
Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds with face value of USD 74,817)	Foreign currency risk	Currency swap	Deutsche bank	Dec.16, 2013 ~ Apr. 29, 2022

25

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

15.	Derivative Instruments, Continued

(2)	As of March 31, 2016, details of fair values of the above derivatives recorded in assets or liabilities are as follows:

	Fair value
	Cash flow hedge					Held for trading
(In millions of won and thousands of foreign currencies) Hedged item	Accumulated gain (loss) on valuation of derivatives		Tax effect	Accumulated foreign currency translations (gain) loss	Others (*)		Total
Non-current assets:
Structured bond (face value of KRW 150,000)	~~W~~	—	—	—	—	9,499		9,499
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds with face value of USD 400,000)		(58,640)	(18,722)	3,879	129,806	—		56,323
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds with face value of USD 700,000)		(15,835)	(5,056)	43,852	—	—		22,961
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds with face value of USD 300,000)		(9,685)	(3,093)	20,906	—	—		8,128
Fixed-to-fixed long-term borrowings (U.S. dollar denominated bonds with face value of USD 74,817)		(3,818)	(1,219)	7,260	—	—		2,223

							~~W~~	99,134

Non-current liabilities:
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds with face value of CHF 300,000)	~~W~~	(4,830)	(1,542)	(4,946)	—	—		(11,318)
Fixed-to-fixed cross currency swap (Australia dollar denominated bonds with face value of AUD 300,000)		2,839	907	(69,957)	—	—		(66,211)

							~~W~~	(77,529)

(*)	Cash flow hedge accounting has been applied to the relevant contracts from May 12, 2010. Others represent gain on valuation of currency swap incurred prior to the application of hedge accounting recognized in profit or loss prior to May 12, 2010.

26

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

16.	Share Capital and Capital Surplus and Other Capital Adjustments

The Company’s outstanding share capital consists entirely of common stocks with a par value of ~~W~~500. The number of authorized, issued and outstanding common shares and capital surplus and other capital adjustments as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won, except for share data)	March 31, 2016		December 31, 2015
Number of authorized shares		220,000,000	220,000,000
Number of issued shares(*)		80,745,711	80,745,711
Share capital:
Common stock	~~W~~	44,639	44,639
Capital surplus and other capital adjustments:
Paid-in surplus		2,915,887	2,915,887
Treasury stock (Note 17)		(2,260,626)	(2,260,626)
Hybrid bond (Note 18)		398,518	398,518
Others		(684,333)	(684,333)

	~~W~~	369,446	369,446

(*)	Prior to the year ended December 2014, the Company retired shares of treasury stock which reduced its retained earnings before appropriation. As a result, the Company’s outstanding shares have decreased without change in the share capital.

There were no changes in share capital for the three-month periods ended March 31, 2016 and the year ended December 31, 2015 and details of shares outstanding as of March 31, 2016 and 2015 are as follows:

	March 31, 2016			March 31, 2015
(In shares)	Issued shares	Treasury stock	Outstanding shares	Issued shares	Treasury stock	Outstanding shares
Issued shares	80,745,711	10,136,551	70,609,160	80,745,711	9,809,375	70,936,336

17.	Treasury Stock

The Company acquired treasury stock to provide stock dividends, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and to stabilize its stock prices when needed.

Treasury stocks as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won, shares)	March 31, 2016		December 31, 2015
Number of shares		10,136,551	10,136,551
Amount	~~W~~	2,260,626	2,260,626

27

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

18.	Hybrid Bonds

Hybrid bonds classified as equity as of March 31, 2016 are as follows:

(In millions of won)	Type	Issuance date	Maturity	Annual interest rate(%)		Amount
Private hybrid bonds	Unsecured subordinated bearer bond	June 7, 2013	June 7, 2073(*1)	4.21	(*2)	~~W~~	400,000
Issuance costs							(1,482)

						~~W~~	398,518

Hybrid bonds issued by the Company are classified as equity as there is no contractual obligation for delivery of financial assets to the bond holders. These are subordinated bonds which rank before common shareholders in the event of a liquidation or reorganization of the Company.

(*1)	The Company has a right to extend the maturity under the same terms at issuance without any notice or announcement. The Company also has the right to defer interest payment at its sole discretion.
(*2)	Annual interest rate is adjusted after five years from the issuance date.

19.	Retained Earnings

(1)	Retained earnings as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won)	March 31, 2016		December 31, 2015
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for research & manpower development		60,001	87,301
Reserve for business expansion		9,871,138	9,671,138
Reserve for technology development		2,826,300	2,616,300

		12,779,759	12,397,059
Unappropriated		378,672	1,021,544

	~~W~~	13,158,431	13,418,603

28

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

20.	Reserves

(1)	Details of reserves, net of taxes, as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won)	March 31, 2016		December 31, 2015
Unrealized fair value of available-for-sale financial assets	~~W~~	72,287	23,578
Unrealized fair value of derivatives		(89,969)	(76,806)

	~~W~~	(17,682)	(53,228)

(2)	Changes in reserves for the three-month periods ended March 31, 2016 and 2015 are as follows:

	For the three-month period ended March 31, 2016
(In millions of won)	Unrealized fair value of available-for-sale financial assets		Unrealized fair value of derivatives	Total
Balance at January 1, 2016	~~W~~	23,578	(76,806)	(53,228)
Changes		64,261	(17,366)	46,895
Tax effect		(15,552)	4,203	(11,349)

Balance at March 31, 2016	~~W~~	72,287	(89,969)	(17,682)

	For the three-month period ended March 31, 2015
(In millions of won)	Unrealized fair value of available-for-sale financial assets		Unrealized fair value of derivatives	Total
Balance at January 1, 2015	~~W~~	145,106	(78,208)	66,898
Changes		(33,046)	12,401	(20,645)
Tax effect		7,997	(3,001)	4,996

Balance at March 31, 2015	~~W~~	120,057	(68,808)	51,249

29

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

21.	Other Operating Expenses

Details of other operating expenses for the three-month periods ended March 31, 2016 and 2015 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2016		March 31, 2015
Other Operating Expenses:
Communication	~~W~~	8,000	9,583
Utilities		53,618	49,281
Taxes and dues		4,979	4,393
Repair		46,624	38,474
Research and development		67,169	48,883
Training		5,060	5,740
Bad debt for accounts receivable - trade		2,565	7,265
Other		13,269	10,484

	~~W~~	201,284	174,103

22.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2016 and 2015 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2016		March 31, 2015
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	435	71
Reversal of allowance for doubtful accounts		608	2,154
Others		27,856	3,161

	~~W~~	28,899	5,386

Other Non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	7,342	1,172
Donations		29,200	5,446
Others		511	24,909

	~~W~~	37,053	31,527

30

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

23.	Finance Income and Costs

(1)	Details of finance income and costs for the three-month periods ended March 31, 2016 and 2015 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2016		March 31, 2015
Finance Income:
Interest income	~~W~~	6,379	5,695
Gain on disposal of accounts receivable - trade		2,663	—
Dividends		90,351	54,423
Gain on foreign currency transactions		4,786	2,176
Gain on foreign currency translations		38	145
Gain on disposal of long-term investment securities		610	1,336
Gain on valuation of derivatives		3,221	1,729

	~~W~~	108,048	65,504

(In millions of won)	For the three-month period ended
	March 31, 2016		March 31, 2015
Finance Costs:
Interest expense	~~W~~	59,472	61,226
Loss on foreign currency transactions		2,190	4,649
Loss on foreign currency translations		798	269
Loss on disposal of long-term investment securities		44	2
Loss relating to financial assets at fair value through profit or loss		525	331
Loss relating to financial liabilities at fair value through profit or loss		226	1,951
Others		816	—

	~~W~~	64,071	68,428

(2)	Details of interest income included in finance income for the three-month periods ended March 31, 2016 and 2015 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2016		March 31, 2015
Interest income on cash equivalents and deposits	~~W~~	2,197	1,815
Interest income on installment receivables and others		4,182	3,880

	~~W~~	6,379	5,695

31

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

23.	Finance Income and Costs, Continued

(3)	Details of interest expense included in finance costs for the three-month periods ended March 31, 2016 and 2015 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2016		March 31, 2015
Interest expense on borrowings	~~W~~	1,505	3,029
Interest expense on debentures		49,202	47,303
Others		8,765	10,894

	~~W~~	59,472	61,226

(4)	Details of impairment losses for financial assets for the three-month periods ended March 31, 2016 and 2015 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2016		March 31, 2015
Accounts receivable - trade	~~W~~	2,565	7,265
Available-for-sale financial assets		816	—

	~~W~~	3,381	7,265

24.	Income Tax Expense

Income tax expense was calculated by considering current tax expense adjusted to changes in estimates related to prior periods, deferred tax expenses by origination and reversal of temporary differences.

32

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

25.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the three-month periods ended March 31, 2016 and 2015 are calculated as follows:

	For the three-month period ended
(In millions of won, shares)	March 31, 2016		March 31, 2015
Profit for the period	~~W~~	382,207	295,786
Weighted average number of common shares outstanding		70,609,160	70,936,336

Basic earnings per share (In won)	~~W~~	5,413	4,170

2) The weighted average number of common shares outstanding for the three-month periods ended March 31, 2016 and 2015 are calculated as follows:

	For the three-month period ended
(In shares)	March 31, 2016	March 31, 2015
Issued common shares	80,745,711	80,745,711
Weighted average number of treasury stocks	(10,136,551)	(9,809,375)

Weighted average number of common shares outstanding	70,609,160	70,936,336

(2)	Diluted earnings per share

For the three-month periods ended March 31, 2016 and 2015, there were no potentially dilutive shares. Therefore, diluted earnings per share for the three-month periods ended March 31, 2016 and 2015 are the same as basic earnings per share.

33

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

26.	Categories of Financial Instruments

(1)	Financial assets by categories as of March 31, 2016 and December 31, 2015 are as follows:

	March 31, 2016
(In millions of won)	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	~~W~~	—	—	376,632	—	376,632
Financial instruments		—	—	116,562	—	116,562
Short-term investment securities		—	157,341	—	—	157,341
Long-term investment securities(*1)		6,548	782,592	—	—	789,140
Accounts receivable - trade		—	—	1,519,419	—	1,519,419
Loans and other receivables(*2)		—	—	971,905	—	971,905
Derivative financial assets		9,499	—	—	89,635	99,134

	~~W~~	16,047	939,933	2,984,518	89,635	4,030,133

	December 31, 2015
(In millions of won)	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	~~W~~	—	—	431,666	—	431,666
Financial instruments		—	—	131,562	—	131,562
Short-term investment securities		—	92,262	—	—	92,262
Long-term investment securities(*1)		7,073	719,432	—	—	726,505
Accounts receivable - trade		—	—	1,528,751	—	1,528,751
Loans and other receivables(*2)		—	—	521,723	—	521,723
Derivative financial assets		6,277	—	—	133,646	139,923

	~~W~~	13,350	811,694	2,613,702	133,646	3,572,392

(*1)	Long-term investment securities were designated as financial assets at fair value through profit of loss since the embedded derivative (conversion right option), could not be separately measured.

34

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

26.	Categories of Financial Instruments, Continued

(1)	Financial assets by categories as of March 31, 2016 and December 31, 2015 are as follows, Continued:

(*2)	Details of loans and other receivables as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won)	March 31, 2016		December 31, 2015
Short-term loans	~~W~~	59,052	47,741
Accounts receivable – other		703,418	264,741
Accrued income		8,046	7,505
Long-term loans		34,827	35,080
Guarantee deposits		166,562	166,656

	~~W~~	971,905	521,723

(2)	Financial liabilities by categories as of March 31, 2016 and December 31, 2015 are as follows:

	March 31, 2016
(In millions of won)	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Derivative financial liabilities	~~W~~	—	—	77,529	77,529
Borrowings		—	84,363	—	84,363
Debentures (*1)		155,930	5,514,110	—	5,670,040
Accounts payable - other and others (*2)		—	2,412,565	—	2,412,565

	~~W~~	155,930	8,011,038	77,529	8,244,497

	December 31, 2015
(In millions of won)	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Derivative financial liabilities	~~W~~	—	—	89,296	89,296
Borrowings		—	315,561	—	315,561
Debentures (*1)		155,704	5,457,421	—	5,613,125
Accounts payable – other and others (*2)		—	2,171,141	—	2,171,141

	~~W~~	155,704	7,944,123	89,296	8,189,123

35

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

26.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by categories as of March 31, 2016 and December 31, 2015 are as follows, Continued:

(*1)	Bonds classified as financial liabilities at fair value through profit or loss as of March 31, 2016 and December 31, 2015 are structured bonds and they were designated as financial liabilities at fair value through profit or loss in order to eliminate the difference in measurement bases with the related derivatives and bonds.

(*2)	Details of accounts payable and other payables as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won)	March 31, 2016		December 31, 2015
Accounts payable - other	~~W~~	1,362,373	927,170
Withholdings		50	—
Accrued expenses		462,807	540,770
Current installments of long-term payables - other		115,486	120,185
Long-term payables - other		438,470	550,964
Other non-current liabilities		33,379	32,052

	~~W~~	2,412,565	2,171,141

27.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets consist of cash and cash equivalents, financial instruments, available-for-sale financial assets, trade and other receivables. Financial liabilities consist of trade and other payables, borrowings, and debentures.

1) Market risk

(i) Currency risk

Currency risk occurs on forecasted transaction and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company. The Company manages currency risk by currency forward, etc. if needed to hedge currency risk on business transactions.

36

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

27.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1) Market risk, Continued

(i) Currency risk, Continued

Monetary foreign currency assets and liabilities as of March 31, 2016 are as follows:

	Assets			Liabilities
(In millions of won, thousands of foreign currencies)	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	46,147	~~W~~	53,347	1,464,293	~~W~~	1,689,064
EUR	11,576		15,128	—		—
JPY	68,890		707	—		—
AUD	—		—	299,148		264,495
CHF	—		—	299,481		357,907
Others	5,962		1,171	—		—

		~~W~~	70,353		~~W~~	2,311,466

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (See Note 15)

As of March 31, 2016, effects on income (loss) before income tax as a result of change in exchange rate by 10% are as follows:

(In millions of won)	If increased by 10%		If decreased by 10%
USD	~~W~~	4,501	(4,501)
EUR		1,481	(1,481)
JPY		71	(71)
Others		117	(117)

	~~W~~	6,170	(6,170)

(ii) Equity price risk

The Company has equity securities which include listed and non-listed securities for its liquidity management and operating purpose. As of March 31, 2016, available-for-sale equity instruments measured at fair value amounts to ~~W~~715,293 million.

(iii) Interest rate risk

Since the Company’s interest bearing assets are mostly fixed-interest bearing assets, the Company’s revenue and operating cash flows are not influenced by the changes in market interest rates. However, the Company still has interest rate risk arising from borrowings and debentures.

Accordingly, the Company performs various analysis of interest rate risk to reduce interest rate risk and to optimize its financing. This includes refinancing, renewal, alternative financing and hedging instrument option.

37

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

27.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1) Market risk, Continued

(iii) Interest rate risk, Continued

The Company’s interest rate risk arises from floating-rate borrowings and payables. As of March 31, 2016, floating-rate debentures amount to ~~W~~331,500 million and the Company has entered into interest rate swaps to hedge interest rate risk related to floating-rate borrowings and debentures (See Note 15). Therefore, income before income taxes for the three-month period ended March 31, 2016 would not have been changed by the interest expense from floating-rate borrowings and debentures.

2) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. The maximum credit exposure as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won)	March 31, 2016		December 31, 2015
Cash and cash equivalents	~~W~~	376,602	431,636
Financial instruments		116,562	131,562
Available-for-sale financial assets		2,030	2,030
Accounts receivable – trade		1,519,419	1,528,751
Loans and receivables		971,905	521,723
Derivative financial assets		99,134	139,923
Financial assets at fair value through profit or loss		6,548	7,073

	~~W~~	3,092,200	2,762,698

To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information, the Company establishes credit limits for each customer or counterparty.

For the three-month period ended March 31, 2016, the Company has no trade and other receivables or loans which have indications of significant impairment loss or are overdue for a prolonged period. As a result, the Company believes that the possibility of default is remote. Also, the Company’s credit risk can arise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Company has a policy to deal only with financial institutions with high credit ratings. The amount of maximum exposure to credit risk of the Company is the carrying amount of financial assets as of March 31, 2016.

38

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

27.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3) Liquidity risk

Contractual maturities of financial liabilities as of March 31, 2016 are as follows:

(In millions of won)	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Borrowings(*)	~~W~~	84,363	92,261	14,844	57,050	20,367
Debentures(*)		5,670,040	6,934,617	488,951	3,180,574	3,265,092
Accounts payable - other and others		2,412,565	2,438,958	1,901,394	537,564	—

	~~W~~	8,166,968	9,465,836	2,405,189	3,775,188	3,285,459

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*) Includes estimated interest to be paid.

As of March 31, 2016, periods which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)	Carrying amount		Contractual cash flows	Less than 1 year	1 -5 years	More than 5 years
Assets	~~W~~	89,635	95,800	1,473	82,767	11,560
Liabilities		(77,529)	(80,014)	(4,389)	(75,625)	—

	~~W~~	12,106	15,786	(2,916)	7,142	11,560

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Company is the same as that of the Company as of and for the year ended December 31, 2015.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; the total liabilities and equity is derived from the financial statements.

39

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

27.	Financial Risk Management, Continued

(2)	Capital management, Continued

Debt-equity ratio as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won)	March 31, 2016		December 31, 2015
Liability	~~W~~	9,565,120	9,367,480
Equity		13,554,834	13,779,460

Debt-equity ratio		70.57%	67.98%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of March 31, 2016 are as follows:

(In millions of won)	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
Financial assets at fair value through profit or loss	~~W~~	16,047	—	9,499	6,548	16,047
Derivative financial assets		89,635	—	89,635	—	89,635
Available-for-sale financial assets		715,293	643,997	47,341	23,955	715,293

	~~W~~	820,975	643,997	146,475	30,503	820,975

Financial liabilities that are measured at fair value:
Financial liabilities at fair value through profit or loss	~~W~~	155,930	—	155,930	—	155,930
Derivative financial liabilities		77,529	—	77,529	—	77,529

	~~W~~	233,459	—	233,459	—	233,459

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	84,363	—	87,371	—	87,371
Debentures		5,514,110	—	6,021,887	—	6,021,887

	~~W~~	5,598,473	—	6,109,258	—	6,109,258

40

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

27.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2015 are as follows:

(In millions of won)	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
Financial assets at fair value through profit or loss	~~W~~	13,350	—	6,277	7,073	13,350
Derivative financial assets		133,646	—	133,646	—	133,646
Available-for-sale financial assets		655,845	579,282	47,262	29,301	655,845

	~~W~~	802,841	579,282	187,185	36,374	802,841

Financial liabilities that are measured at fair value:
Financial liabilities at fair value through profit or loss	~~W~~	155,704	—	155,704	—	155,704
Derivative financial liabilities		89,296	—	89,296	—	89,296

	~~W~~	245,000	—	245,000	—	245,000

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	315,561	—	316,726	—	316,726
Debentures		5,457,421	—	5,887,378	—	5,887,378

	~~W~~	5,772,982	—	6,204,104	—	6,204,104

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are a reasonable approximation of fair values.

Available-for-sale financial assets amounting to ~~W~~224,640 million and ~~W~~155,849 million as of March 31, 2016 and December 31, 2015, respectively, are measured at cost in accordance with K-IFRS 1039 since they are considered as equity instruments which do not have quoted price in an active market for the identical instruments (inputs for level 1) and cannot be reliably measured using other valuation methods.

41

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

27.	Financial Risk Management, Continued

(3)	Fair value, Continued

Fair value of the financial instruments that are traded in an active market (available-for-sale financial assets, financial liabilities at fair value through profit or loss, etc.) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for valuation of fair value of financial instruments that are not traded in an active market. Fair value of available-for-sale securities is determined using the market approach methods and financial assets through profit or loss are measured using the option pricing model. In addition, derivative financial contracts and long-term liabilities are measured using the present value methods. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Company performs valuation using the inputs which are consistent with natures of assets, liabilities being evaluated.

Interest rates used by the Company for the fair value measurement as of March 31, 2016 are as follows:

Interest rate
Derivative instruments	2.15 ~ 3.12%
Borrowings and Debentures	1.81 ~ 1.86%

3)	There have been no transfers from Level 2 to Level 1 for the three-month period ended March 31, 2016 and changes of financial assets classified as Level 3 for the three-month period ended March 31, 2016 are as follows:

(In millions of won)	Balance at January 1, 2016		Loss for the period	Other comprehensive loss	Disposal	Balance at March 31, 2016
Financial assets at fair value through profit or loss	~~W~~	7,073	(525)	—	—	6,548
Available-for-sale financial assets		29,301	—	(239)	(5,107)	23,955

42

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

27.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of March 31, 2016 are as follows:

(In millions of won)	Gross financial instruments recognized		Amount offset financial instruments recognized	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivatives(*)	~~W~~	44,368	—	44,368	(44,368)	—
Accounts receivable – trade and others		132,763	(112,967)	19,796	—	19,796

	~~W~~	177,131	(112,967)	64,164	(44,368)	19,796

Financial liabilities:
Derivatives(*)	~~W~~	77,529	—	77,529	(44,368)	33,161
Accounts payable – other and others		112,967	(112,967)	—	—	—

	~~W~~	190,496	(112,967)	77,529	(44,368)	33,161

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2015 are as follows:

(In millions of won)	Gross financial instruments recognized		Amount offset financial instruments recognized	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivatives(*)	~~W~~	55,673	—	55,673	(55,673)	—
Accounts receivable – trade and others		129,527	(113,003)	16,524	—	16,524

	~~W~~	185,200	(113,003)	72,197	(55,673)	16,524

Financial liabilities:
Derivatives(*)	~~W~~	89,734	—	89,734	(55,673)	34,061
Accounts payable – other and others		113,003	(113,003)	—	—	—

	~~W~~	202,737	(113,003)	89,734	(55,673)	34,061

(*)	The balance represents the net amount under the standard terms and conditions of International Swap and Derivatives Association.

43

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

28.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holding Co., Ltd.
Subsidiaries	SK Planet Co., Ltd. and 37 other companies(*)
Joint ventures	Dogus Planet, Inc. and 3 other companies
Associates	SK hynix Inc. and 49 other companies
Affiliates	The Ultimate Controlling Entity’s other subsidiaries and associates, etc.

(*)	As of March 31, 2016, subsidiaries of the Company are as follows:

Company	Ownership percentage (%)	Types of business
SK Telink Co., Ltd.	83.5	Telecommunication and MVNO(Mobile Virtual Network Operator) service
M&Service Co., Ltd.	100.0	Database and internet website service
SK Communications Co., Ltd.	64.6	Internet website services
Stonebridge Cinema Fund	55.2	Investment
SK Broadband Co., Ltd.	100.0	Telecommunication services
K-net Culture and Contents Venture Fund	59.0	Investment
Fitech Focus Limited Partnership II	66.7	Investment
Open Innovation Fund	98.9	Investment
PS&Marketing Corporation	100.0	Communications device retail business
Service Ace Co., Ltd.	100.0	Customer center management service
Service Top Co., Ltd.	100.0	Customer center management service
Network O&S Co., Ltd.	100.0	Base station maintenance service
SK Planet Co., Ltd.	100.0	Telecommunication service
Neosnetworks Co., Ltd.	83.9	Security systems service
IRIVER LIMITED	49.0	Manufacturing of media and audio equipment
iriver Enterprise Ltd.	100.0	Management of Chinese subsidiaries
iriver America Inc.	100.0	Sales and marketing in North America
iriver Inc.	100.0	Sales and marketing in North America
iriver China Co., Ltd.	100.0	Sales and manufacturing of MP3 and 4 in China
Dongguan iriver Electronics Co., Ltd.	100.0	Sales and Manufacturing of e-book in China
Groovers JP Ltd.	100.0	Digital music contents sourcing and distribution service
Entrix Co., Ltd.	100.0	Cloud streaming service
SK Telecom China Holdings Co., Ltd.	100.0	Investment
SK Global Healthcare Business Group., Ltd.	100.0	Investment
SK Planet Japan, K. K.	100.0	Digital contents sourcing service
SKT Vietnam PTE. Ltd.	73.3	Telecommunication service
SK Planet Global PTE. Ltd.	100.0	Digital contents sourcing service
SKP GLOBAL HOLDINGS PTE. LTD.	100.0	Investment
SKT Americas, Inc.	100.0	Information gathering and consulting
SKP America LLC.	100.0	Digital contents sourcing service
YTK Investment Ltd.	100.0	Investment
Atlas Investment	100.0	Investment
Technology Innovation Partners, L.P.	100.0	Investment
SK Telecom China Fund I L.P.	100.0	Investment
shopkick Management Company, Inc.	100.0	Investment
shopkick, Inc.	100.0	Mileage-based online transaction application development
SK techx Co., Ltd.	100.0	System software development and supply
One Store Co., Ltd.	100.0	Telecommunication service

44

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

28.	Transactions with Related Parties, Continued

(2)	Compensation for the key management

The Company considers registered directors who have substantial role and responsibility in planning, operating, and controlling of the business as key management. The compensation given to such key management for the three-month periods ended March 31, 2016 and 2015 are as follows:

	For the three-month period ended
(In millions of won)	March 31, 2016		March 31, 2015
Salaries	~~W~~	980	1,357
Defined benefits plan expenses		281	121

	~~W~~	1,261	1,478

Compensation for the key management includes salaries, non-monetary salaries and contributions made in relation to pension plans.

45

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

28.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three-month periods ended March 31, 2016 and 2015 are as follows:

		For the three-month period ended March 31, 2016
(In millions of won) Scope	Company	Operating revenue and others		Operating expenses and others	Acquisition of property and equipment
Ultimate Controlling Entity	SK Holding Co.,Ltd.(*1)	~~W~~	2,693	268,772	5,988
Subsidiaries	SK Broadband Co., Ltd.		31,084	121,045	—
	PS&Marketing Corporation(*4)		3,236	378,233	6
	Network O&S Co., Ltd.		1,354	55,423	944
	SK Planet Co., Ltd.		10,225	103,987	331
	SK Telink Co., Ltd.(*2)		17,828	5,207	—
	Service Ace Co., Ltd.		1,937	34,615	—
	Service Top Co., Ltd.		2,216	37,119	—
	Others		2,887	29,231	1,002

			70,767	764,860	2,283

Associates	F&U Credit information Co., Ltd.		398	12,059	—
	HappyNarae Co., Ltd.		18	1,043	399
	SK hynix Inc.(*3)		74,620	9	—
	SK Wyverns Baseball Club Co., Ltd.		283	14,300	—
	KEB HanaCard Co., Ltd.		5,005	2,811	—
	Others		—	1,365	—

			80,324	31,587	399

Other	SK Engineering & Construction Co., Ltd.		781	435	—
	SK Networks Co., Ltd.		1,249	3,896	—
	SK Networks service Co., Ltd.		224	11,841	39
	SK Telesys Co., Ltd.		15	1,987	17,809
	Others		4,201	9,480	698

			6,470	27,639	18,546

		~~W~~	160,254	1,092,858	27,216

(*1)	Operating expenses and others include ~~W~~183,271 million of dividends declared by the Company.
(*2)	Operating revenue and others include ~~W~~2,489 million of dividend income accrued.
(*3)	Operating revenue and others include ~~W~~73,050 million of dividend income accrued.
(*4)	Operating expenses and others include ~~W~~198,364 million paid for acquisition of installment receivables of handset from PS&Marketing Corporation.

46

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

28.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three-month periods ended March 31, 2016 and 2015 are as follows, Continued:

		For the three-month period ended March 31, 2015
(In millions of won) Scope	Company	Operating revenue and others		Operating expenses and others	Acquisition of property and equipment	Loans
Ultimate Controlling Entity	SK Holding Co.,Ltd.(*1)	~~W~~	141	177,730	—	—
Subsidiaries	SK Broadband Co., Ltd.		25,694	127,393	23	—
	PS&Marketing Corporation		2,627	245,663	67	—
	Network O&S Co., Ltd.		903	31,999	—	—
	SK Planet Co., Ltd.		11,170	131,948	80	—
	SK Telink Co., Ltd.		14,054	7,932	—	—
	Service Ace Co., Ltd.		1,898	39,934	—	—
	Service Top Co., Ltd.		1,983	38,884	—	—
	Others		3,029	7,891	78	—

			61,358	631,644	248	—

Associates	F&U Credit information Co., Ltd.		449	11,513	—	—
	HappyNarae Co., Ltd.		18	415	320	—
	SK hynix Inc.(*2)		46,589	5	—	—
	SK Wyverns Baseball Club Co., Ltd.		281	9,606	—	—
	KEB HanaCard Co., Ltd.		5,432	5,386	—	—
	Others		115	1,723	—	500

			52,884	28,648	320	500

Other	SK Engineering & Construction Co., Ltd.		3,374	996	27,544	—
	SK C&C Co., Ltd.		1,221	58,126	28,722	—
	SK Networks Co., Ltd.		940	3,908	—	—
	SK Networks service Co., Ltd.		2,298	2,878	4	—
	SK Telesys Co., Ltd.		49	2,214	39,117	—
	Others		2,547	5,836	306	—

			10,429	73,958	95,693	—

		~~W~~	124,812	911,980	96,261	500

(*1)	Operating expenses and others include ~~W~~171,053 million of dividends declared by the Company.
(*2)	Operating revenue and others include ~~W~~43,830 million of dividend income accrued.

47

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

28.	Transactions with Related Parties, Continued

(4)	Account balances as of March 31, 2016 and December 31, 2015 are as follows:

		March 31, 2016
		Accounts receivable			Accounts payable
(In millions of won) Scope	Company	Loans		Accounts receivable - trade and others	Accounts payable –trade and others
Ultimate Controlling Entity	SK Holding Co., Ltd.	~~W~~	—	827	252,001
Subsidiaries	SK Broadband Co., Ltd.		—	2,201	10,929
	PS&Marketing Corporation		—	717	72,419
	Network O&S Co., Ltd.		—	29	23,866
	SK Planet Co., Ltd.		—	4,625	16,630
	SK Telink Co., Ltd.		—	10,605	3,893
	Service Ace Co., Ltd.		—	—	17,494
	Service Top Co., Ltd.		—	30	17,936
	Others		—	6,607	43,284

			—	24,814	206,451

Associates	HappyNarae Co., Ltd.		—	—	753
	SK hynix Inc.		—	74,774	—
	SK Wyverns Baseball Club., Ltd.		1,017	—	—
	Wave City Development Co., Ltd.		1,890	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,678	2,486
	Others		—	242	1,471

			25,054	115,106	4,710

Other	SK Engineering and Construction Co., Ltd.		—	483	479
	SK Networks Co., Ltd.		—	679	1,564
	SK Networks Services Co., Ltd.		—	—	5,985
	SK Telesys Co., Ltd.		—	49	1,401
	SK Innovation Co., Ltd.		—	1,673	267
	Others		—	1,734	5,241

			—	4,618	14,937

		~~W~~	25,054	145,365	478,099

48

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

28.	Transactions with Related Parties, Continued

(4)	Account balances as of March 31, 2016 and December 31, 2015 are as follows, Continued:

		December 31, 2015
		Accounts receivable			Accounts payable
(In millions of won) Scope	Company	Loans		Accounts receivable - trade and others	Accounts payable –trade and others
Ultimate Controlling Entity	SK Holdings Co., Ltd. (formerly, SK C&C Co., Ltd.)(*)	~~W~~	—	1,100	107,995
Subsidiaries	SK Broadband Co., Ltd.		—	2,160	24,847
	PS&Marketing Corporation		—	614	62,592
	Network O&S Co., Ltd.		—	665	33,658
	SK Planet Co., Ltd.		—	6,722	36,874
	SK Telink Co., Ltd.		—	10,026	3,068
	Service Ace Co., Ltd.		—	—	20,684
	Service Top Co., Ltd.		—	63	21,772
	Others		—	4,722	17,116

			—	24,972	220,611

Associates	HappyNarae Co., Ltd.		—	—	4,987
	SK hynix Inc.		—	4,360	155
	SK Wyverns Baseball Club., Ltd.		1,017	4,502	—
	Wave City Development Co., Ltd.		1,890	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,771	7,262
	Others		—	74	1,838

			25,054	49,119	14,242

Other	SK Engineering and Construction Co., Ltd.		—	648	14,877
	SK Networks Co., Ltd.		—	656	924
	SK Networks Services Co., Ltd.		—	—	8,963
	SK Telesys Co., Ltd.		—	117	3,585
	SK Innovation Co., Ltd.		—	2,133	292
	Others		—	2,581	39,193

			—	6,135	67,834

		~~W~~	25,054	81,326	410,682

(*)	On August 1, 2015, SK C&C Co., Ltd., the Ultimate Controlling Entity’s investor, merged SK Holdings Co., Ltd., the ultimate controlling entity of the Company, and changed its name to SK Holdings Co., Ltd.

(5)	The Company made an additional investment in associates and joint ventures during the three-month period ended March 31, 2016 as presented in Note 7

49

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

29.	Sale and Leaseback

For the year ended December 31, 2012, the Company disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. This sale and leaseback transaction was accounted for as an operating lease.

The Company recognized lease payment of ~~W~~3,744 million and ~~W~~3,635 million, respectively, in relation to the above operating lease agreement and lease revenue of ~~W~~2,385 million and ~~W~~2,385 million, respectively, in relation to the sublease agreement for the three-month periods ended March 31, 2016 and 2015. Future lease payments and revenue from the above operating lease agreement and sublease agreement are as follows:

(In millions of won)	Lease payments		Revenue
Less than 1 year	~~W~~	15,088	9,540
1~5 years		53,356	29,784
More than 5 years		24,161	11,809

	~~W~~	92,605	51,133

50

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

30.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the three-month periods ended March 31, 2016 and 2015 are as follows:

	For the three-month period ended
(In millions of won)	March 31, 2016		March 31, 2015
Gain on foreign currency translations	~~W~~	(38)	(145)
Interest income		(6,379)	(5,695)
Dividends		(90,351)	(54,423)
Gain on disposal of accounts receivable - trade		(2,663)	—
Reversal of allowance for doubtful accounts		(608)	(2,154)
Gain on disposal of long-term investment securities		(610)	(1,336)
Gain on disposal of property and equipment and intangible assets		(435)	(71)
Gain on valuation of derivatives		(3,221)	(1,729)
Loss on foreign currency translations		798	269
Bad debt for accounts receivable – trade		2,565	7,265
Loss on disposal of long-term investments securities		44	2
Other finance costs		816	—
Loss relating to financial assets at fair value through profit or loss		525	331
Depreciation and amortization		570,761	552,839
Loss on disposal of property and equipment and intangible assets		7,342	1,172
Interest expense		59,472	61,226
Loss relating to financial liabilities at fair value through profit or loss		226	1,951
Provision for retirement benefits		9,022	8,986
Income tax expense		83,467	82,975
Other expenses		12,865	5,769

	~~W~~	643,598	657,232

51

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

30.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the three-month periods ended March 31, 2016 and 2015 are as follows:

	For the three-month period ended
(In millions of won)	March 31, 2016		March 31, 2015
Accounts receivable – trade	~~W~~	6,684	1,115
Accounts receivable – other		(345,367)	60,816
Advance payments		249	(49,261)
Prepaid expenses		1,611	3,411
Inventories		(172)	(2,348)
Long-term prepaid expenses		2,609	66
Guarantee deposits		905	(2,593)
Accounts payable – other		71,020	(142,517)
Advanced receipts		10,965	8,132
Withholdings		47,000	(194,850)
Deposits received		(1,363)	(4,351)
Accrued expenses		(81,638)	(141,100)
Unearned revenue		(6,805)	(32,891)
Provisions		(782)	(11,325)
Long-term provisions		—	(9,181)
Plan assets		2,622	2,434
Retirement benefit payment		(2,666)	(2,960)
Others		121	1,257

	~~W~~	(295,007)	(516,146)

(3)	Significant non-cash transactions for the three-month periods ended March 31, 2016 and 2015 are as follows:

	For the three-month period ended
(In millions of won)	March 31, 2016	March 31, 2015
Decrease of accounts payable - other related to acquisition of property and equipment and intangible assets	(274,110)	(80,922)

52

Exhibit 99.2

SK TELECOM CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2016 and 2015

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”), which comprise the condensed consolidated statement of financial position as of March 31, 2016, the condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2016 and 2015 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared fairly, in all material respects, in accordance with K-IFRS No.1034, Interim Financial Reporting.

Other matters

The consolidated statement of financial position of the Group as of December 31, 2015, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated February 23, 2016, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2015, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

May 4, 2016

This report is effective as of May 4, 2016, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Financial Position

As of March 31, 2016 and December 31, 2015

(In millions of won)	Note	March 31, 2016		December 31, 2015
Assets:
Current Assets:
Cash and cash equivalents	31,32	~~W~~	759,927	768,922
Short-term financial instruments	5,31,32,33,34		751,642	691,090
Short-term investment securities	8,31,32		157,341	92,262
Accounts receivable – trade, net	6,31,32,33		2,328,795	2,344,867
Short-term loans, net	6,31,32,33		66,195	53,895
Accounts receivable – other, net	6,31,32,33		1,193,932	673,739
Prepaid expenses			153,090	151,978
Inventories, net	7		278,352	273,556
Advanced payments and other	6,8,31,32,33		116,528	109,933

Total Current Assets			5,805,802	5,160,242

Non-Current Assets:
Long-term financial instruments	5,31,32,34		10,596	10,623
Long-term investment securities	8,31,32		1,085,419	1,207,226
Investments in associates and joint ventures	10		6,911,339	6,896,293
Property and equipment, net	11,33,34		9,922,014	10,371,256
Investment property, net	12		9,563	15,071
Goodwill	13		1,905,997	1,908,590
Intangible assets, net	14		2,188,772	2,304,784
Long-term loans, net	6,31,32,33		59,791	62,454
Long-term accounts receivable - other	7,31,32		2,452	2,420
Long-term prepaid expenses			76,609	76,034
Guarantee deposits	6,31,32,33		301,769	297,281
Long-term derivative financial assets	20,31,32		121,874	166,399
Deferred tax assets	29		15,819	17,257
Other non-current assets	6,31,32		72,559	85,457

Total Non-Current Assets			22,684,573	23,421,145

Total Assets		~~W~~	28,490,375	28,581,387

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Financial Position, Continued

As of March 31, 2016 and December 31, 2015

(In millions of won)	Note	March 31, 2016		December 31, 2015
Liabilities and Shareholders’ Equity:
Current Liabilities:
Short-term borrowings	15,31,32	~~W~~	84,900	260,000
Current installments of long-term debt, net	15,31,32		536,424	703,087
Current installments of finance lease liabilities	31,32		—	26
Current installments of long-term payables – other	16,31,32		115,486	120,185
Accounts payable - trade	31,32,33		300,872	279,782
Accounts payable - other	31,32,33		1,603,528	1,323,434
Withholdings	31,32,33		962,113	865,327
Accrued expenses	31,32,33		850,621	920,739
Income tax payable	29		506,734	381,794
Unearned revenue			208,723	224,233
Provisions	17		44,296	40,988
Advanced receipts			141,379	136,844
Other current liabilities			53	54

Total Current Liabilities			5,355,129	5,256,493

Non-Current Liabilities:
Debentures, excluding current installments, net	15,31,32		6,660,950	6,439,147
Long-term borrowings, excluding current installments, net	15,31,32		115,109	121,553
Long-term payables – other	16,31,32		469,961	581,697
Long-term unearned revenue			2,842	2,842
Defined benefit liabilities	19		134,729	98,856
Long-term derivative financial liabilities	20,31,32		77,529	89,296
Long-term provisions	17		26,532	29,217
Deferred tax liabilities	29		486,232	538,114
Other non-current liabilities	31,32		46,176	50,076

Total Non-Current Liabilities			8,020,060	7,950,798

Total Liabilities			13,375,189	13,207,291

Shareholders’ Equity
Share capital	1,21		44,639	44,639
Capital surplus and other capital adjustments	21,22,23		195,278	189,510
Retained earnings	24		14,941,403	15,007,627
Reserves	25		(180,470)	9,303

Equity attributable to owners of the Parent Company			15,000,850	15,251,079
Non-controlling interests			114,336	123,017

Total Shareholders’ Equity			15,115,186	15,374,096

Total Liabilities and Shareholders’ Equity		~~W~~	28,490,375	28,581,387

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Income

For the three-month periods ended March 31, 2016 and 2015

(In millions of won except for per share data)	Note	March 31, 2016		March 31, 2015
Operating revenue:	4,33
Revenue		~~W~~	4,228,463	4,240,286
Operating expense:	33
Labor			476,874	474,981
Commissions			1,323,444	1,347,130
Depreciation and amortization	4		715,352	692,588
Network interconnection			263,871	234,252
Leased line			102,052	102,997
Advertising			87,508	76,986
Rent			128,024	122,451
Cost of products that have been resold			426,594	490,932
Others	26		302,617	295,321

			3,826,336	3,837,638

Operating income	4		402,127	402,648
Finance income	4,28		356,066	34,726
Finance costs	4,28		(79,470)	(83,827)
Gains related to investments in associates and joint ventures, net	1,4,10		74,909	244,257
Other non-operating income	4,27		31,699	10,339
Other non-operating expenses	4,27		(49,207)	(48,130)

Profit before income tax	4		736,124	560,013
Income tax expense	29		163,826	117,266

Profit for the period		~~W~~	572,298	442,747

Attributable to :
Owners of the Parent Company		~~W~~	571,847	444,495
Non-controlling interests			451	(1,748)
Earnings per share:	30
Basic and diluted earnings per share (in won)		~~W~~	8,099	6,266

See accompanying notes to the condensed consolidated interim financial statements

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income

For the three-month periods ended March 31, 2016 and 2015

(In millions of won)	Note	March 31, 2016		March 31, 2015
Profit for the period		~~W~~	572,298	442,747
Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	19		(2,611)	(8,619)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of available-for-sale financial assets	25		(151,377)	(18,119)
Net change in other comprehensive income of investments in associates and joint ventures	25		(6,679)	4,445
Net change in unrealized fair value of derivatives	20,25		(11,389)	11,648
Foreign currency translations differences for foreign operations	25		(20,139)	1,131

Other comprehensive loss for the period, net of taxes			(192,195)	(9,514)

Total comprehensive income		~~W~~	380,103	433,233

Total comprehensive income attributable to:
Owners of the Parent Company		~~W~~	379,485	434,943
Non-controlling interests			618	(1,710)

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Changes in Equity

For the three-month periods ended March 31, 2016 and 2015

	Controlling Interest						Non-controlling interests	Total equity
(In millions of won)	Share capital		Capital surplus and other capital adjustments	Retained earnings	Reserves	Sub-total
Balance, January 1, 2015	~~W~~	44,639	277,998	14,188,591	(4,489)	14,506,739	741,531	15,248,270
Total comprehensive income:
Profit (loss) for the period		—	—	444,495	—	444,495	(1,748)	442,747
Other comprehensive income (loss)		—	—	(7,561)	(1,991)	(9,552)	38	(9,514)

		—	—	436,934	(1,991)	434,943	(1,710)	433,233

Transactions with owners of the Parent Company, recognized directly in equity:
Cash dividends		—	—	(595,865)	—	(595,865)	(143)	(596,008)
Changes in consolidation scope		—	—	—	—	—	(5,226)	(5,226)
Business combination under common control		—	(114)	—	—	(114)	—	(114)
Changes in ownership in subsidiaries		—	(120)	—	—	(120)	(2,884)	(3,004)

		—	(234)	(595,865)	—	(596,099)	(8,253)	(604,352)

Balance, March 31, 2015	~~W~~	44,639	277,764	14,029,660	(6,480)	14,345,583	731,568	15,077,151

Balance, January 1, 2016	~~W~~	44,639	189,510	15,007,627	9,303	15,251,079	123,017	15,374,096
Total comprehensive income:
Profit for the period		—	—	571,847	—	571,847	451	572,298
Other comprehensive income (loss)		—	—	(2,589)	(189,773)	(192,362)	167	(192,195)

		—	—	569,258	(189,773)	379,485	618	380,103

Transactions with owners of the Parent Company, recognized directly in equity:
Cash dividends		—	—	(635,482)	—	(635,482)	(300)	(635,782)
Changes in ownership in subsidiaries		—	5,768	—	—	5,768	(8,999)	(3,231)

		—	5,768	(635,482)	—	(629,714)	(9,299)	(639,013)

Balance, March 31, 2016	~~W~~	44,639	195,278	14,941,403	(180,470)	15,000,850	114,336	15,115,186

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

For the three-month periods ended March 31, 2016 and 2015

(In millions of won)	Note	March 31, 2016		March 31, 2015
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	572,298	442,747
Adjustments for income and expenses	35		629,093	706,189
Changes in assets and liabilities related to operating activities	35		(452,952)	(634,832)

Sub-total			748,439	514,104
Interest received			10,956	10,598
Dividends received			1	1
Interest paid			(64,212)	(68,711)
Income tax refund received (income tax paid)			(21,594)	9,620

Net cash provided by operating activities			673,590	465,612

Cash flows from investing activities:
Cash inflows from investing activities:
Collection of short-term loans			33,590	61,742
Decrease in long-term financial instruments			27	2,522
Proceeds from disposal of long-term investment securities			223,859	102,346
Proceeds from disposal of investments in associates and joint ventures			8,749	—
Proceeds from disposal of property and equipment			5,846	3,346
Proceeds from disposal of intangible assets			1,110	551
Proceeds from disposal of assets held for sale			—	989
Collection of long-term loans			270	772
Decrease of deposits			3,287	3,258
Proceeds from disposal of other non-current assets			—	18
Acquisition of business, net of cash acquired			—	10,148

Sub-total			276,738	185,692
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(62,551)	(899)
Increase in short-term investment securities, net			(65,000)	(59,842)
Increase in short-term loans			(44,551)	(60,113)
Increase in long-term loans			(1,743)	(9,072)
Increase in long-term financial instruments			(201)	(2,528)
Acquisition of long-term investment securities			(5,754)	(15,222)
Acquisition of investments in associates and joint ventures			(30,665)	(19,987)
Acquisition of property and equipment			(494,439)	(578,834)
Acquisition of intangible assets			(19,022)	(19,193)
Increase in deposits			(4,098)	(6,907)
Increase in other non-current assets			—	(2,678)

Sub-total			(728,024)	(775,275)

Net cash used in investing activities		~~W~~	(451,286)	(589,583)

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2016 and 2015

(In millions of won)	March 31, 2016		March 31, 2015
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net	~~W~~	—	25,762
Proceeds from issuance of debentures		338,568	507,799
Cash inflows related to equity transactions with holders of non-controlling interests		—	46

Sub-total		338,568	533,607
Cash outflows for financing activities:
Decrease in short-term borrowings, net		(175,100)	—
Repayments of long-term account payables-other		(121,139)	(190,280)
Repayments of debentures		(270,000)	(310,000)
Repayments of long-term borrowings		(2,029)	(2,168)
Cash outflows from settlement of derivatives		(124)	—
Payments of finance lease liabilities		(26)	(983)
Acquisition of non-controlling interests transactions		(82)	—

Sub-total		(568,500)	(503,431)

Net cash provided by (used in) financing activities		(229,932)	30,176

Net decrease in cash and cash equivalents		(7,628)	(93,795)
Cash and cash equivalents at beginning of the period		768,922	834,429
Effects of exchange rate changes on cash and cash equivalents		(1,367)	(214)

Cash and cash equivalents at end of the period	~~W~~	759,927	740,420

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications services in Korea. The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of March 31, 2016, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	20,363,452	25.22
National Pension Service, other institutional investors and other minority stockholders	50,245,708	62.23
Treasury stock	10,136,551	12.55

	80,745,711	100.00

These condensed consolidated interim financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individuals as “Group entities”). SK Holdings Co., Ltd. is the ultimate controlling entity of the Parent Company.

(2)	List of subsidiaries

The list of subsidiaries as of March 31, 2016 and December 31, 2015 is as follows:

			Ownership (%)
Subsidiary	Location	Primary business	March 31, 2016	December 31, 2015
SK Telink Co., Ltd.	Korea	Telecommunication and MVNO(Mobile Virtual Network Operator) service	83.5	83.5
M&Service Co., Ltd.	Korea	Data base and internet website service	100.0	100.0
SK Communications Co., Ltd.	Korea	Internet website services	64.6	64.6
Stonebridge Cinema Fund	Korea	Investment	55.2	55.2
Commerce Planet Co., Ltd.(*5)	Korea	Online shopping mall operation agency	—	100.0
SK Broadband Co., Ltd.(*1)	Korea	Telecommunication services	100.0	100.0
K-net Culture and Contents Venture Fund	Korea	Investment	59.0	59.0
Fitech Focus Limited Partnership II	Korea	Investment	66.7	66.7
Open Innovation Fund	Korea	Investment	98.9	98.9
PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
Service Ace Co., Ltd.	Korea	Customer center management service	100.0	100.0
Service Top Co., Ltd.	Korea	Customer center management service	100.0	100.0
Network O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
SK Planet Co., Ltd.	Korea	Telecommunication service	100.0	100.0

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of March 31, 2016 and December 31, 2015 is as follows, Continued:

			Ownership (%)
Subsidiary	Location	Primary business	March 31, 2016	December 31, 2015
Neosnetworks Co.,Ltd.(*2)	Korea	Security systems service	83.9	83.9
IRIVER LIMITED(*3)	Korea	Manufacturing digital audio players and other portable media devices.	49.0	49.0
iriver Enterprise Ltd.	Hong Kong	Management of Chinese subsidiaries	100.0	100.0
iriver America Inc.	USA	Marketing and sales in North America	100.0	100.0
iriver Inc.	USA	Marketing and sales in North America	100.0	100.0
iriver China Co., Ltd.	China	Sales and manufacturing MP3 and 4 in China	100.0	100.0
Dongguan iriver Electronics Co., Ltd.	China	Sales and manufacturing e-book in China	100.0	100.0
Groovers JP Ltd.	Japan	Digital music contents sourcing and distribution service	100.0	100.0
SK Telecom China Holdings Co., Ltd.	China	Investment	100.0	100.0
SK Global Healthcare Business Group., Ltd.	Hong Kong	Investment	100.0	100.0
SK Planet Japan, K. K.	Japan	Digital contents sourcing service	100.0	100.0
SKT Vietnam PTE. Ltd.	Singapore	Telecommunication service	73.3	73.3
SK Planet Global PTE. Ltd.	Singapore	Digital contents sourcing service	100.0	100.0
SKP GLOBAL HOLDINGS PTE. LTD.	Singapore	Investment	100.0	100.0
SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
YTK Investment Ltd.	Cayman	Investment	100.0	100.0
Atlas Investment	Cayman	Investment	100.0	100.0
Technology Innovation Partners, LP.	USA	Investment	100.0	100.0
SK Telecom China Fund I L.P.	Cayman	Investment	100.0	100.0
Entrix Co., Ltd.	Korea	Cloud streaming services	100.0	100.0
SK techx Co., Ltd.(*5)	Korea	System software development and supply	100.0	—
One Store Co., Ltd.(*5)	Korea	Telecommunication service	100.0	—
shopkick Management Company, Inc.(*4)	USA	Investment	100.0	95.2
shopkick, Inc.	USA	Mileage-based online transaction application development	100.0	100.0

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

(*1)	On November 2, 2015, the board of directors of the Parent Company entered into a share purchase agreement to acquire 30%(23,234,060 shares) of the issued and outstanding common shares of CJ Hello Vision Co., Ltd. (“CJ Hello Vision”) from CJ O Shopping Co., Ltd. (“CJ O Shopping”) for an aggregate purchase price of ~~W~~500,000 million. According to the share purchase agreement, the Parent Company will grant put option on 18,522,244 shares of CJ Hello Vision (exercisable at a price of ~~W~~26,994 during the two year period following the third anniversary of the transaction closing date) to CJ O Shopping and be granted call option (exercisable at a price of ~~W~~26,994 during the five year period following the closing date) on the same shares. On November 2, 2015, the board of directors of SK Broadband Co., Ltd. (“SK Broadband”), a subsidiary of the Parent Company, held a meeting to resolve the merger of SK Broadband into CJ Hello Vision, and then SK Broadband entered into a merger agreement with CJ Hello Vision with government’s approval as a prerequisite. Under the agreement, SK Broadband will be merged into CJ Hello Vision on or after the transaction closing date through an exchange of shares, after which the Parent Company will have a 78.3% equity interest in the merged company. As of March 31, 2016, the approval of relevant government agencies for the share purchase and the merger has not been obtained, and the transaction closing date is subject to be changed depending on various conditions including the approval of government agencies.

(*2)	Due to the shareholders’ agreement which grants put option to the non-controlling shareholders, this entity is consolidated as a wholly owned subsidiary in the consolidated financial statements.

(*3)	Although the Group has less than 50% of the voting rights of IRIVER LIMITED, it is considered to have control since the Group holds significantly more voting rights than any other vote holder or organized group of vote holders, and the other shareholdings are widely dispersed.

(*4)	During the three-month period ended March 31, 2016, the Group acquired all of its non-controlling interests in shopkick Management Company, Inc.

(*5)	Changes in subsidiaries are explained in Note 1-(4).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

Condensed financial information of subsidiaries as of and for the three-month period ended March 31, 2016 is as follows:

(In millions of won) Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	318,207	113,185	205,022	103,133	12,661
M&Service Co., Ltd.		89,082	41,664	47,418	40,293	379
SK Communications Co., Ltd.		146,226	31,841	114,385	15,769	(3,111)
Stonebridge Cinema Fund		8,254	536	7,718	—	16
SK Broadband Co., Ltd.		3,274,461	2,149,182	1,125,279	705,879	3,199
K-net Culture and Contents Venture Fund		13,170	—	13,170	—	1
Fitech Focus Limited Partnership II		18,055	30	18,025	—	(183)
Open Innovation Fund		11,690	34	11,656	—	(252)
PS&Marketing Corporation		531,337	322,949	208,388	400,745	(830)
Service Ace Co., Ltd.		64,036	32,281	31,755	50,436	979
Service Top Co., Ltd.		62,111	36,423	25,688	47,853	2,280
Network O&S Co., Ltd.		67,822	35,854	31,968	50,319	2,566
SK Planet Co., Ltd.(*1)		2,183,151	770,487	1,412,664	356,602	256,124
Neosnetworks Co.,Ltd.		67,098	15,228	51,870	17,315	(1,371)
IRIVER LIMITED(*2)		58,410	11,223	47,187	12,881	(945)
SK Telecom China Holdings Co., Ltd.		34,929	770	34,159	—	(941)
SK Global Healthcare Business Group., Ltd.		25,216	—	25,216	—	(552)
SK Planet Japan, K. K.		5,822	710	5,112	274	(1,235)
SKT Vietnam PTE. Ltd.		4,451	1,349	3,102	—	—
SK Planet Global PTE. Ltd.		1,729	130	1,599	—	(501)
SKP GLOBAL HOLDINGS PTE. LTD.		36,885	16	36,869	—	(10,387)
SKT Americas, Inc.		46,807	1,106	45,701	2,867	(3,964)
SKP America LLC.		391,014	—	391,014	—	3
YTK Investment Ltd.		16,060	—	16,060	—	—
Atlas Investment(*3)		74,810	230	74,580	—	(413)
Entrix Co., Ltd.		26,758	1,430	25,328	194	(2,341)
SK techx Co., Ltd.		169,214	24,287	144,927	18,790	11,037
One Store Co., Ltd.		117,372	34,203	83,169	7,543	(1,581)
shopkick Management Company, Inc.		310,536	91	310,445	—	(88)
shopkick, Inc.		24,574	39,286	(14,712)	8,087	(11,922)

(*1)	The condensed financial information of SK Planet Co., Ltd includes pre-merger income of Commerce Planet Co., Ltd. prior to the merger date of February 1, 2016.
(*2)	The condensed financial information of IRIVER LIMITED includes financial information of iriver Enterprise Ltd., iriver America Inc., iriver Inc., iriver China Co., Ltd., Dongguan iriver Electronics Co., Ltd. and Groovers JP Ltd., subsidiaries of IRIVER LIMITED.
(*3)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

Condensed financial information of subsidiaries as of and for the year ended December 31, 2015 is as follows:

(In millions of won) Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	309,955	113,878	196,077	431,368	55,781
M&Service Co., Ltd.		89,452	42,414	47,038	143,255	5,549
SK Communications Co., Ltd.		152,496	35,014	117,482	80,147	(14,826)
Stonebridge Cinema Fund		7,797	523	7,274	—	3,290
Commerce Planet Co., Ltd.		26,291	33,660	(7,369)	78,647	(3,003)
SK Broadband Co., Ltd.		3,291,707	2,170,484	1,121,223	2,731,344	10,832
K-net Culture and Contents Venture Fund		13,169	—	13,169	—	(421)
Fitech Focus Limited Partnership II		18,249	—	18,249	—	(1,085)
Open Innovation Fund		19,455	—	19,455	—	(2,348)
PS&Marketing Corporation		509,580	300,364	209,216	1,791,944	4,835
Service Ace Co., Ltd.		65,424	34,240	31,184	206,338	2,778
Service Top Co., Ltd.		61,897	38,482	23,415	197,092	4,396
Network O&S Co., Ltd.		77,426	48,069	29,357	210,676	6,466
SK Planet Co., Ltd.		2,406,988	784,631	1,622,357	1,624,630	(75,111)
Neosnetworks Co., Ltd.		68,361	15,583	52,778	61,092	(5,615)
IRIVER LIMITED(*1)		60,434	12,377	48,057	55,637	635
SK Telecom China Holdings Co., Ltd.		37,748	2,111	35,637	10,764	(10,124)
SK Global Healthcare Business Group , Ltd.		25,768	—	25,768	—	(106)
SK Planet Japan, K. K.		5,068	1,021	4,047	699	(4,988)
SKT Vietnam PTE. Ltd.		4,523	1,371	3,152	—	—
SK Planet Global PTE. Ltd.		1,570	218	1,352	1	(4,069)
SKP GLOBAL HOLDINGS PTE. LTD.		28,320	16	28,304	—	(23,918)
SKT Americas, Inc.		51,138	837	50,301	9,132	(3,204)
SKP America LLC.		380,141	—	380,141	—	791
YTK Investment Ltd.		16,318	—	16,318	—	(3,210)
Atlas Investment(*2)		77,750	199	77,551	—	(2,429)
Entrix Co., Ltd.		30,876	3,186	27,690	4,895	(1,826)
shopkick Management Company, Inc.		306,248	7	306,241	7	(2,455)
shopkick, Inc.		25,388	32,243	(6,855)	33,851	(52,390)

(*1)	The condensed financial information of IRIVER LIMITED includes financial information of iriver Enterprise Ltd., iriver America Inc., iriver Inc., iriver China Co., Ltd., Dongguan iriver Electronics Co., Ltd. and Groovers JP Ltd., subsidiaries of IRIVER LIMITED.
(*2)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

1.	Reporting Entity, Continued

(4) Changes in subsidiaries

The list of subsidiaries that were newly included in consolidation during the three-month period ended March 31, 2016 is as follows:

Subsidiary	Reason
SK techx Co., Ltd.	Established by spin-off from SK Planet Co., Ltd., a subsidiary of the Parent Company.
One Store Co., Ltd.	Established by spin-off from SK Planet Co., Ltd., a subsidiary of the Parent Company.

The following subsidiary was excluded from the Group during the three-month period ended March 31, 2016:

Subsidiary	Reason
Commerce Planet Co., Ltd.	Merged into SK Planet Co., Ltd., a subsidiary of the Parent Company during the three-month period ended March 31, 2016.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

1.	Reporting Entity, Continued

(5)	The information of significant non-controlling interests of the Group as of and for the three-month period ended March 31, 2016, and as of and for the year ended December 31, 2015 is as follows. There were no dividends paid during the three-month period ended March 31, 2016 and the year ended December 31, 2015 by the subsidiary of which non-controlling interests are significant.

	SK Communications Co., Ltd.
(In millions of won)	March 31, 2016		December 31, 2015
Ownership of non-controlling interests (%)		35.4	35.4
Current assets	~~W~~	85,277	95,662
Non-current assets		60,949	56,834
Current liabilities		(30,082)	(33,306)
Non-current liabilities		(1,759)	(1,708)
Net assets		114,385	117,482
Carrying amount of non-controlling interests		40,558	41,659
Revenue	~~W~~	15,769	80,147
Loss for the period		(3,111)	(14,826)
Total comprehensive loss		(3,105)	(16,698)
Loss attributable to non-controlling interests		(1,103)	(5,254)
Net cash used in operating activities	~~W~~	(4,452)	(2,706)
Net cash provided by (used in) investing activities		(6,240)	8,723
Net cash provided by financing activities		—	—
Net increase (decrease) in cash and cash equivalents		(10,692)	6,017

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

2.	Basis of Preparation

(1)	Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies.

These condensed consolidated interim financial statements were prepared in accordance with K-IFRS No. 1034, Interim Financial Reporting, as part of the period covered by the Group’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since December 31, 2015. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

(2)	Use of estimates and judgments

1) Critical judgments, assumptions and estimation uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2015.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments, Continued

2) Fair value measurement

Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the finance executive.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 32.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

3.	Significant Accounting Policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2015.

4.	Operating Segments

The Group’s operating segments have been determined to be each business unit which provides different services and merchandise. The Group’s reportable segments are: 1) cellular services, which include cellular voice service, wireless data service and wireless internet services, and 2) fixed-line telecommunication services, which include telephone services, internet services, and leased line services. Any of the other operating segments, which include the Group’s internet portal services and other operations, do not meet the quantitative thresholds separately to be considered reportable segments and are collectively presented as Others.

(1)	Details of the segment information as of and for the three-month period ended March 31, 2016 are as follows:

(In millions of won)	Cellular Services		Fixed-line Telecommu- nication services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	3,647,613	809,012	480,341	4,936,966	(708,503)	4,228,463
Inter-segment revenue		405,490	140,965	162,048	708,503	(708,503)	—
External revenue		3,242,123	668,047	318,293	4,228,463	—	4,228,463
Depreciation and amortization		547,432	135,438	32,482	715,352	—	715,352
Operating income (loss)		435,753	30,545	(64,171)	402,127	—	402,127
Finance income and costs, net							276,596
Gain related to investments in associates and joint ventures, net							74,909
Other non-operating income and expenses, net							(17,508)

Profit before income tax							736,124
Total assets		23,845,261	3,592,669	2,959,097	30,397,027	(1,906,652)	28,490,375
Total liabilities		9,992,628	2,262,368	973,923	13,228,919	146,270	13,375,189

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

4.	Operating Segments, Continued

(2) Details of the segment information as of and for the three-month period ended March 31, 2015 are as follows:

(In millions of won)	Cellular Services		Fixed-line Telecommu- nication services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	3,773,632	760,228	475,124	5,008,984	(768,698)	4,240,286
Inter-segment revenue		446,967	143,522	178,209	768,698	(768,698)	—
External revenue		3, 326,665	616,706	296,915	4,240,286	—	4,240,286
Depreciation and amortization		529,627	130,783	32,178	692,588	—	692,588
Operating income (loss)		412,641	17,208	(27,201)	402,648	—	402,648
Finance income and costs, net							(49,101)
Gain related to investments in associates and joint ventures, net							244,257
Other non-operating income and expenses, net							(37,791)

Profit before income tax							560,013
Total assets		23,185,052	3,446,138	3,015,873	29,647,063	(1,822,646)	27,824,417
Total liabilities		9,677,171	2,179,175	789,670	12,646,016	101,250	12,747,266

Intersegment sales and purchases are conducted on an arms-length basis and eliminated on consolidation. The Group principally operates its businesses in Korea and the revenue amounts incurred outside of Korea are immaterial, therefore no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the three-month periods ended March 31, 2016 and 2015.

5.	Restricted Deposits

Deposits which are restricted in use as of March 31, 2016 and December 31, 2015 are summarized as follows:

(In millions of won)	March 31, 2016		December 31, 2015
Short-term financial instruments(*)	~~W~~	80,625	82,469
Long-term financial instruments(*)		10,596	10,596

	~~W~~	91,221	93,065

(*)	Financial instruments include charitable trust fund established by the Group. Profits from the fund are donated to charitable institutions. As of March 31, 2016, the funds cannot be withdrawn.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

6.	Trade and Other Receivables

(1)	Details of trade and other receivables as of March 31, 2016 and December 31, 2015 are as follows:

	March 31, 2016
(In millions of won)	Gross amount		Allowances for doubtful accounts	Carrying amount
Current assets:
Accounts receivable - trade	~~W~~	2,579,257	(250,462)	2,328,795
Short-term loans		66,791	(596)	66,195
Accounts receivable - other		1,271,590	(77,658)	1,193,932
Accrued income		11,817	—	11,817
Others		1,873	—	1,873

		3,931,328	(328,716)	3,602,612
Non-current assets:
Long-term loans		87,166	(27,375)	59,791
Long-term accounts receivable - other		2,452	—	2,452
Guarantee deposits		301,769	—	301,769
Long-term accounts receivable - trade		36,856	(676)	36,180

		428,243	(28,051)	400,192

	~~W~~	4,359,571	(356,767)	4,002,804

	December 31, 2015
(In millions of won)	Gross amount		Allowances for doubtful accounts	Carrying amount
Current assets:
Accounts receivable - trade	~~W~~	2,583,558	(238,691)	2,344,867
Short-term loans		54,377	(482)	53,895
Accounts receivable - other		752,731	(78,992)	673,739
Accrued income		10,753	—	10,753
Others		1,861	—	1,861

		3,403,280	(318,165)	3,085,115
Non-current assets:
Long-term loans		87,501	(25,047)	62,454
Long-term accounts receivable - other		2,420	—	2,420
Guarantee deposits		297,281	—	297,281
Long-term accounts receivable - trade		46,047	(804)	45,243

		433,249	(25,851)	407,398

	~~W~~	3,836,529	(344,016)	3,492,513

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

6.	Trade and Other Receivables, Continued

(2)	Changes in allowances for doubtful accounts of trade and other receivables during the three-month periods ended March 31, 2016 and 2015 are as follows:

	For the three-month period ended
(In millions of won)	March 31, 2016		March 31, 2015
Balance at January 1	~~W~~	344,016	328,191
Increase of bad debt allowances		8,042	13,013
Reversal of allowances for doubtful accounts		(607)	(2,154)
Write-offs		(3,869)	(4,181)
Others		9,185	6,897

Balance at March 31	~~W~~	356,767	341,766

(3)	Details of overdue but not impaired, and impaired trade and other receivables as of March 31, 2016 and December 31, 2015 are as follows:

	March 31, 2016			December 31, 2015
(In millions of won)	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Neither overdue nor impaired	~~W~~	1,820,307	1,588,686	1,841,442	1,053,096
Overdue but not impaired		49,751	4,293	77,008	5,155
Impaired		746,055	150,479	711,155	148,673

		2,616,113	1,743,458	2,629,605	1,206,924
Allowance for doubtful accounts		(251,138)	(105,629)	(239,495)	(104,521)

	~~W~~	2,364,975	1,637,829	2,390,110	1,102,403

The Group establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period, past customer default experience, customer credit status, and economic and industrial factors.

(4)	The aging of overdue but not impaired accounts receivable as of March 31, 2016 and December 31, 2015 are as follows:

	March 31, 2016			December 31, 2015
(In millions of won)	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Less than 1 month	~~W~~	15,046	3,466	20,908	2,770
1 ~ 3 months		8,434	1	21,941	924
3 ~ 6 months		5,980	—	7,043	265
More than 6 months		20,291	826	27,116	1,196

	~~W~~	49,751	4,293	77,008	5,155

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

7.	Inventories

Details of inventories as of March 31, 2016 and December 31, 2015 are as follows:

	March 31, 2016				December 31, 2015
(In millions of won)	Acquisition cost		Write- down	Carrying amount	Acquisition cost	Write- down	Carrying amount
Merchandise	~~W~~	251,106	(5,618)	245,488	247,294	(5,064)	242,230
Finished goods		1,926	(115)	1,811	3,530	(179)	3,351
Work in process		1,961	(149)	1,812	1,976	(149)	1,827
Raw materials and supplies		30,389	(1,148)	29,241	27,296	(1,148)	26,148

	~~W~~	285,382	(7,030)	278,352	280,096	(6,540)	273,556

8.	Investment Securities

(1)	Details of short-term investment securities as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won)	March 31, 2016		December 31, 2015
Beneficiary certificates(*)	~~W~~	157,341	92,262

(*)	The income distributable in relation to beneficiary certificates as of March 31, 2016 were accounted for as accrued income.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

8.	Investment Securities, Continued

(2)	Details of long-term investment securities as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won)	March 31, 2016		December 31, 2015
Equity securities:
Marketable equity securities(*)	~~W~~	778,647	897,958
Unlisted equity securities		99,224	96,899
Equity investments		204,495	207,916

		1,082,366	1,202,773
Debt securities:
Investment bonds		3,053	4,453

	~~W~~	1,085,419	1,207,226

(*)	During the three-month period ended March 31, 2016, the Group sold 3,793,756 shares of Loen entertainment, Inc. to Kakao corp. and received 1,357,376 shares of Kakao corp. and ~~W~~218,037 million of cash in return.

9.	Business Combinations under common control

During the three-month period ended March 31, 2016, Commerce Planet Co., Ltd. was merged into SK Planet Co., Ltd. After the merger, SK techx Co., Ltd. and One Store Co., Ltd. were established by spin-offs of its platform service division and T-store service division, respectively, from SK Planet Co., Ltd. As the business combinations were a business combinations between entities under common control, there is no impact on the Group’s consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

10.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of March 31, 2016 and December 31, 2015 are as follows:

		March 31, 2016			December 31, 2015
(In millions of won)	Country	Ownership percentage	Carrying amount		Ownership percentage	Carrying amount
Investments in associates:
SK China Company Ltd.(*1)	China	9.6	~~W~~	44,139	9.6	~~W~~	43,814
Korea IT Fund(*2)	Korea	63.3		259,905	63.3		260,456
KEB HanaCard Co., Ltd.(*1)	Korea	15.0		254,962	15.0		254,177
Candle Media Co., Ltd.	Korea	35.1		19,833	35.1		20,144
NanoEnTek, Inc.	Korea	28.6		42,733	28.6		45,008
SK Industrial Development China Co., Ltd.	Hongkong	21.0		82,416	21.0		86,324
SK Technology Innovation Company	Cayman	49.0		44,730	49.0		45,891
HappyNarae Co., Ltd.	Korea	42.5		17,319	42.5		17,095
SK hynix Inc.	Korea	20.1		5,630,120	20.1		5,624,493
SK MENA Investment B.V.	Netherlands	32.1		14,709	32.1		14,929
SKY Property Mgmt. Ltd.	Virgin Island	33.0		268,090	33.0		251,166
Xinan Tianlong Science and Technology Co., Ltd.	China	49.0		25,215	49.0		25,767
Daehan Kanggun BcN Co., Ltd. and others	—	—		148,413	—		161,058

Sub-total				6,852,584			6,850,322

Investments in joint ventures:
Dogus Planet, Inc.(*3)	Turkey	50.0		17,359	50.0		15,118
PT. Melon Indonesia	Indonesia	49.0		4,525	49.0		4,339
Celcom Planet(*3)	Malaysia	51.0		6,993	51.0		3,406
PT XL Planet Digital(*3)	Indonesia	50.0		29,878	50.0		23,108

Sub-total				58,755			45,971

			~~W~~	6,911,339		~~W~~	6,896,293

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

10.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of March 31, 2016 and December 31, 2015 are as follows, Continued:

(*1)	Classified as investments in associates as the Group can exercise significant influence through its participation on the board of directors even though the Group has less than 20% of equity interests.

(*2)	Investment in Korea IT Fund was classified as investment in associates as the Group does not have control over Korea IT Fund under the agreement.

(*3)	The carrying amount has been increased due to the additional investment during the three-month period ended March 31, 2016.

(2)	The market price of investments in listed associates as of March 31, 2016 and December 31, 2015 are as follows:

	March 31, 2016				December 31, 2015
(In millions of won, except for share data)	Market value per share (In won)		Number of shares	Market price	Market value per share (In won)	Number of shares	Market price
Candle Media Co., Ltd.	~~W~~	1,840	21,620,360	39,781	1,170	21,620,360	25,296
NanoEnTek, Inc.		6,570	6,960,445	45,730	7,300	6,960,445	50,811
SK hynix Inc.		28,150	146,100,000	4,112,715	30,750	146,100,000	4,492,575

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

10.	Investments in Associates and Joint Ventures, Continued

(3)	The financial information of the significant investees as of and for the three-month period ended March 31, 2016 and as of and for the year ended December 31, 2015 are as follows:

	As of and for the three-month period ended March 31, 2016
(In millions of won)	SK hynix Inc.		KEB HanaCard Co., Ltd.
Current assets	~~W~~	9,163,101	5,969,991
Non-current assets		20,634,555	483,339
Current liabilities		4,251,605	902,926
Non-current liabilities		4,081,361	4,209,208
Revenue		3,655,717	340,809
Profit (loss) for the period		444,194	5,117
Other comprehensive income (loss)		(17,135)	(404)
Total comprehensive income (loss)		427,059	4,713

	As of and for the year ended December 31, 2015
(In millions of won)	SK hynix Inc.		KEB HanaCard Co., Ltd.
Current assets	~~W~~	9,760,030	6,228,076
Non-current assets		19,917,876	509,579
Current liabilities		4,840,698	1,103,873
Non-current liabilities		3,449,505	4,297,289
Revenue		18,797,998	1,472,830
Profit (loss) for the period		4,323,595	10,119
Other comprehensive income (loss)		40,215	(547)
Total comprehensive income		4,363,810	9,572

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

10.	Investments in Associates and Joint Ventures, Continued

(4)	The condensed financial information of joint ventures as of and for the three-month period ended March 31, 2016 and as of and for the year ended December 31, 2015 are as follows:

	As of and for the three-month period ended March 31, 2016
(In millions of won)	Dogus Planet, Inc.		PT. Melon Indonesia	PT XL Planet Digital	Celcom Planet
Current assets	~~W~~	34,935	11,769	21,176	20,018
Cash and cash equivalents		31,554	3,286	16,044	18,168
Non-current assets		24,866	2,098	48,379	2,991
Current liabilities		24,998	4,473	8,970	9,297
Accounts payable, other payables and provision		4,943	1,133	2,803	5,678
Non-current liabilities		85	108	829	—
Revenue		13,453	6,218	2,804	965
Depreciation and amortization		(1,164)	(33)	(642)	(524)
Interest income		895	71	52	20
Interest expense		(1,069)	—	—	—
Income tax benefit		—	—	3,176	—
Profit (loss) for the period		(13,872)	185	(10,251)	(10,296)
Total comprehensive income(loss)		(13,872)	185	(10,251)	(10,296)

	As of and for the year ended December 31, 2015
(In millions of won)	Dogus Planet, Inc.		PT. Melon Indonesia	PT XL Planet Digital	Celcom Planet
Current assets	~~W~~	46,248	12,805	9,500	21,416
Cash and cash equivalents		8,091	4,027	5,034	19,371
Non-current assets		18,088	2,657	46,013	5,519
Current liabilities		34,022	6,416	8,583	20,257
Accounts payable, other payables and provision		4,317	3,396	3,648	5,889
Non-current liabilities		78	140	714	—
Revenue		38,944	17,094	5,536	1,647
Depreciation and amortization		(5,318)	(132)	(2,746)	(1,332)
Interest income		465	288	525	345
Income tax benefit		—	—	7,025	—
Profit (loss) for the period		(32,713)	1,853	(21,381)	(25,881)
Total comprehensive income(loss)		(32,713)	1,853	(21,381)	(25,881)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

10.	Investments in Associates and Joint Ventures, Continued

(5)	Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of March 31, 2016 and December 31, 2015 are as follows:

	March 31, 2016
(In millions of won)	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Goodwill	Carrying amount
Associates:
SK hynix Inc.(*1,2)	~~W~~	21,460,922	20.1	4,441,119	1,189,001	5,630,120
KEB HanaCard Co., Ltd.		1,341,196	15.0	201,179	53,783	254,962
SKY Property Mgmt. Ltd.(*1)		589,731	33.0	194,611	73,479	268,090
Korea IT Fund		410,376	63.3	259,905	—	259,905

	December 31, 2015
(In millions of won)	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Goodwill	Carrying amount
Associates:
SK hynix Inc.(*1,2)	~~W~~	21,386,863	20.1	4,425,794	1,198,699	5,624,493
KEB HanaCard Co., Ltd.		1,336,493	15.0	200,474	53,703	254,177
SKY Property Mgmt. Ltd.(*1)		537,847	33.0	177,490	73,676	251,166
Korea IT Fund		411,246	63.3	260,456	—	260,456

(*1)	Net assets of these entities represent net assets excluding their non-controlling interests.
(*2)	The ownership interest is based on the number of shares owned by the Parent Company for the total shares issued by the investee company. The Group applied the equity method using the effective ownership interest of 20.69% which is based on the number of shares owned by the Parent Company for the total issued shares outstanding less investee’s treasury shares.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

10.	Investments in Associates and Joint Ventures, Continued

(6)	Details of changes in investments in associates and joint ventures accounted for using the equity method for the three-month periods ended March 31, 2016 and 2015 are as follows:

	For the three-month period ended March 31, 2016
(In millions of won)	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive income (loss)	Other decrease	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	43,814	—	1,704	(1,379)	—	44,139
Korea IT Fund		260,456	—	(551)	—	—	259,905
KEB HanaCard Co., Ltd.		254,177	—	847	(62)	—	254,962
Candle Media Co., Ltd.		20,144	—	(223)	(88)	—	19,833
NanoEnTek, Inc.		45,008	—	(545)	(1,730)	—	42,733
SK Industrial Development China Co., Ltd.		86,324	—	(315)	(3,593)	—	82,416
SK Technology Innovation Company		45,891	—	76	(1,237)	—	44,730
HappyNarae Co., Ltd.		17,095	—	266	(42)	—	17,319
SK hynix Inc.(*)		5,624,493	—	82,223	(3,546)	(73,050)	5,630,120
SK MENA Investment B.V.		14,929	—	11	(231)	—	14,709
SKY Property Mgmt. Ltd.		251,166	—	16,017	907	—	268,090
Xian Tianlong Science and Technology Co., Ltd		25,767	—	(552)	—	—	25,215
Daehan Kanggun BcN Co., Ltd. and others		161,058	(4,826)	(6,828)	878	(1,869)	148,413

Sub-total		6,850,322	(4,826)	92,130	(10,123)	(74,919)	6,852,584
Investments in joint ventures:
Dogus Planet, Inc.		15,118	6,010	(6,936)	3,167	—	17,359
PT. Melon Indonesia		4,339	—	91	95	—	4,525
Celcom Planet		3,406	8,838	(5,251)	—	—	6,993
PT XL Planet Digital		23,108	11,895	(5,125)	—	—	29,878

Sub-total		45,971	26,743	(17,221)	3,262	—	58,755

	~~W~~	6,896,293	21,917	74,909	(6,861)	(74,919)	6,911,339

(*)	Dividends declared by the associate, SK hynix Inc., are deducted from the carrying amount during the three-month period ended March 31, 2016.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

10.	Investments in Associates and Joint Ventures, Continued

(6)	Details of changes in investments in associates and joint ventures accounted for using the equity method for the three-month periods ended March 31, 2016 and 2015 are as follows, Continued:

	For the three-month period ended March 31, 2015
(In millions of won)	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive income (loss)	Other decrease	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	35,817	—	(334)	2,499	—	37,982
Korea IT Fund		240,676	—	(2,370)	—	—	238,306
KEB HanaCard Co., Ltd.		425,140	—	(236)	266	(174,307)	250,863
Candle Media Co., Ltd.		19,486	—	188	—	—	19,674
NanoEnTek, Inc.		36,527	—	(564)	16	—	35,979
SK Industrial Development China Co., Ltd.		79,394	—	(258)	120	—	79,256
Packet One Network		53,670	—	(5,054)	(570)	—	48,046
SK Technology Innovation Company		44,052	—	71	1,812	—	45,935
HappyNarae Co., Ltd.		15,551	—	281	(58)	—	15,774
SK hynix Inc.(*)		4,849,159	—	255,253	2,497	(43,830)	5,063,079
SK MENA Investment B.V.		14,015	—	(5)	73	—	14,083
SKY Property Mgmt. Ltd.		248,534	—	2,090	(696)	—	249,928
Xian Tianlong Science and Technology Co., Ltd		25,874	—	(1,237)	—	—	24,637
Daehan Kanggun BcN Co., Ltd. and others		158,725	840	(2,980)	30	(200)	156,415

Sub-total		6,246,620	840	244,845	5,989	(218,337)	6,279,957
Investments in joint ventures:
Dogus Planet, Inc.		11,441	4,388	(1,026)	(1,365)	—	13,438
PT. Melon Indonesia		3,564	—	215	(160)	—	3,619
Television Media Korea Ltd.		6,944	—	(74)	—	—	6,870
Celcom Planet		16,605	—	(711)	—	—	15,894
PT XL Planet Digital		12,914	14,759	(1,820)	—	—	25,853

Sub-total		51,468	19,147	(3,416)	(1,525)	—	65,674

	~~W~~	6,298,088	19,987	241,429	4,464	(218,337)	6,345,631

(*)	Dividends declared by the associate, SK hynix Inc., are deducted from the carrying amount during the three-month period ended March 31, 2015.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

10.	Investments in Associates and Joint Ventures, Continued

(7)	The Group discontinued the application of the equity method for the following investees due to the carrying amount of the Group’s share being reduced to zero. The details of unrecognized accumulated equity losses as of March 31, 2016 are as follows:

	Unrealized loss			Unrealized change in equity
(In millions of won)	Period ended Mar. 31, 2016		Accumulated	Period ended Mar. 31, 2016	Accumulated
Wave City Development Co., Ltd.	~~W~~	102	4,640	—	—
SK Wyverns Baseball Club., Ltd. and others		—	6,510	—	365

	~~W~~	102	11,150	—	365

11.	Property and Equipment

Changes in property and equipment for the three-month periods ended March 31, 2016 and 2015 are as follows:

	For the three-month period ended March 31, 2016
(In millions of won)	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	812,947	38	(2,565)	8,333	—	818,753
Buildings		911,129	162	(8,271)	16,575	(12,519)	907,076
Structures		344,221	109	(15)	3,688	(8,234)	339,769
Machinery		7,342,009	53,953	(1,666)	133,343	(531,709)	6,995,930
Other		473,438	49,336	(1,099)	(58,488)	(35,308)	427,879
Construction in progress		487,512	69,983	(7,571)	(117,317)	—	432,607

	~~W~~	10,371,256	173,581	(21,187)	(13,866)	(587,770)	9,922,014

	For the three-month period ended March 31, 2015
(In millions of won)	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	766,780	1,376	(873)	4,196	—	771,479
Buildings		933,867	3,623	(1,039)	5,721	(12,230)	929,942
Structures		352,789	5	(109)	3,907	(8,506)	348,086
Machinery		7,310,815	84,776	(1,608)	279,364	(519,706)	7,153,641
Other		499,050	244,929	(779)	(148,089)	(34,460)	560,651
Construction in progress		704,400	102,247	—	(165,493)	—	641,154

	~~W~~	10,567,701	436,956	(4,408)	(20,394)	(574,902)	10,404,953

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

12.	Investment Property

Changes in investment property for the three-month periods ended March 31, 2016 and 2015 are as follows:

	For the three-month period ended March 31, 2016
(In millions of won)	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	10,634	(3,860)	—	6,774
Buildings		4,437	(1,613)	(35)	2,789

	~~W~~	15,071	(5,473)	(35)	9,563

	For the three-month period ended March 31, 2015
(In millions of won)	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	10,418	79	—	10,497
Buildings		4,579	34	(58)	4,555

	~~W~~	14,997	113	(58)	15,052

13.	Goodwill

(1)	Goodwill as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won)	March 31, 2016		December 31, 2015
Goodwill related to acquisition of Shinsegi Telecom, Inc.	~~W~~	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		358,443	358,443
Other goodwill		241,318	243,911

	~~W~~	1,905,997	1,908,590

(2)	Changes in goodwill for the three-month periods ended March 31, 2016 and 2015 are as follows:

	For the three-month period ended
(In millions of won)	March 31, 2016		March 31, 2015
Beginning balance	~~W~~	1,908,590	1,917,595
Impairment loss		—	(1,023)
Other		(2,593)	793

	~~W~~	1,905,997	1,917,365

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

14.	Intangible Assets

(1)	Changes in intangible assets for the three-month periods ended March 31, 2016 and 2015 are as follows:

	For the three-month period ended March 31, 2016
(In millions of won)	Beginning balance		Acquisition	Disposal	Transfer	Amortiza- tion	Impairment	Ending balance
Frequency use rights	~~W~~	1,103,517	—	—	—	(70,132)	—	1,033,385
Land use rights		26,576	1,492	(137)	—	(2,385)	—	25,546
Industrial rights		116,542	623	—	(337)	(1,650)	—	115,178
Development costs		7,472	181	—	—	(1,027)	—	6,626
Facility usage rights		48,019	200	—	27	(2,144)	—	46,102
Customer relations		7,175	—	—	—	(1,068)	—	6,107
Memberships		91,507	—	(645)	—	—	—	90,862
Other		903,976	18,326	(850)	26,561	(82,859)	(188)	864,966

	~~W~~	2,304,784	20,822	(1,632)	26,251	(161,265)	(188)	2,188,772

	For the three-month period ended March 31, 2015
(In millions of won)	Beginning balance		Acquisition	Disposal	Transfer	Amortiza- tion	Ending balance
Frequency use rights	~~W~~	1,384,044	—	—	—	(70,132)	1,313,912
Land use rights		25,353	1,841	(88)	—	(2,319)	24,787
Industrial rights		107,760	4,718	—	255	(1,588)	111,145
Development costs		8,331	59	—	33	(1,136)	7,287
Facility usage rights		52,636	226	(12)	17	(2,102)	50,765
Customer relations		6,404	—	(4)	—	(594)	5,806
Memberships		94,119	547	(456)	68	—	94,278
Other		805,347	11,804	(25)	39,001	(76,663)	779,464

	~~W~~	2,483,994	19,195	(585)	39,374	(154,534)	2,387,444

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

14.	Intangible Assets, Continued

(2)	The carrying amount and residual useful lives of frequency usage rights as of March 31, 2016 are as follows, all of which are depreciated on a straight-line basis:

(In millions of won)	Amount		Description	Commencement of amortization	Completion of amortization
W-CDMA license	~~W~~	78,913	Frequency use rights relating to W-CDMA service	Dec. 2003	Dec. 2016
W-CDMA license		12,233	Frequency use rights relating to W-CDMA service	Oct. 2010	Dec. 2016
800MHz license		212,856	Frequency use rights relating to CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		722,315	Frequency use rights relating to LTE service	Sep. 2013	Dec. 2021
WiBro license		7,068	WiBro service	Mar. 2012	Mar. 2019

	~~W~~	1,033,385

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

15.	Borrowings and Debentures

(1)	Short-term borrowings as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won)	Lender	Annual interest rate (%)	March 31, 2016		December 31, 2015
Commercial Paper	Woori Investment Bank Co., Ltd., etc.	1.70~2.18	~~W~~	70,000	220,000
Short-term borrowings	NongHyup Bank	2.91~3.10		14,900	40,000

			~~W~~	84,900	260,000

(2)	Long-term borrowings as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won and thousands of U.S. dollars) Lender	Annual interest rate (%)	Maturity	March 31, 2016		December 31, 2015
Kookmin Bank	1.88	Jun. 15, 2016	~~W~~	812	1,625
Kookmin Bank	1.88	Mar. 15, 2017		1,999	2,498
Kookmin Bank	1.88	Mar. 15, 2018		5,733	6,450
Shinhan Bank(*1)	6M bank debenture rate+1.58	Apr. 30, 2016		10,000	10,000
Korea Development Bank	3.32	Jul. 30 ,2019		39,000	39,000
Korea Development Bank	2.94	Jul. 30 ,2019		10,000	10,000
Export Kreditnamnden(*2)	1.7	Apr. 29, 2022		86,301	87,685
				(USD 74,817)	(USD 74,817)

Sub-total				153,845	157,258
Less present value discount				(1,938)	(2,124)

				151,907	155,134
Less current installments				(36,798)	(33,581)

			~~W~~	115,109	121,553

(*1)	As of March 31, 2016, the 6M bank debenture rate of Shinhan Bank is 1.56%.
(*2)	In 2014 and 2013, the Group obtained long-term borrowings from Export Kreditnamnden, an export credit agency. The long-term borrowings are redeemed by installments on an annual basis from 2014 to 2022.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

15.	Borrowings and Debentures, Continued

(3)	Debentures as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won, thousands of U.S. dollars and thousands of other currencies)	Purpose	Maturity	Annual interest rate (%)	March 31, 2016		December 31, 2015
Unsecured private bonds	Refinancing fund	2016	5.00	~~W~~	200,000	200,000
Unsecured private bonds	Other fund	2018	5.00		200,000	200,000
Unsecured private bonds		2016	5.54		—	40,000
Unsecured private bonds		2016	5.92		—	230,000
Unsecured private bonds	Operating fund	2016	3.95		110,000	110,000
Unsecured private bonds		2021	4.22		190,000	190,000
Unsecured private bonds	Operating and refinancing fund	2019	3.24		170,000	170,000
Unsecured private bonds		2022	3.30		140,000	140,000
Unsecured private bonds		2032	3.45		90,000	90,000
Unsecured private bonds	Operating fund	2023	3.03		230,000	230,000
Unsecured private bonds		2033	3.22		130,000	130,000
Unsecured private bonds		2019	3.30		50,000	50,000
Unsecured private bonds		2024	3.64		150,000	150,000
Unsecured private bonds(*4)		2029	4.72		55,000	54,695
Unsecured private bonds	Refinancing fund	2019	2.53		160,000	160,000
Unsecured private bonds		2021	2.66		150,000	150,000
Unsecured private bonds		2024	2.82		190,000	190,000
Unsecured private bonds	Operating and refinancing fund	2022	2.40		100,000	100,000
Unsecured private bonds	refinancing fund	2025	2.49		150,000	150,000
Unsecured private bonds		2030	2.61		50,000	50,000
Unsecured private bonds	Operating fund	2018	1.89		90,000	90,000
Unsecured private bonds		2025	2.66		70,000	70,000
Unsecured private bonds		2030	2.82		90,000	90,000
Unsecured private bonds(*4)		2030	3.40		50,320	50,485
Unsecured private bonds	Operating and	2018	2.07		80,000	80,000
Unsecured private bonds	refinancing fund	2025	2.55		100,000	100,000
Unsecured private bonds		2035	2.75		70,000	70,000
Unsecured private bonds(*4)		2030	3.10		50,610	50,524
Unsecured private bonds	Operating fund	2019	1.65		70,000	—
Unsecured private bonds		2021	1.80		100,000	—
Unsecured private bonds		2026	2.08		90,000	—
Unsecured private bonds		2036	2.24		80,000	—
Unsecured private bonds(*1)		2017	4.28		100,000	100,000
Unsecured private bonds(*1)		2017	3.27		120,000	120,000
Unsecured private bonds(*1)		2016	3.05		80,000	80,000
Unsecured private bonds(*1)		2019	3.49		210,000	210,000
Unsecured private bonds(*1)		2019	2.76		130,000	130,000
Unsecured private bonds(*1)		2018	2.23		50,000	50,000
Unsecured private bonds(*1)		2020	2.49		160,000	160,000
Unsecured private bonds(*1)		2020	2.43		140,000	140,000
Unsecured private bonds(*1)		2020	2.18		130,000	130,000
Unsecured private bonds(*2)		2016	3.24		10,000	10,000
Unsecured private bonds(*2)		2017	3.48		20,000	20,000
Unsecured global bonds		2027	6.63		461,400 (USD 400,000)	468,800 (USD 400,000)
Unsecured private Swiss bonds		2017	1.75		358,527 (CHF 300,000)	355,617 (CHF 300,000)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

15.	Borrowings and Debentures, Continued

(3)	Debentures as of March 31, 2016 and December 31, 2015 are as follows, Continued:

(In millions of won, thousands of U.S. dollars and thousands of other currencies)	Purpose	Maturity	Annual interest rate (%)	March 31, 2016		December 31, 2015
Unsecured global bonds	Operating fund	2018	2.13		807,450	820,400
					(USD 700,000)	(USD 700,000)
Unsecured private Australian bonds		2017	4.75		265,248	255,930
					(AUD 300,000)	(AUD 300,000)
Floating rate notes(*3)		2020	3M LIBOR +		346,050	351,600
			0.88		(USD 300,000)	(USD 300,000)
Unsecured global bonds(*1)		2018	2.88		346,050	351,600
					(USD 300,000)	(USD 300,000)

Sub-total					7,190,655	7,139,651
Less discounts on bonds					(30,079)	(30,998)

					7,160,576	7,108,653
Less current portion of bonds					(499,626)	(669,506)

				~~W~~	6,660,950	6,439,147

(*1)	Unsecured private bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.
(*2)	Unsecured private bonds were issued by PS&Marketing Corporation, a subsidiary of the Parent Company.
(*3)	As of March 31, 2016, 3M LIBOR rate is 0.63%.
(*4)	The Group eliminated a measurement inconsistency of accounting profit or loss between the bonds and related derivatives by designating the structured bonds as financial liabilities at fair value through profit or loss.
(*5)	Convenient translation was provided for the bonds repayable in other currencies.

The carrying amount of financial liabilities designated at fair value through profit or loss exceeds the amount required to pay at maturity by ~~W~~5,930 million, as of March 31, 2016.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

16.	Long-term Payables – other

(1)	Long-term payables – other as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won)	March 31, 2016		December 31, 2015
Payables related to acquisition of W-CDMA licenses	~~W~~	438,470	550,964
Other(*)		31,491	30,733

	~~W~~	469,961	581,697

(*)	Other includes vested compensation claims of employees who have rendered long-term services, etc.

(2)	As of March 31, 2016 and December 31, 2015, details of payables related to the acquisition of W-CDMA licenses for 2.3GHz and 1.8GHz frequencies are as follows (See Note 14):

(In millions of won)	Period of repayment	Coupon rate	Annual effective interest rate(*)	March 31, 2016		December 31, 2015
2.3GHz	2014~2016	3.00%	5.80%	~~W~~	—	2,882
1.8GHz	2012~2021	2.43~3.00%	4.84~5.25%		589,172	707,006

					589,172	709,888
Present value discount r					(35,216)	(38,739)

					553,956	671,149
Current installments					(115,486)	(120,185)

Carrying amount at period end				~~W~~	438,470	550,964

(*)	The Group estimated the discount rate based on its credit ratings and corporate bond yield rate as there is no market interest rate available for long-term payables - other.

(3)	The repayment schedule of long-term payables related to acquisition of W-CDMA licenses as of March 31, 2016 is as follows:

(In millions of won)	Amount
Less than 1 year	~~W~~	117,834
1~3 years		235,669
3~5 years		235,669

	~~W~~	589,172

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

17.	Provisions

Changes in provisions for the three-month periods ended March 31, 2016 and 2015 are as follows:

	For the three-month period ended March 31, 2016							As of March 31, 2016
(In millions of won)	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for installment of handset subsidy	~~W~~	5,670	—	(781)	—	—	4,889	1,451	3,438
Provision for restoration		59,954	611	(190)	(76)	396	60,695	37,701	22,994
Emission allowance		1,477	—	—	—	—	1,477	1,477	—
Other provisions		3,104	723	(60)	—	—	3,767	3,667	100

	~~W~~	70,205	1,334	(1,031)	(76)	396	70,828	44,296	26,532

	For the three-month period ended March 31, 2015							As of March 31, 2015
(In millions of won)	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for installment of handset subsidy	~~W~~	26,799	—	(2,333)	(18,172)	—	6,294	3,519	2,775
Provision for restoration		59,727	977	(253)	(818)	(19)	59,614	33,467	26,147
Other provisions		562	1,301	(44)	—	—	1,819	920	899

	~~W~~	87,088	2,278	(2,630)	(18,990)	(19)	67,727	37,906	29,821

The Group has provided handset subsidy to subscribers who purchase handsets on an installment basis and recognized a provision for subsidy amounts which the Group is expected to pay in future periods.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

18.	Leases

(1)	Operating Lease

The Group entered into operating lease and sublease agreements in relation to rented office space and the expected future lease payments and revenues as of March 31, 2016 are as follows:

(In millions of won)	Lease payments		Revenues
Less than 1 year	~~W~~	26,638	1,876
1~5 years		78,514	1,026
More than 5 years		29,576	513

	~~W~~	134,728	3,415

(2)	Sale and Leaseback

In, 2012, the Group disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. This sale and leaseback transactions are considered as operating leases and expected future lease payments and lease revenues are presented in Note 18-(1).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

19.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won)	March 31, 2016		December 31, 2015
Present value of defined benefit obligations	~~W~~	552,843	525,269
Fair value of plan assets		(418,114)	(426,413)

	~~W~~	134,729	98,856

(2)	Changes in defined benefit obligations for the three-month periods ended March 31, 2016 and 2015 are as follows:

	For the three-month period ended
(In millions of won)	March 31, 2016		March 31, 2015
Beginning balance	~~W~~	525,269	437,844
Current service cost		28,074	26,047
Interest cost		3,212	2,965
Remeasurement: - Demographic assumption		—	(28)
- Financial assumption		—	2,439
- Adjustment based on experience		5,134	5,648
Benefit paid		(9,535)	(12,193)
Others		689	4,917

Ending balance	~~W~~	552,843	467,639

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

19.	Defined Benefit Liabilities, Continued

(3)	Changes in plan assets for the three-month periods ended March 31, 2016 and 2015 are as follows:

	For the three-month period ended
(In millions of won)	March 31, 2016		March 31, 2015
Beginning balance	~~W~~	426,413	346,257
Interest income		2,395	2,352
Remeasurement		(5,725)	(2,326)
Contributions by employer directly to plan assets		4,301	111
Benefit paid		(10,792)	(8,811)
Others		1,522	2,241

Ending balance	~~W~~	418,114	339,824

(4)	Expenses recognized in profit and loss for the three-month periods ended March 31, 2016 and 2015 are as follows:

	For the three-month period ended
(In millions of won)	March 31, 2016		March 31, 2015
Current service cost	~~W~~	28,074	26,047
Net interest cost		817	613

	~~W~~	28,891	26,660

The above costs are recognized in labor cost and research and development.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

20.	Derivative Instruments

(1)	Currency swap contracts under cash flow hedge accounting as of March 31, 2016 are as follows:

(In thousands of foreign currencies)
Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds with face value of USD 400,000)	Foreign currency risk	Currency swap	Morgan Stanley and five other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds with face value of CHF 300,000)	Foreign currency risk	Currency swap	Citibank and four other banks	Jun. 12, 2012 ~ Jun.12, 2017
Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds with face value of USD 700,000)	Foreign currency risk	Currency swap	Barclays and eight other banks	Nov. 1, 2012~ May 1, 2018
Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds with face value of AUD 300,000)	Foreign currency risk	Currency swap	BNP Paribas and three other banks	Jan. 17, 2013 ~ Nov. 17, 2017
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds with face value of USD 300,000)	Foreign currency risk and interest rate risk	Currency and interest rate swap	DBS Bank	Mar. 7, 2013 ~ Mar. 7, 2020
Oct. 29, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds with face value of USD 300,000)	Foreign currency risk	Currency swap	Korea Development Bank and others	Oct.29, 2013 ~ Oct. 26, 2018
Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds with face value of USD 74,817)	Foreign currency risk	Currency swap	Deutsche bank	Dec.16, 2013 ~ Apr. 29, 2022

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

20.	Derivative Instruments, Continued

(2)	As of March 31, 2016, details of fair values of above derivatives recorded in assets or liabilities are as follows:

	Fair value
	Cash flow hedge					Held for trading
(In millions of won and thousands of foreign currencies) Hedged item	Accumulated gain (loss) on valuation of derivatives		Tax effect	Accumulated foreign currency translation (gain) loss	Others (*)		Total
Non-current assets:
Structured bond(face value of KRW 150,000)	~~W~~	—	—	—	—	9,499		9,499
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds with face value of USD 400,000)		(58,640)	(18,722)	3,879	129,806	—		56,323
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds with face value of USD 700,000)		(15,835)	(5,056)	43,852	—	—		22,961
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds with face value of USD 300,000)		(9,685)	(3,093)	20,906	—	—		8,128
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds with face value of USD 300,000)		(4,619)	—	27,359	—	—		22,740
Fixed-to-fixed long-term borrowings (U.S. dollar denominated bonds with face value of USD 74,817)		(3,818)	(1,219)	7,260	—	—		2,223

							~~W~~	121,874

Non-current liabilities:
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds with face value of CHF 300,000)	~~W~~	(4,830)	(1,542)	(4,946)	—	—		(11,318)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds with face value of AUD 300,000)		2,839	907	(69,957)	—	—		(66,211)

							~~W~~	(77,529)

(*)	Cash flow hedge accounting has been applied to the relevant contracts from May 12, 2010. Others represent gain on valuation of currency swap incurred prior to the application of hedge accounting recognized in profit or loss prior to May 12, 2010.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

21.	Share Capital and Capital Surplus and Other Capital Adjustments

The Parent Company’s outstanding share capital consists entirely of common stocks with a par value of ~~W~~500. The number of authorized, issued and outstanding common shares and capital surplus and other capital adjustments as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won, except for share data)	March 31, 2016		December 31, 2015
Number of authorized shares		220,000,000	220,000,000
Number of issued shares (*1)		80,745,711	80,745,711
Share capital:
Common stock	~~W~~	44,639	44,639
Capital surplus and other capital adjustments:
Paid-in surplus		2,915,887	2,915,887
Treasury stock (Note 22)		(2,260,626)	(2,260,626)
Hybrid bond (Note 23)		398,518	398,518
Others (*2)		(858,501)	(864,269)

	~~W~~	195,278	189,510

(*1)	Prior to the year ended December 2014, the Parent Company retired shares of treasury stock which reduced its retained earnings before appropriation. As a result, the Parent Company’s outstanding shares have decreased without change in the share capital.
(*2)	Others primarily consist of the excess of the consideration paid by the Group over the carrying values of net assets acquired from common control transactions with entities within the control of the Ultimate Controlling Entity.

There were no changes in share capital for the three-month periods ended March 31, 2016 and 2015 and details of shares outstanding as of March 31, 2016 and 2015 are as follows:

	March 31, 2016			March 31, 2015
(In shares)	Issued shares	Treasury stock	Outstanding shares	Issued shares	Treasury stock	Outstanding shares
Issued shares	80,745,711	10,136,551	70,609,160	80,745,711	9,809,375	70,936,336

22.	Treasury Stock

The Parent Company acquired treasury stock to provide stock dividends, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and to stabilize its stock prices when needed.

Treasury stocks as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won, shares)	March 31, 2016		December 31, 2015
Number of shares		10,136,551	10,136,551
Amount	~~W~~	2,260,626	2,260,626

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

23.	Hybrid Bond

Hybrid bonds classified as equity as of March 31, 2016 are as follows:

(In millions of won)	Type	Issuance date	Maturity	Annual interest rate(%)		Amount
Private hybrid bonds	Unsecured subordinated bearer bond	June 7, 2013	June 7, 2073(*1)	4.21	(*2)	~~W~~	400,000
Issuance costs							(1,482)

						~~W~~	398,518

Hybrid bonds issued by the Parent Company are classified as equity as there is no contractual obligation for delivery of financial assets to the bond holders. These are subordinated bonds which rank before common shareholders in the event of a liquidation or reorganization of the Parent Company.

(*1)	The Parent Company has a right to extend the maturity under the same terms at issuance without any notice or announcement. The Parent Company also has the right to defer interest payment at its sole discretion.
(*2)	Annual interest rate is adjusted after five years from the issuance date.

24.	Retained Earnings

Retained earnings as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won)	March 31, 2016		December 31, 2015
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for research & manpower development		60,000	87,301
Reserve for business expansion		9,871,138	9,671,138
Reserve for technology development		2,826,300	2,616,300

		12,779,758	12,397,059
Unappropriated		2,161,645	2,610,568

	~~W~~	14,941,403	15,007,627

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

25.	Reserves

(1)	Details of reserves, net of taxes, as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won)	March 31, 2016		December 31, 2015
Unrealized fair value of available-for-sale financial assets	~~W~~	80,759	232,316
Other comprehensive loss of investments in associates and joint ventures		(176,184)	(169,520)
Unrealized fair value of derivatives		(94,589)	(83,200)
Foreign currency translations differences for foreign operations		9,544	29,707

	~~W~~	(180,470)	9,303

(2)	Change in reserves for the three-month periods ended March 31, 2016 and 2015 are as follows:

(In millions of won)	Unrealized fair value of available-for-sale financial assets		Other compre- hensive loss of investment in associates	Unrealized fair value of derivatives	Foreign currency translations differences for foreign operations	Total
Balance at January 1, 2015	~~W~~	235,385	(163,808)	(77,531)	1,465	(4,489)
Changes		(24,059)	4,465	13,537	1,155	(4,902)
Tax effect		5,931	(19)	(3,001)	—	2,911

Balance at March 31, 2015	~~W~~	217,257	(159,362)	(66,995)	2,620	(6,480)

Balance at January 1, 2016	~~W~~	232,316	(169,520)	(83,200)	29,707	9,303
Changes		(200,916)	(6,676)	(15,592)	(20,163)	(243,347)
Tax effect		49,359	12	4,203	—	53,574

Balance at March 31, 2016	~~W~~	80,759	(176,184)	(94,589)	9,544	(180,470)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

26.	Other Operating Expenses

Details of other operating expenses for the three-month periods ended March 31, 2016 and 2015 are as follows:

	For the three-month period ended
(In millions of won)	March 31, 2016		March 31, 2015
Other Operating Expenses:
Communication	~~W~~	9,782	12,539
Utilities		70,916	66,132
Taxes and dues		9,231	8,354
Repair		68,725	65,857
Research and development		84,099	69,470
Training		6,806	7,441
Bad debt for accounts receivable—trade		8,042	13,013
Travel		5,332	6,811
Supplies and other		39,684	45,704

	~~W~~	302,617	295,321

27.	Other Non-operating Income and Expenses

(1)	Details of other non-operating income and expenses for the three-month periods ended March 31, 2016 and 2015 are as follows:

	For the three-month period ended
(In millions of won)	March 31, 2016		March 31, 2015
Other Non-operating Income:
Fees revenues	~~W~~	93	122
Gain on disposal of property and equipment and intangible assets		952	924
Reversal of allowance for doubtful accounts		607	2,154
Others		30,047	7,139

	~~W~~	31,699	10,339

Other Non-operating Expenses:
Loss on impairment of property and equipment and intangible assets	~~W~~	188	1,023
Loss on disposal of property and equipment and intangible assets		8,271	2,010
Donations		29,609	5,831
Loss on impairment of investment assets		6,338	9,271
Others		4,801	29,995

	~~W~~	49,207	48,130

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

28.	Finance Income and Costs

(1)	Details of finance income and costs for the three-month periods ended March 31, 2016 and 2015 are as follows:

	For the three-month period ended
(In millions of won)	March 31, 2016		March 31, 2015
Finance Income:
Interest income	~~W~~	12,050	12,801
Dividends		14,812	13,296
Gain on foreign currency transactions		5,750	3,474
Gain on foreign currency translations		1,855	780
Gain on disposal of long-term investment securities(*)		315,715	2,646
Gain on valuation of derivatives		3,221	1,729
Gain on disposal of accounts receivable - trade		2,663	—

	~~W~~	356,066	34,726

(*)	~~W~~314,745 million of gain on disposal of long-term investment securities was recognized due to disposal of the Group’s remaining equity interest of Loen entertainment, Inc.

	For the three-month period ended
(In millions of won)	March 31, 2016		March 31, 2015
Finance Costs:
Interest expense	~~W~~	72,392	75,516
Loss on foreign currency transactions		3,438	5,314
Loss on foreign currency translations		3,330	1,044
Loss on disposal of long-term investment securities		84	2
Loss relating to financial liabilities at fair value through profit or loss		226	1,951

	~~W~~	79,470	83,827

(2)	Details of interest income included in finance income for the three-month periods ended March 31, 2016 and 2015 are as follows:

	For the three-month period ended
(In millions of won)	March 31, 2016		March 31, 2015
Interest income on cash equivalents and deposits	~~W~~	4,957	5,383
Interest income on installment receivables and others		7,093	7,418

	~~W~~	12,050	12,801

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

28.	Finance Income and Costs, Continued

(3)	Details of interest expense included in finance costs for the three-month periods ended March 31, 2016 and 2015 are as follows:

	For the three-month period ended
(In millions of won)	March 31, 2016		March 31, 2015
Interest expense on borrowings	~~W~~	2,368	4,538
Interest expense on debentures		61,074	59,551
Interest on finance lease liabilities		—	28
Others		8,950	11,399

	~~W~~	72,392	75,516

(4)	Details of impairment losses for financial assets for the three-month periods ended March 31, 2016 and 2015 are as follows:

	For the three-month period ended
(In millions of won)	March 31, 2016		March 31, 2015
Bad debt for accounts receivable - trade	~~W~~	8,042	13,013
Bad debt for accounts receivable - other		1	—

	~~W~~	8,043	13,013

29.	Income Tax Expense

Income tax expense was calculated by considering current tax expense adjusted to changes in estimates related to prior periods, deferred tax expenses by origination and reversal of temporary differences.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

30.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the three-month periods ended March 31, 2016 and 2015 are calculated as follows:

	For the three-month period ended
(In millions of won, shares)	March 31, 2016		March 31, 2015
Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company on common shares	~~W~~	571,847	444,495
Weighted average number of common shares outstanding		70,609,160	70,936,336

Basic earnings per share (In won)	~~W~~	8,099	6,266

2)	The weighted average number of common shares outstanding for the three-month periods ended March 31, 2016 and 2015 are calculated as follows:

	For the three-month period ended
(In shares)	March 31, 2016	March 31, 2015
Issued common shares	80,745,711	80,745,711
Weighted average number of treasury stocks	(10,136,551)	(9,809,375)

Weighted average number of common shares outstanding	70,609,160	70,936,336

(2)	Diluted earnings per share

For the three-month periods ended March 31, 2016 and 2015, there were no potentially dilutive shares. Therefore, diluted earnings per share for the three-month periods ended March 31, 2016 and 2015 are the same as basic earnings per share.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

31.	Categories of Financial Instruments

(1)	Financial assets by categories as of March 31, 2016 and December 31, 2015 are as follows:

	March 31, 2016
(In millions of won)	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	~~W~~	—	—	759,927	—	759,927
Financial instruments		—	—	762,238	—	762,238
Short-term investment securities		—	157,341	—	—	157,341
Long-term investment securities		—	1,085,419	—	—	1,085,419
Accounts receivable – trade		—	—	2,364,975	—	2,364,975
Loans and other receivables(*)		—	—	1,637,829	—	1,637,829
Derivative financial assets		9,499	—	—	112,375	121,874

	~~W~~	9,499	1,242,760	5,524,969	112,375	6,889,603

	December 31, 2015
(In millions of won)	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	~~W~~	—	—	768,922	—	768,922
Financial instruments		—	—	701,713	—	701,713
Short-term investment securities		—	92,262	—	—	92,262
Long-term investment securities		—	1,207,226	—	—	1,207,226
Accounts receivable – trade		—	—	2,390,110	—	2,390,110
Loans and other receivables(*)		—	—	1,102,403	—	1,102,403
Derivative financial assets		6,277	—	—	160,122	166,399

	~~W~~	6,277	1,299,488	4,963,148	160,122	6,429,035

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

31.	Categories of Financial Instruments, Continued

(1)	Financial assets by categories as of March 31, 2016 and December 31, 2015 are as follows, Continued:

(*)	Details of loans and other receivables as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won)	March 31, 2016		December 31, 2015
Short-term loans	~~W~~	66,195	53,895
Accounts receivable - other		1,193,932	673,739
Accrued income		11,817	10,753
Other current assets		1,873	1,861
Long-term loans		59,791	62,454
Long-term accounts receivable - other		2,452	2,420
Guarantee deposits		301,769	297,281

	~~W~~	1,637,829	1,102,403

(2)	Financial liabilities by categories as of March 31, 2016 and December 31, 2015 are as follows:

	March 31, 2016
(In millions of won)	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Accounts payable – trade	~~W~~	—	300,872	—	300,872
Derivative financial liabilities		—	—	77,529	77,529
Borrowings		—	236,807	—	236,807
Debentures(*1)		155,930	7,004,646	—	7,160,576
Accounts payable - other and others (*2)		—	3,063,243	—	3,063,243

	~~W~~	155,930	10,605,568	77,529	10,839,027

	December 31, 2015
(In millions of won)	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Accounts payable – trade	~~W~~	—	279,782	—	279,782
Derivative financial liabilities		—	—	89,296	89,296
Borrowings		—	415,134	—	415,134
Debentures(*1)		155,704	6,952,949	—	7,108,653
Accounts payable - other and others (*2)		—	2,970,801	—	2,970,801

	~~W~~	155,704	10,618,666	89,296	10,863,666

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

31.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by categories as of March 31, 2016 and December 31, 2015 are as follows, Continued:

(*1)	Bonds classified as financial liabilities at fair value through profit or loss as of March 31, 2016 and December 31, 2015 are structured bonds and they were designated as financial liabilities at fair value through profit or loss in order to eliminate the difference in measurement bases with the related derivatives and bonds.
(*2)	Details of accounts payable and other payables as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won)	March 31, 2016		December 31, 2015
Accounts payable - other	~~W~~	1,603,528	1,323,434
Withholdings		2,206	1,178
Accrued expenses		850,621	920,739
Current installments of long-term payables - other		115,486	120,211
Long-term payables - other		469,961	581,697
Other non-current liabilities		21,441	23,542

	~~W~~	3,063,243	2,970,801

32.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, financial assets available-for-sale, trade and other receivables. Financial liabilities consist of trade and other payables, borrowings, and debentures.

1) Market risk

(i) Currency risk

Currency risk occurs on forecasted transaction and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Group. The Group manages currency risk by currency forward, etc. if needed to hedge currency risk on business transactions.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

32.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1) Market risk, Continued

(i) Currency risk, Continued

Monetary foreign currency assets and liabilities as of March 31, 2016 are as follows:

	Assets			Liabilities
(In millions of won, thousands of foreign currencies)	Foreign currencies	Won translation		Foreign Currencies	Won translation
USD	145,088	~~W~~	167,495	1,840,893	~~W~~	2,123,477
EUR	11,640		15,210	29		38
JPY	70,856		727	378		4
AUD	—		—	299,148		264,495
CHF	—		—	299,481		357,907
Others	5,965		1,171	—		—

		~~W~~	184,603		~~W~~	2,745,921

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (See Note 20)

As of March 31, 2016, effects on income (loss) before income tax as a result of change in exchange rate by 10% are as follows:

(In millions of won)	If increased by 10%		If decreased by 10%
USD	~~W~~	7,080	(7,080)
EUR		1,485	(1,485)
JPY		73	(73)
Others		117	(117)

	~~W~~	8,755	(8,755)

(ii) Equity price risk

The Group has equity securities which include listed and non-listed securities for its liquidity management and operating purpose. As of March 31, 2016, available-for-sale equity instruments measured at fair value amount of ~~W~~954,132 million.

(iii) Interest rate risk

Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, the Group’s revenue and operating cash flows are not influenced by the changes in market interest rates. However, the Group still has interest rate risk arising from borrowings and debentures.

Accordingly, the Group performs various analysis of interest rate risk to reduce interest rate risk and to optimize its financing. This includes refinancing, renewal, alternative financing and hedging instrument option.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

32.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1) Market risk, Continued

(iii) Interest rate risk, Continued

The Group’s interest rate risk arises from floating-rate borrowings and debentures. As of March 31, 2016, floating-rate borrowings and debentures amount to ~~W~~31,000 million and ~~W~~331,500 million respectively, and the Group has entered into interest rate swaps to hedge interest rate risk related to floating-rate debentures (See Note 20). Therefore, income before income taxes for the three-month period ended March 31, 2016 would not have been changed by the interest expense from floating-rate borrowings and debentures.

2) Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. The maximum credit exposure as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won)	March 31, 2016		December 31, 2015
Cash and cash equivalents	~~W~~	759,718	768,794
Financial instruments		762,238	701,713
Available-for-sale financial assets		2,030	3,430
Accounts receivable – trade		2,364,975	2,390,110
Loans and receivables		1,637,829	1,102,403
Derivative financial assets		121,874	166,399

	~~W~~	5,648,664	5,132,849

To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information, the Group establishes credit limits for each customer or counterparty.

For the three-month period ended March 31, 2016, the Group has no trade and other receivables or loans which have indications of significant impairment loss or are overdue for a prolonged period. As a result, the Group believes that the possibility of default is remote. Also, the Group’s credit risk can arise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Group has a policy to deal only with financial institutions with high credit ratings. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of March 31, 2016.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

32.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3) Liquidity risk

Contractual maturities of financial liabilities as of March 31, 2016 are as follows:

(In millions of won)	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable - trade	~~W~~	300,872	300,872	300,872	—	—
Borrowings(*)		236,807	248,295	125,326	102,602	20,367
Debentures(*)		7,160,576	8,568,426	725,403	4,577,931	3,265,092
Accounts payable - other and others		3,063,243	3,089,837	2,522,244	559,210	8,383

	~~W~~	10,761,498	12,207,430	3,673,845	5,239,743	3,293,842

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*)	Includes estimated interest to be paid.

As of March 31, 2016, periods which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	~~W~~	112,375	120,048	(69)	108,557	11,560
Liabilities		(77,529)	(80,014)	(4,389)	(75,625)	—

	~~W~~	34,846	40,034	(4,458)	32,932	11,560

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

32.	Financial Risk Management, Continued

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that of the group as of and for the year ended December 31, 2015.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; the total liabilities and equity is derived from the financial statements.

Debt-equity ratio as of March 31, 2016 and December 31, 2015 are as follows:

(In millions of won)	March 31, 2016		December 31, 2015
Liabilities	~~W~~	13,375,189	13,207,291
Equity		15,115,186	15,374,096

Debt-equity ratio		88.49%	85.91%

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

32.	Financial Risk Management, Continued

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of March 31, 2016 are as follows:

(In millions of won)	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
Financial assets at fair value through profit or loss	~~W~~	9,499	—	9,499	—	9,499
Derivative financial assets		112,375	—	112,375	—	112,375
Available-for-sale financial assets		954,132	778,647	47,341	128,144	954,132

	~~W~~	1,076,006	778,647	169,215	128,144	1,076,006

Financial liabilities that are measured at fair value:
Financial liabilities at fair value through profit or loss	~~W~~	155,930	—	155,930	—	155,930
Derivative financial liabilities		77,529	—	77,529	—	77,529

	~~W~~	233,459	—	233,459	—	233,459

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	236,807	—	240,357	—	240,357
Debentures		7,004,646	—	7,551,369	—	7,551,369

	~~W~~	7,241,453	—	7,791,726	—	7,791,726

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

32.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2015 are as follows:

(In millions of won)	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
Financial assets at fair value through profit or loss	~~W~~	6,277	—	6,277	—	6,277
Derivative financial assets		160,122	—	160,122	—	160,122
Available-for-sale financial assets		1,076,291	897,958	47,262	131,071	1,076,291

	~~W~~	1,242,690	897,958	213,661	131,071	1,242,690

Financial liabilities that are measured at fair value:
Financial liabilities at fair value through profit or loss	~~W~~	155,704	—	155,704	—	155,704
Derivative financial liabilities		89,296	—	89,296	—	89,296

	~~W~~	245,000	—	245,000	—	245,000

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	415,134	—	416,702	—	416,702
Debentures		6,952,949	—	7,411,909	—	7,411,909

	~~W~~	7,368,083	—	7,828,611	—	7,828,611

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are a reasonable approximation of fair values.

Available-for-sale financial assets amounting to ~~W~~288,628 million and ~~W~~223,197 million as of March 31, 2016 and December 31, 2015, respectively, are measured at cost in accordance with K-IFRS 1039 since they are considered as equity instruments which do not have quoted price in an active market for the identical instruments (inputs for level 1) and cannot be reliably measured using other valuation methods.

Fair value of the financial instruments that are traded in an active market (available-for-sale financial assets, financial liabilities at fair value through profit or loss, etc.) is measured based on the bid price at the end of the reporting date.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

32.	Financial Risk Management, Continued

(3)	Fair value, Continued

The Group uses various valuation methods for valuation of fair value of financial instruments that are not traded in an active market. Fair value of available-for-sale securities is determined using the market approach methods and financial assets through profit or loss are measured using the option pricing model. In addition, derivative financial contracts and long-term liabilities are measured using the present value methods. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities being evaluated.

Interest rates used by the Group for the fair value measurement as of March 31, 2016 are as follows:

Interest rate
Derivative instruments	2.15 ~ 3.12%
Borrowings and debentures	1.81 ~ 3.07%

3)	There have been no transfers from Level 2 to Level 1 for the three-month period ended March 31, 2016 and changes of financial assets classified as Level 3 for the three-month period ended March 31, 2016 are as follows:

(In millions of won)	Balance at January 1, 2016		Transfer	Other comprehensive loss	Disposal	Balance at March 31, 2016
Available-for-sale financial assets	~~W~~	131,071	4,657	(2,476)	(5,108)	128,144

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

32.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of March 31, 2016 are as follows:

(In millions of won)	Gross financial instruments recognized		Amount offset financial instruments recognized	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivatives(*)	~~W~~	44,368	—	44,368	(44,368)	—
Accounts receivable – trade and others		137,461	(117,665)	19,796	—	19,796

	~~W~~	181,829	(117,665)	64,164	(44,368)	19,796

Financial liabilities:
Derivatives(*)	~~W~~	77,529	—	77,529	(44,368)	33,161
Accounts payable – trade and others		119,940	(117,665)	2,275	—	2,275

	~~W~~	197,469	(117,665)	79,804	(44,368)	35,436

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2015 are as follows:

(In millions of won)	Gross financial instruments recognized		Amount offset financial instruments recognized	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivatives(*)	~~W~~	55,673	—	55,673	(55,673)	—
Accounts receivable – trade and others		129,527	(113,003)	16,524	—	16,524

	~~W~~	185,200	(113,003)	72,197	(55,673)	16,524

Financial liabilities:
Derivatives(*)	~~W~~	89,734	—	89,734	(55,673)	34,061
Accounts payable – other and others		113,003	(113,003)	—	—	—

	~~W~~	202,737	(113,003)	89,734	(55,673)	34,061

(*)	The balance represents the net amount under the standard terms and conditions of International Swap and Derivatives Association.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

33.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holding Co., Ltd.
Joint ventures	Dogus Planet, Inc. and three other companies
Associates	SK hynix Inc. and 49 other companies
Affiliates	The Ultimate Controlling Entity’s other subsidiaries and associates, etc.

(2)	Compensation for the key management

The Parent Company considers registered directors who have substantial role and responsibility in planning, operating, and controlling of the business as key management. The compensation given to such key management for the three-month periods ended March 31, 2016 and 2015 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2016		March 31, 2015
Salaries	~~W~~	980	1,357
Defined benefits plan expenses		281	121

	~~W~~	1,261	1,478

Compensation for the key management includes salaries, non-monetary salaries and contributions made in relation to pension plans.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

33.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three-month periods ended March 31, 2016 and 2015 are as follows:

		For the three-month period ended March 31, 2016
(In millions of won) Scope	Company	Operating revenue and others		Operating expenses and others	Acquisition of property and equipment
Ultimate Controlling Entity	SK Holding Co., Ltd.(*1)	~~W~~	5,548	307,977	10,696
Associates	F&U Credit information Co., Ltd.		525	13,442	—
	HappyNarae Co., Ltd.		73	2,240	564
	SK hynix Inc.(*2)		75,869	9	—
	SK Wyverns Baseball Club., Ltd.		318	14,373	—
	KEB HanaCard Co., Ltd.		5,005	2,950	—
	Others		—	1,854	—

			81,790	34,868	564

Other	SK Engineering & Construction Co., Ltd.		1,059	199	—
	SK Networks Co., Ltd.		2,510	274,094	16
	SK Networks Services Co., Ltd.		282	22,508	65
	SK Telesys Co., Ltd.		65	9,338	26,385
	SK Energy Co., Ltd.		1,237	153	—
	SK Gas Co., Ltd.		449	1	—
	Others		8,114	23,341	15,731

			13,716	329,634	42,197

		~~W~~	101,054	672,479	53,457

(*1)	Operating expenses and others include ~~W~~183,271 million of dividends declared by the Parent Company.
(*2)	Operating revenue and others include ~~W~~73,050 million of dividends declared by the associates and deducted from the investment in associates.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

33.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three-month periods ended March 31, 2016 and 2015 are as follows, Continued:

		For the three-month period ended March 31, 2015
(In millions of won) Scope	Company	Operating revenue and others		Operating expenses and others	Acquisition of property and equipment	Loans
Ultimate Controlling Entity	SK Holding Co., Ltd.(*1)	~~W~~	154	179,881	—	—
Associates	F&U Credit information Co., Ltd.		670	12,239	—	—
	HappyNarae Co., Ltd.		72	958	388	—
	SK hynix Inc.(*2)		47,550	5	—	—
	SK Wyverns Baseball Club., Ltd.		1,852	9,829	—	—
	KEB HanaCard Co., Ltd.		5,432	5,727	—	—
	Xian Tianlong Science and Technology Co., Ltd.		—	—	—	7,032
	Others		1,393	4,518	1,130	500

			56,969	33,276	1,518	7,532

Other	SK Engineering & Construction Co., Ltd.		3,582	1,980	52,335	—
	SK C&C Co., Ltd.		3,941	81,569	41,235	—
	SK Networks Co., Ltd.		1,705	364,799	—	—
	SK Networks Services Co., Ltd.		2,347	12,881	4	—
	SK Telesys Co., Ltd.		102	11,441	61,017	—
	SK Energy Co., Ltd.		1,138	216	—	—
	SK Gas Co., Ltd.		1,072	—	—	—
	Others		6,466	9,480	349	—

			20,353	482,366	154,940	—

		~~W~~	77,476	695,523	156,458	7,532

(*1)	Operating expenses and others include ~~W~~171,053 million of dividends declared by the Parent Company.
(*2)	Operating revenue and others include ~~W~~43,830 million of dividends declared by the associates and deducted from the investment in associates.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

33.	Transactions with Related Parties, Continued

(4)	Account balances as of March 31, 2016 and December 31, 2015 are as follows:

		March 31, 2016
		Accounts receivable			Accounts payable
(In millions of won) Scope	Company	Loans		Accounts receivable-trade and others	Accounts payable – trade and others
Ultimate Controlling Entity	SK Holding Co., Ltd.	~~W~~	—	1,089	267,687
Associates	HappyNarae Co., Ltd.		—	11	1,576
	F&U Credit information Co., Ltd.		—	354	1,182
	SK hynix Inc.		—	74,774	—
	SK Wyverns Baseball Club Co., Ltd.		1,017	35	160
	Wave City Development Co., Ltd.		1,890	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,148	—	—
	KEB HanaCard Co., Ltd.		—	1,678	2,486
	Xian Tianlong Science and Technology Co., Ltd.		8,287	—	—
	Others		—	297	623

			33,342	115,561	6,027

Other	SK Engineering & Construction Co., Ltd.		—	1,090	479
	SK Networks. Co., Ltd.		—	2,497	202,173
	SK Networks Services Co., Ltd.		—	—	6,277
	SK Telesys Co., Ltd.		—	58	23,210
	SK innovation co., ltd.		—	1,846	1,374
	SK Energy Co., Ltd.		—	1,110	203
	SK Gas Co., Ltd.		—	1,479	9
	Others		—	3,243	11,909

			—	11,323	245,634

		~~W~~	33,342	127,973	519,348

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

33.	Transactions with Related Parties, Continued

(4)	Account balances as of March 31, 2016 and December 31, 2015 are as follows, Continued:

		December 31, 2015
		Accounts receivable			Accounts payable
(In millions of won) Scope	Company	Loans		Accounts receivable-trade and others	Accounts payable – other and others
Ultimate Controlling Entity	SK Holdings Co., Ltd. (formerly, SK C&C Co., Ltd.) (*)	~~W~~	—	1,836	160,133
Associates	HappyNarae Co., Ltd.		—	12	6,162
	F&U Credit information Co., Ltd.		—	66	934
	SK hynix Inc.		—	4,360	155
	SK Wyverns Baseball Club Co., Ltd.		1,017	4,502	—
	Wave City Development Co., Ltd.		1,890	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,148	—	—
	KEB HanaCard Co., Ltd.		—	1,771	9,042
	Xian Tianlong Science and Technology Co., Ltd.		8,287	—	—
	Others		—	299	964

			33,342	49,422	17,257

Other	SK Engineering & Construction Co., Ltd.		—	1,005	14,877
	SK Networks. Co., Ltd.		—	1,569	208,291
	SK Networks Services Co., Ltd.		—	—	9,414
	SK Telesys Co., Ltd.		—	140	37,491
	SK innovation co., ltd.		—	2,159	1,424
	SK Energy Co., Ltd.		—	1,681	173
	SK Gas Co., Ltd.		—	1,830	9
	Others		—	2,886	58,088

			—	11,270	329,767

		~~W~~	33,342	62,528	507,157

(*)	On August 1, 2015, SK C&C Co., Ltd., the Ultimate Controlling Entity’s investor merged SK Holdings Co., Ltd., the ultimate controlling entity of the Parent Company, and changed its name to SK Holdings Co., Ltd.
(5)	M&Service Co., Ltd., a subsidiary of the Parent Company, entered into performance agreement with SK Energy Co., Ltd. and provided a blank note to SK Energy Co., Ltd., with regard to this transaction.
(6)	There were additional investments in associates and joint ventures during the three-month period ended March 31, 2016 as presented in Note 10.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

34.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ~~W~~8,814 million as of March 31, 2016.

SK Broadband Co., Ltd. has guaranteed for employees’ borrowings relating to employee stock ownership program and provided short-term financial instruments amounting to ~~W~~1,075 million as collateral as of March 31, 2016.

(2)	Contingencies

As of March 31, 2016 the Group is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. For those legal claims and litigation for which no provision was recognized, management does not believe the Group has a present obligation for these matters, nor is it expected any of these claims or litigation will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3)	Guarantee provided

PS&Marketing Corporation, a subsidiary of the Parent Company, obtained ~~W~~3,000 million of payment guarantees from Shinhan Bank, in relation to handsets purchased from the Apple Computer Korea Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

35.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the three-month periods ended March 31, 2016 and 2015 are as follows:

	For the three-month period ended
(In millions of won)	March 31, 2016		March 31, 2015
Interest income	~~W~~	(12,050)	(12,801)
Dividend		(14,812)	(13,296)
Gain on foreign currency translations		(1,855)	(780)
Gain on disposal of long-term investments securities		(315,715)	(2,646)
Gain on valuation of derivatives		(3,221)	(1,729)
Gain on disposal of accounts receivable—trade		(2,663)	—
Gain related to investments in associates and joint ventures, net		(74,909)	(244,257)
Gain on disposal of property, equipment and intangible assets		(952)	(924)
Reversal of allowance for doubtful accounts		(607)	(2,154)
Other income		(2)	(87)
Interest expense		72,392	75,516
Loss on foreign currency translations		3,330	1,044
Loss on disposal of long-term investments securities		84	2
Income tax expense		163,826	117,266
Expense related to defined benefit plan		28,891	26,660
Depreciation and amortization		749,070	729,494
Bad debt expense		8,042	13,013
Loss on disposal of property and equipment and intangible assets		8,271	2,010
Impairment loss on property and equipment and intangible assets		188	1,023
Loss relating to financial liabilities at fair value through profit or loss		226	1,951
Impairment loss on other investment securities		6,338	9,271
Other expenses		15,221	7,613

	~~W~~	629,093	706,189

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2016 and 2015

35.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the three-month periods ended March 31, 2016 and 2015 are as follows:

	For the three-month period ended
(In millions of won)	March 31, 2016		March 31, 2015
Accounts receivable - trade	~~W~~	6,817	3,942
Accounts receivable - other		(434,995)	70,802
Accrued income		(394)	58
Advance payments		(5,974)	(58,942)
Prepaid expenses		(1,624)	(2,997)
Value Added Tax (VAT) refund receivable		(93)	(2,411)
Inventories		(6,923)	(28,120)
Guarantee deposits		2,847	(4,857)
Accounts payable - trade		28,488	40,499
Accounts payable - other		(41,536)	(193,282)
Advanced receipts		4,495	(11,885)
Withholdings		81,072	(220,226)
Deposits received		(4,648)	(4,088)
Accrued expenses		(78,107)	(152,761)
VAT payable		16,582	11,908
Unearned revenue		(15,509)	(40,357)
Provisions		(119)	(29,855)
Long-term provisions		—	(8,909)
Plan assets		6,491	8,700
Retirement benefit payment		(9,535)	(12,193)
Others		(287)	142

	~~W~~	(452,952)	(634,832)

(3)	Significant non-cash transactions for the three-month periods ended March 31, 2016 and 2015 are as follows:

	For the three-month period ended
(In millions of won)	March 31, 2016	March 31, 2015
Decrease of accounts payable - other related to acquisition of property and equipment and intangible assets	(319,058)	(141,876)

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